Form 10-K, Exhibit 13
EXECUTONE INFORMATION SYSTEMS INC
filed 1995-03-30
CIK 725282

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


INTRODUCTION

The Company's revenues are primarily derived from sales of its products and services through a worldwide network of direct sales and service offices and independent distributors. The Company's end-user revenues are derived from two primary sources: (1) sales of systems to new customers, which include sales of application-specific software options ("product revenues"), and (2) servicing the end-user base through the upgrade, expansion, enhancement (which includes sales of application-specific software options), and maintenance of previously installed systems, as well as revenues from the INFOSTAR'r'/LD+ program (commonly referred to as "base revenues"). Base revenues usually generate higher operating income margin than initial sales of systems, since the Company's selling expenses for base revenues are lower than those for initial system sales. Sales of the Company's application-specific software options and related services generally produce a higher operating income margin than both system sales and base revenues due to the added performance value and relatively low production costs of such proprietary software and services.

RESULTS OF OPERATIONS:  1994 COMPARED TO 1993 (AS RESTATED)

Total revenues for the year ended December 31, 1994 were 7% higher than the comparable 1993 period. Base revenues for 1994 increased 12% over 1993 primarily due to volume increases generated by the INFOSTAR'r'/LD+ program, increased sales of system upgrades and expansions and increased revenue from maintenance contracts. Product revenues for 1994 increased 3% over 1993 primarily due to increased sales of voice processing products and sales decreases in non-voice processing applications and healthcare revenue.

Gross profit increased almost $11 million compared to 1993, with the gross profit as a percentage of total revenue increasing to 41.5% from 40.6%. The increases were a result of the continuing favorable product mix of increased base revenue and voice processing products. Voice processing and base revenues now account for 71% of the sales volume compared to 64% in 1993, indicating the Company's shifting emphasis to market value-added products to the customer base and increase sales of application-specific software products.

Operating income increased $1.5 million during 1994 and, as a percentage of total revenue, was 5.1% compared to 4.9% for 1993. The increase in operating income as a percentage of total revenue is primarily related to the increase in gross profit margin, partially offset by continuing investments in the sales force and sales support personnel, technical marketing support and research, development and engineering expenses for the development and sale of the new higher margin products.

Interest, amortization and other expenses, net for the year ended December 31, 1994 were $1.0 million lower than the corresponding 1993 period, primarily due to the favorable impact of a lower level of bank borrowings.

The Company accounts for income taxes in accordance with FAS 109, Accounting for Income Taxes. For the year ended December 31, 1994, the Company recorded a provision for income taxes of $3.3 million. Approximately 88% or $2.9 million of the total tax provision was recorded as a reduction of the deferred tax asset to reflect the utilization of tax benefits. As a result of the utilization of these benefits, the Company had no significant tax liability for the year ended December 31, 1994. Therefore, the Company will only pay $0.4 million in taxes, even though the tax provision on the income statement is $3.3 million. In addition, the Company recorded a provision for income taxes of $0.5 million, relating to discontinued operations, which also reduced the deferred tax asset. The remaining deferred tax asset of $27.0 million as of December 31, 1994 represents the expected benefits to be received from utilization of tax benefit carryforwards which will result in the payment of minimal taxes in the near future. During 1994, the Company adjusted its valuation allowance, resulting in an increase in the deferred tax asset of $6.5 million, $5.2 million of which was a reduction of goodwill as it related to pre-acquisition tax benefits and $1.3 million of which reduced the 1994 provision for income taxes. The basis for the adjustment of the valuation allowance was a significant increase in pre-tax income from $7.6 million in 1993 to $10.0 million in 1994. Accordingly, historical earnings support the realization of the larger deferred tax asset. The Company believes that the deferred tax asset will more likely than not be realized in the carryforward period. Refer to Note D of the Notes to Consolidated Financial Statements.

In December 1993, a fire occurred at the Company's main subcontractor's production facility in Shinzen, China, causing inventory shortages during the first six months of 1994. The production problems were largely alleviated by the Company's ability to increase its own production and find alternative manufacturing sources. In July 1994, the Company recovered $4 million from its insurance carrier for additional direct costs related to the emergency production situation.

As of March 31, 1994, the Company sold its Vodavi Communications Systems Division ("VCS"), which sold telephone equipment to supply houses and dealers under the brand names STARPLUS'r' and INFINITE'tm', for approximately $10.9 million. Proceeds of the sale consisted of approximately $9.7 million in cash and a $1.2 million note, fully secured by a letter of credit and payable in September 1995. The cash proceeds were used to reduce borrowings under the Company's revolving credit facility. The sale resulted in an after-tax gain of $604,000 (net of income tax provision of $403,000). The results of VCS have been reported separately as a discontinued operation in the consolidated statements of operations. Prior year consolidated financial statements have been restated to present VCS as a discontinued operation. Net revenues of the discontinued operation for 1994, through the date of sale, 1993 and 1992 were $8.6 million, $31.6 million and $26.6 million, respectively. Refer to Note J of the Notes to Consolidated Financial Statements.

In September 1994, the Company paid $1.2 million to the former shareholders of Isoetec Texas, Inc. in partial settlement of claims by such shareholders. In December 1994, the Company paid an additional $211,000 in cash and common stock to settle all remaining claims. These payments were adjustments of the recorded purchase price for Isoetec Texas, Inc., resulting in an increase to intangible assets, which is being charged to income over the remaining amortization period. Refer to Note J of the Notes to Consolidated Financial Statements.

In 1994, the Company was required to implement FAS 112, Employers' Accounting for Postemployment Benefits, which requires the accrual of benefits to former or inactive employees after employment but before retirement. The impact on the Company's financial results was not material.


RESULTS OF OPERATIONS:  1993 COMPARED TO 1992 (AS RESTATED)

Total revenues for the year ended December 31, 1993 were 7% higher compared to the prior year. Product revenues for 1993 increased 5% over 1992 primarily as a result of increased sales volume from new installations of healthcare communications and predictive dialer equipment and increased sales volume from our independent distributor channels. Base revenues for 1993 were 10% higher than in 1992. The increase in base revenues was attributable primarily to increased sales of system upgrades, expansions and maintenance to the Company's existing customer base, and volume increases generated by the INFOSTAR'r'/LD+ program.

Gross profit as a percentage of total revenues increased to 40.6% in 1993 from 39.6% in 1992. Gross profit margins in 1993 were $10.2 million higher than 1992 primarily due to the overall increase in sales volume and to the higher absorption of fixed costs resulting from higher revenues.

Operating income as a percentage of total revenues increased to 4.9% in 1993 from 4.1% in 1992. The increase in operating income as a percentage of total revenues was primarily related to improved gross profit margins partially offset by higher research, development, engineering, and selling expenses which resulted from increased investments in the development and sale of new higher margin products.

Interest, amortization and other expenses, net for the year ended December 31, 1993 were $0.4 million lower than the corresponding 1992 period. The decrease was primarily due to interest savings as a result of the conversion of the note payable to Hambrecht & Quist Guaranty Finance ("HQGF") to preferred stock, as well as lower interest expense for the Company's credit facility due to lower borrowing levels and lower interest rates.

For the year ended December 31, 1993, the Company recorded a provision for income taxes of $2.7 million. Approximately 93% or $2.5 million of the total tax provision was recorded as a reduction of the deferred tax asset to reflect the utilization of tax benefits. As a result of the utilization of these benefits, the Company had no significant tax liability for the year ended December 31, 1993.

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity is represented by cash, cash equivalents and cash availability under its existing credit facilities. The Company's liquidity was $30 million, $29 million and $24 million as of December 31, 1994, 1993 and 1992, respectively.

At December 31, 1994 and 1993, cash and cash equivalents amounted to $7.8 million and $7.4 million, respectively, or 8% of current assets. The Company generated $19.2 million of cash from operations and an additional $9.7 million from the sale of VCS. The cash was used to reduce debt by $9.8 million, fund $11.9 million of working capital, purchase $6.3 million of capital equipment and for restructuring costs and other payments of $0.9 million. The funding of working capital is primarily accounts receivable and inventory. The increase in accounts receivable is a result of increased December volume and an increase in collection cycles, primarily from National Accounts and the Federal Government. Inventory increased primarily due to the rebuild of inventory depleted during the emergency production situation earlier in the year and the change in the Company's inventory planning to have more inventory on hand to more easily deal with any potential supply interruptions in the future.

Total debt at December 31, 1994 was $25.5 million, a decrease of $9.8 million from $35.3 million at December 31, 1993. The decrease in debt is primarily due to lower bank borrowings of $4.2 million, repayment of the $3.8 million term note under the Company's credit facility, the conversion of $1.1 million of subordinated debentures to exercise common stock purchase warrants and repayments of other long-term debt and capital lease obligations of $1.7 million. The debt reductions were partially offset by a $0.7 million capital lease obligation incurred in connection with equipment acquisitions and an increase to the carrying value of the convertible subordinated debentures of $0.3 million due to accretion.

The Company's secured credit facility (the "Credit Facility") was amended in August 1994. The $55 million Credit Facility expires in August 1999 and consists of a revolving line of credit providing for direct borrowings and up to $15 million in letters of credit. Direct borrowings and letter of credit advances are made available pursuant to a formula based on the levels of eligible accounts receivable and inventories. The Credit Facility agreement contains certain restrictive covenants which include, among other things, a prohibition on the declaration or payment of any cash dividends, minimum ratios of operating income to interest and fixed charges, and a maximum ratio of total liabilities to net worth as well as a subjective acceleration clause. Interest rates are also subject to adjustment based upon certain financial ratios. During 1994, the Company was in compliance with all such financial covenants. The Credit Facility is secured by substantially all of the assets of the Company. Refer to Note C of the Notes to Consolidated Financial Statements.

As of February 17, 1995, there were $15.1 million of direct borrowings and $6.1 million of letters of credit outstanding and $13.2 million of borrowings available under the Credit Facility. Required principal payments for debt in 1995 are $0.8 million. The Company believes that borrowings under the Credit
Facility and cash flow from operations will be sufficient to meet working capital and other requirements for 1995.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders of
EXECUTONE Information Systems, Inc.:

We have audited the accompanying consolidated balance sheets of EXECUTONE Information Systems, Inc. (a Virginia corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EXECUTONE Information Systems, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.





                                                     ARTHUR ANDERSEN LLP




Stamford, Connecticut
January 27, 1995

SELECTED FINANCIAL DATA

The following is selected financial data for EXECUTONE for the five years ended December 31, 1994.

(In thousands, except for per share amounts)

                                                                              Years Ended December 31,

                                                           1994             1993              1992             1991          1990
                                                           ----             ----              ----             ----          ----
                                                                         (Restated)      (Restated)      (Restated)       (Restated)
 Revenues                                                $ 291,969       $ 271,765       $ 253,024        $ 243,616        $ 252,516
                                                         =========       =========       =========        =========        =========
 Income Before Income
     Taxes From Continuing
     Operations                                          $  10,041       $   7,580       $   4,320        $   2,327        $   3,422
                                                         =========       =========       =========        =========        =========
 Income From Continuing
     Operations                                          $   6,734       $   4,903       $   2,222        $   1,146        $   1,395
 Income (Loss) From
     Discontinued Operations,
     Net of Taxes                                              757             298            (157)            (129)             493
 Extraordinary Item - Gain on
     Extinguishment of Debt,
     Net of Taxes                                               --              --           1,267               --               --
                                                         ---------       ---------       ---------        ---------        ---------
 Net Income                                              $   7,491       $   5,201       $   3,332        $   1,017        $   1,888
                                                         =========       =========       =========        =========        =========
 EARNINGS PER SHARE:
     Continuing Operations                               $    0.14       $    0.10       $    0.05        $    0.03        $    0.05
     Discontinued Operations                                  0.02            0.01              --               --             0.01
     Extraordinary Item                                         --              --            0.03               --               --
                                                         ---------       ---------       ---------        ---------        ---------
     Net Income                                          $    0.16       $    0.11       $    0.08        $    0.03        $    0.06
                                                         =========       =========       =========        =========        =========
 Total Assets                                            $ 189,481       $ 175,555       $ 179,294        $ 177,602        $ 192,799
                                                         =========       =========       =========        =========        =========
 Long-Term Debt(1)                                       $  24,698       $  32,279       $  43,752        $  56,271        $  63,231
                                                         =========       =========       =========        =========        =========

Cash Dividends Declared
Per Share(2)                                                  $ --            $ --            $ --             $ --             $ --
                                                         =========       =========       =========        =========        =========


(1)  Includes capitalized leases.

(2) The Company has not declared or paid any cash dividends on its Common Stock. Refer to "Stock Data".

EXECUTONE INFORMATION SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except for per share amounts)

                                                                            Years Ended December 31,
                                                                  1994                  1993                1992
                                                                  ----                  ----                ----
                                                                                    (Restated)            (Restated)
REVENUES:
    Product                                                     $137,752              $134,209             $128,044
    Base                                                         154,217               137,556              124,980
                                                               ---------             ---------            ---------
                                                                 291,969               271,765              253,024

COST OF REVENUES                                                 170,825               161,446              152,929
                                                               ---------             ---------            ---------
    Gross Profit                                                 121,144               110,319              100,095
                                                               ---------             ---------            ---------

OPERATING EXPENSES:
    Research, development and engineering                          9,451                 8,094                6,796
    Selling, general and administrative                           96,898                88,918               82,892
                                                               ---------            ----------           ----------
                                                                 106,349                97,012               89,688
                                                               ---------            ----------           ----------
OPERATING INCOME                                                  14,795                13,307               10,407

INTEREST, AMORTIZATION AND
    OTHER EXPENSES, NET:
    Cash                                                           2,212                 3,193                3,253
    Noncash                                                        2,542                 2,534                2,834
                                                               ---------           -----------          -----------
                                                                   4,754                 5,727                6,087
                                                               ---------           -----------          -----------
INCOME BEFORE INCOME TAXES FROM
    CONTINUING OPERATIONS                                         10,041                 7,580                4,320

PROVISION FOR INCOME TAXES:
    Cash                                                             400                   335                  331
    Noncash (utilization of pre-acquisition
    tax benefits - refer to Note D)                                2,907                 2,342                1,767
                                                               ---------           -----------           ----------
                                                                   3,307                 2,677                2,098
                                                               ---------           -----------           ----------
INCOME FROM CONTINUING OPERATIONS
     BEFORE EXTRAORDINARY ITEM                                     6,734                 4,903                2,222
Income (loss) from discontinued operations
     (net of income tax provision
     (benefit) of $102, $158, and ($105))                            153                   298                 (157)

Gain on disposal of discontinued operations
     (net of income tax provision of $403)                           604                    --                  --

Extraordinary item - gain on extinguishment
    of debt (net of income tax provision of $888)                     --                    --                1,267
                                                              ----------            ----------            ---------
NET INCOME                                                    $    7,491            $    5,201            $   3,332
                                                              ==========            ==========            =========

EARNINGS PER SHARE:
    CONTINUING OPERATIONS                                     $     0.14           $      0.10            $    0.05
    DISCONTINUED OPERATIONS                                         0.02                  0.01                  ---
    EXTRAORDINARY ITEM                                                --                    --                 0.03
                                                              ----------           -----------            ----------

    NET INCOME                                                $     0.16           $      0.11            $    0.08
                                                              ==========           ===========            =========

WEIGHTED AVERAGE NUMBER OF
  SHARES OF COMMON STOCK AND
  EQUIVALENTS OUTSTANDING                                         47,697                48,283               44,377
                                                              ==========           ===========            =========

The accompanying notes are an integral part of these consolidated statements.

EXECUTONE INFORMATION SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)                                                                  Years Ended December 31,
                                                                    1994               1993                  1992
                                                                    ----               ----                  ----
                                                                                    (Restated)             (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Income from continuing operations                          $   6,734              $  4,903             $  3,489
    Adjustments to reconcile net income to net cash
        provided by operating activities:
        Depreciation and amortization                              7,463                 7,469                7,645
        Deferred income tax provision                              2,907                 2,342                1,767
        Extraordinary item, net of taxes                              --                    -                (1,267)
        Noncash interest expense                                     242                   272                  315
        Provision for losses on accounts receivable                  893                   725                  306
        Other                                                      1,009                    (2)                 599
                                                                 -------              --------             --------
                                                                  19,248                15,709               12,854
                                                                 -------                ------               ------

    Changes in working capital items:
        Accounts receivable                                       (9,346)               (4,337)              (1,639)
        Inventories                                              (13,049)                4,073               (1,938)
        Accounts payable and accruals                             10,497                 2,732                3,690
        Other working capital items                                  (47)                 (629)               1,080
                                                                --------              ---------             -------
                                                                 (11,945)                1,839                1,193
                                                                ---------              -------              -------
NET CASH PROVIDED BY CONTINUING
  OPERATIONS                                                       7,303                17,548               14,047
                                                                --------                ------               ------
Cash flows from discontinued operations                             (449)                 (209)              (1,717)
                                                                ---------             --------             --------

NET CASH PROVIDED BY OPERATING
   ACTIVITIES                                                      6,854                17,339               12,330
                                                                --------                ------              -------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property and equipment, net                       (6,091)               (2,119)              (1,947)
    Acquisitions of distributors/customer bases                   (1,298)                 (750)                (431)
    Proceeds from sale of VCS                                      9,700                    --                   ---
    Other                                                           (436)                    8                 (593)
                                                                ---------              -------              --------
NET CASH PROVIDED/(USED) BY
    INVESTING ACTIVITIES                                           1,875                (2,861)              (2,971)
                                                                ---------               ------              --------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Restructuring cost payments, net                                (505)                 (811)              (2,127)
    Repayments under revolving credit facility                    (4,199)               (3,524)              (3,129)
    Repayments of term note under credit facility                 (3,750)               (1,250)              (1,000)
    Repayments of GTE/Contel promissory note                          --                 (4,000)             (2,000)
    Borrowings under HQGF Note                                        --                     --               2,000
    Repayments of other long-term debt                            (1,781)               (2,355)              (1,954)
    Debt exchange transaction costs                                   --                     --              (1,252)
    Repurchase of stock                                           (8,450)               (3,100)                  --
    Proceeds from issuance of stock                               10,399                   564                  171
                                                                 -------               -------              -------
NET CASH USED BY FINANCING ACTIVITIES                             (8,286)              (14,476)              (9,291)
                                                                --------               -------              -------
INCREASE IN CASH AND CASH EQUIVALENTS                                443                     2                   68
CASH AND CASH EQUIVALENTS - BEGINNING
   OF YEAR                                                         7,406                 7,404                7,336
                                                                --------               -------              -------
CASH AND CASH EQUIVALENTS - END
  OF YEAR                                                       $  7,849                $7,406              $ 7,404
                                                                ========                ======              =======

The accompanying notes are an integral part of these consolidated statements.

EXECUTONE INFORMATION SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In thousands, except for share amounts)                               December 31,               December 31,
                                                                          1994                        1993
                                                                       -----------                ------------
        1993
ASSETS                                                                                             (Restated)

CURRENT ASSETS:
    Cash and cash equivalents                                          $   7,849                 $   7,406
    Accounts receivable, net of allowance
        of $1,335 and $1,017                                              46,675                    37,567
    Inventories                                                           40,300                    29,091
    Prepaid expenses and other current assets                              7,358                     5,789
    Net assets of discontinued operation                                      --                     8,538
                                                                        --------               -----------
    Total Current Assets                                                 102,182                    88,391

PROPERTY AND EQUIPMENT, net                                               18,967                    14,728
INTANGIBLE ASSETS, net                                                    38,415                    44,216
DEFERRED TAXES                                                            26,979                    25,200
OTHER ASSETS                                                               2,938                     3,020
                                                                        --------               -----------
                                                                        $189,481                  $175,555
                                                                        ========                  ========
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Current portion of long-term debt                                  $     777                $    2,989
    Accounts payable                                                      39,369                    29,295
    Accrued payroll and related costs                                      7,026                     7,751
    Accrued liabilities                                                    8,187                     7,057
    Accrued restructuring costs                                            1,005                     1,381
    Deferred revenue and customer deposits                                18,757                    17,713
                                                                       ---------                  --------
    Total Current Liabilities                                             75,121                    66,186

LONG-TERM DEBT                                                            24,698                    32,279
LONG-TERM DEFERRED REVENUE                                                 2,354                     1,345
                                                                       ---------                  --------
    Total Liabilities                                                    102,173                    99,810
                                                                       ---------                  --------

STOCKHOLDERS' EQUITY:
    Common stock:  $.01 par value; 60,000,000 shares
        authorized; 45,647,894 and 41,205,498 issued and
        outstanding                                                          456                       412
    Additional paid-in capital                                            72,303                    68,275
    Retained earnings                                                     14,549                     7,058
                                                                       ---------                  --------
    Total Stockholders' Equity                                            87,308                    75,745
                                                                       ---------                  --------
                                                                        $189,481                  $175,555
                                                                       =========                  ========

The accompanying notes are an integral part of these consolidated balance sheets.

EXECUTONE INFORMATION SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


(In thousands,  except for                   Common  Stock         Preferred Stock           Paid-In       Retained   Stockholders'
  share amounts)                             Shares     Amount     Shares     Amount         Capital       Earnings      Equity
                                             ------    -------     ------     ------         -------        --------   ------------
Balance as of December 31, 1991            30,332,284     $303          --    $    --           $59,526       $(1,475)      $58,354

Debt restructuring (Note C)                                        674,865      6,149             729                         6,878
Proceeds from issuances of stock
    from warrants and employee
    stock plans                               541,211        6                                    376                           382
Amortization of deferred
    compensation                                                                                   90                            90
Net income                                                                                                    3,332           3,332
                                           ----------------------------------------------------------------------------------------
Balance as of December 31, 1992            30,873,495     $309     674,865     $6,149         $60,721        $1,857         $69,036

Proceeds from issuances of stock
    from employee stock plans               1,307,805       13                                  1,247                         1,260
Proceeds from common stock
    purchase warrants exercised
    through bond conversion                 1,418,300       14                                    971                           985
Conversion of note payable to
    HQGF into preferred stock                                      200,000      1,909             365                         2,274
Conversion of preferred stock
    into common stock                       8,748,650       88    (874,865)    (8,058)          7,970                            --
Repurchase of stock                        (1,142,752)     (12)                                (3,088)                       (3,100)
Amortization of deferred
    compensation                                                                                   89                            89
Net income                                                                                                    5,201           5,201
                                           ----------------------------------------------------------------------------------------
Balance as of December 31, 1993            41,205,498     $412          --    $     --          $68,275        $7,058       $75,745

Proceeds from issuances of stock
    from employee stock plans               5,716,651       57                                 11,303                        11,360
Proceeds from common stock
    purchase warrants exercised
    through bond conversion                 1,507,000       15                                  1,056                         1,071
Repurchase of stock                        (2,781,255)     (28)                                (8,422)                       (8,450)
Amortization of deferred
    compensation                                                                                   91                            91
Net income                                                                                                    7,491            7,491
                                           -----------------------------------------------------------------------------------------
Balance as of December 31, 1994            45,647,894     $456          --    $     --          $72,303       $14,549        $87,308
                                           ========================================================================================

The accompanying notes are an integral part of these consolidated statements.

EXECUTONE INFORMATION SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - NATURE OF THE BUSINESS AND FORMATION OF THE COMPANY

EXECUTONE Information Systems, Inc. (the "Company") designs, manufactures, sells, installs, supports and services voice processing systems and provides cost-effective long-distance telephone service. The Company is also a leading supplier of specialized hospital communications equipment. Products are sold under the EXECUTONE'r', INFOSTAR'r', IDS'tm', LIFESAVER'tm', and INFOSTAR/ILS'tm' brand names through a worldwide network of direct sales and service offices and independent distributors.

The Company was formed on July 8, 1988 through the merger of ISOETEC Communications, Inc. ("ISOETEC") with Vodavi Technology Corporation ("Vodavi"). The merger of ISOETEC into Vodavi was accounted for under the purchase method of accounting and Vodavi was deemed to have undergone a quasi-reorganization for accounting purposes. As of July 1988, Vodavi's accumulated deficit of approximately $49.7 million was eliminated. Executone, Inc. was acquired in 1988 from Contel Corporation ("Contel") for promissory notes and cash.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries. In consolidating the accompanying financial statements, all significant intercompany transactions have been eliminated.

Revenue Recognition. The Company recognizes revenue on equipment sales and software licenses to independent distributors when shipped. Revenue from equipment, software and installation contracts with end-users is recognized when the contract or contract phase for major installations is substantially completed.

Revenue derived from the sale of service contracts is amortized ratably over the service contract period on a straight-line basis.

Earnings Per Share. Earnings per share is based on the weighted average number of shares of common stock, convertible preferred stock (which was entirely converted in 1993) and dilutive common stock equivalents, which include stock options and warrants, outstanding during the period. Common stock equivalents and the convertible subordinated debentures which are antidilutive have been excluded from the computations.

Cash Equivalents. Cash equivalents include short-term investments with original maturities of three months or less.

Inventories. Inventories are stated at the lower of first-in, first-out ("FIFO") cost or market and consist of the following at December 31, 1994 and 1993:

         (Amounts in thousands)                                  1994             1993
         ----------------------                                  ----             ----
                                                                               (Restated)
         Raw Materials                                        $  3,082          $  3,363
         Finished Goods                                         37,218            25,728
                                                              --------          --------
                                                               $40,300           $29,091
                                                              ========          ========

Finished goods include service stock which is amortized over the estimated product/service life of the related systems. At December 31, 1993, finished goods inventory was unusually low due to the December 1993 fire at the Company's main subcontractor's production facility. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

Intangible Assets. Intangible assets represent the excess of the purchase price of the predecessor companies and customer bases acquired over the fair value of the net tangible assets acquired. Amortization is provided over periods ranging from 10 to 40 years. Intangible assets at December 31, 1994 and 1993 are net of accumulated amortization of $13.6 million and $11.4 million, respectively.

Property and Equipment. Property and equipment at December 31, 1994 and 1993 consist of the following:
----------------------

         (Amounts in thousands)                                1994                         1993
         ----------------------                                ----                         ----
                                                                                        (Restated)
         Land and building                                   $  1,961                    $  1,932
         Furniture and fixtures                                 7,626                       7,212
         Leasehold improvements                                 2,620                       3,185
         Machinery and equipment                               34,269                      26,641
                                                             --------                     -------
                                                               46,476                      38,970
         Accumulated depreciation                             (27,509)                    (24,242)
                                                             --------                     -------
         Property and equipment, net                          $18,967                     $14,728
                                                             ========                     =======

Depreciation is provided on a straight-line basis over the estimated economic useful lives of property and equipment which range from three to ten years for equipment and thirty years for a building. Amortization, principally of leasehold improvements, is provided over the life of the respective lease terms which range from three to ten years.

Accrued Restructuring Costs. The accrual for restructuring costs includes costs to combine the operations of the predecessor companies and distributors subsequently acquired, and to pursue the new business direction of the Company as of July 1988. These include accruals established for the discontinuance of unprofitable non-telephone businesses, for relocation and reorganization costs, for lease costs on duplicate facilities, for litigation costs incurred in connection with pre-acquisition activities, and for other related costs.

Income Taxes. The Company utilizes the liability method of accounting for income taxes as set forth in FAS 109, Accounting for Income Taxes. Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Research, Development and Engineering. Research, development and engineering costs are expensed as incurred.

Fair Value of Financial Instruments. The fair value of the Company's Convertible Subordinated Debentures at December 31, 1994 is approximately $13.7 million, based upon market quotes. The carrying value of all other financial instruments included in the accompanying financial statements approximate fair value as of December 31, 1994 based upon current interest rates.

Noncash Investing and Financing Activities. The following noncash investing and financing activities took place during the three years ended December 31, 1994:

         (Amounts in thousands)                                             1994             1993              1992
         ----------------------                                             ----             ----              ----
         Capital leases for equipment acquisitions                          $686           $1,791            $1,028
         Utilization of credits under a special
             stock option incentive plan                                     737              696               205
         Common stock purchase warrants exercised
             through bond conversion                                       1,071              985               ---
         Note receivable for disposition of VCS
             division (Note J)                                             1,200               --                ---
         Issuance of debt to finance acquisitions
             of customer bases and distributors                               --               300               911
         Conversion of Note Payable to HQGF to
             Preferred Stock                                                  --             2,274               ---
         Conversion of Preferred Stock into
             Common Stock                                                     --             8,058               ---

Refer  to  the  consolidated   statements  of  cash  flows  for  information  on
cash-related operating, investing and financing activities.


NOTE C - DEBT

The Company's debt is summarized below at December 31, 1994 and 1993:

(Amounts in thousands)                                                             1994             1993
----------------------                                                             ----             ----
Borrowings Under Revolving Credit Facility (a)                                   $10,967           $15,166
Term Note Under Credit Facility (a)                                                   --             3,750
Convertible Subordinated Debentures (b)                                           11,855            12,684
Capital Lease Obligations (c)                                                      2,408             2,928
Other                                                                                245               740
                                                                                 -------           -------
Total Debt                                                                        25,475            35,268
Less:  Current Portion of Long-Term Debt                                             777             2,989
                                                                                 -------           -------
Total Long-Term Debt                                                             $24,698           $32,279
                                                                                 =======           =======

(a) The Company's Credit Facility was amended in August 1994, including the repayment of the term note. The amended $55 million Credit Facility consists of a revolving line of credit providing for direct borrowings and up to $15 million in letters of credit. Direct borrowings and letter of credit advances are made available pursuant to a formula based on the levels of eligible accounts receivable and inventories. To minimize interest on the revolving line of credit, the Company has the option to borrow money based upon the lender's prime rate (8.5% at December 31, 1994) or at an adjusted eurodollar rate (7.9% at December 31, 1994). As of December 31, 1994, the Company had $8.0 million outstanding subject to the adjusted eurodollar rate, with the balance at the prime rate. Prior to August 1994, interest on amounts outstanding under the revolving line of credit were based upon the lender's prime rate. The revolving line of credit expires in August 1999. Approximately $22.0 million was available at December 31, 1994 under the revolving line of credit, including approximately $6.1 million which was committed to cover outstanding letters of credit. The unused portion of the line of credit has a commitment fee of 0.375%. The Company's average outstanding indebtedness under the revolving line of credit for the years ended December 31, 1994 and 1993 was $13.1 million and $17.3 million, respectively, and the average interest rate on such indebtedness was 7.1% and 7.2%, respectively.

The Credit Facility agreement contains certain restrictive covenants which include, among other things, a prohibition on the declaration or payment of any cash dividends, minimum ratios of operating income to interest and fixed charges, and a maximum ratio of total liabilities to net worth as well as a subjective acceleration clause. Interest rates are also subject to adjustment based upon certain financial ratios. The Company was in compliance with all covenants in 1994. The Credit Facility is secured by substantially all of the assets of the Company.

(b) The Company's Convertible Subordinated Debentures (the "Debentures"), issued in April 1986, are due March 15, 2011 and bear interest at 7 1/2%, payable March 15th and September 15th. In January 1992, $15 million principal amount of Debentures with a book value of $10.1 million was exchanged for 674,865 shares of Convertible Preferred Stock and 2,999,400 Common Stock Purchase Warrants, which resulted in an extraordinary gain, net of tax, of $1.3 million included in the statement of operations for the year ended December 31, 1992. The face value of the outstanding Debentures at December 31, 1994 was $16.5 million. The face value of the Debentures was adjusted to fair value in connection with Vodavi's 1988 quasi-reorganization. The Debentures are convertible at the option of the holder into Common Stock of the Company at any time on or before March 15, 2011, unless previously redeemed, at a conversion price of $10.625 per share, subject to adjustment in certain events. Subject to certain restrictions, the Debentures are redeemable in whole or in part, at the option of the Company, at redemption premiums of 100.75% in 1995, declining to par in 1996. The Debentures are also subject to annual sinking fund payments of $1.5 million beginning March 15, 1997. Debentures converted in the debt-for-equity exchange and in connection with Warrant exercises were delivered in lieu of cash in making sinking fund payments. Thus, no cash sinking fund payment will be due until March 2008.

(c) The Company has entered into capital lease arrangements for office furniture and data processing and test equipment with a net book value of approximately $2.4 million and $2.8 million at December 31, 1994 and 1993, respectively. Such leases have been capitalized using implicit interest rates which range from 8% to 15%.

The following is a schedule of future maturities of long-term debt at December 31, 1994:

                  Years Ending December 31:          (Amounts in thousands)

                           1995                               $     777
                           1996                                     821
                           1997                                     596
                           1998                                     403
                           1999                                  11,008
                           Thereafter                            11,870
                                                               --------
                                                                $25,475
                                                               ========

NOTE D - INCOME TAXES

The components of the provision for income taxes applicable to income from continuing operations before extraordinary item for the three years ended December 31, 1994 are as follows:

         (Amounts in thousands)                                   1994             1993           1992
         ----------------------                                   ----             ----           ----
                                                                                (Restated)       (Restated)
         Current    - Federal                                   $   200          $   145          $  144
                    - State                                         200              190             187
                                                                -------          -------         -------
                                                                    400              335             331
                                                                -------          -------         -------
         Deferred   - Federal                                     2,363            1,842           1,458
                    - State                                         544              500             309
                                                                -------          -------         -------
                                                                  2,907            2,342           1,767
                                                                -------          -------         -------
                                                                 $3,307           $2,677          $2,098
                                                                =======          =======         =======

For the years ended December 31, 1994, 1993 and 1992, the Company recorded a deferred income tax provision (benefit) of $505,000, $158,000 and ($105,000), respectively, related to discontinued operations.

For the year ended December 31, 1992, the Company recorded a deferred income tax provision of $888,000 related to an extraordinary item.

A reconciliation of the statutory federal income tax provision to the reported income tax provision on income from continuing operations before extraordinary item for the three years ended December 31, 1994 is as follows:

(Amounts in thousands)                                         1994                1993           1992
----------------------                                         ----                ----           ----
                                                                                  (Restated)        (Restated)
Statutory income tax provision                                 $3,415            $ 2,577          $1,469
State income taxes, net of
    federal income tax benefit                                    676                526             349
Amortization of intangible assets                                 457                476             522
Adjustment of valuation allowance                              (1,252)              (800)            ---
Research and development credit                                  (250)              (196)           (297)
Other                                                             261                 94              55
                                                               ------             ------          ------
Reported income tax provision                                  $3,307             $2,677          $2,098
                                                               ======             ======          ======


The components of and changes in the net deferred tax asset are as follows:

                                                                                Deferred
                                                             December 31,       (Expense)      December 31,
(Amounts in thousands)                                             1993          Benefit          1994
----------------------                                         --------          --------        ------

Net operating loss and tax credit carryforwards               $31,079            $(1,904)        $29,175
Inventory reserves                                              6,950             (1,545)          5,405
Accrued liabilities and restructuring costs                     2,075               (629)          1,446
Debenture revaluation                                          (1,966)               251          (1,715)
Other                                                          (1,657)              (883)         (2,540)
                                                              -------            -------          ------
                                                               36,481             (4,710)         31,771
Valuation allowance                                           (11,281)             6,489          (4,792)
                                                              -------            -------          ------
Deferred tax asset                                            $25,200             $1,779         $26,979
                                                              =======             ======         =======

The deferred tax asset represents the benefits expected to be realized from the utilization of pre- and post-acquisition tax benefit carryforwards, which include net operating loss carryforwards ("NOLs"), tax credit carryforwards and the excess of tax bases over fair value of the net assets of the Company as of the date of the merger. The utilization of the pre-acquisition tax benefits for financial reporting purposes will not be reflected in the statement of operations, but will be reflected as a reduction of the deferred tax asset.

In order to fully realize the remaining deferred tax asset of $27.0 million as of December 31, 1994, the Company will need to generate future taxable income of approximately $73 million prior to the expiration of the pre-acquisition NOLs and tax credit carryfowards. Although the Company believes that it is more likely than not that the deferred tax asset will be fully realized based on current projections of future pre-tax income, a valuation allowance has been provided for a portion of the deferred tax asset. During 1994, the Company adjusted its valuation allowance by $6.5 million, $5.2 million of which was a reduction of goodwill as it related to pre-acquisition tax benefits and $1.3 million of which reduced the 1994 provision for income taxes. The basis for the adjustment was a significant increase in pre-tax income from $7.6 million in 1993 to $10.0 million in 1994. Accordingly, historical earnings support the realization of the larger deferred tax asset. However, there can be no assurance that the Company will generate any specific level of future earnings.

As of December 31, 1994, the Company has NOLs and tax credit carryforwards (subject to review by the Internal Revenue Service) available to offset future income for tax return purposes of approximately $70.4 million and $3.1 million, respectively. A portion of the NOLs and tax credit carryforwards were generated prior to the formation of the Company and their utilization is subject to certain limitations imposed by the Internal Revenue Code. The NOLs expire as follows:

                                    2002      2003      2004      2005     2006
                                   -----     -----     -----     -----    -----
(Amounts in millions)              $ 1.3     $20.9     $26.1     $ 9.8    $12.3

A reconciliation of the Company's income before taxes for financial reporting purposes to taxable income for the three years ended December 31, 1994 is as follows:

(Amounts in thousands)                                            1994           1993             1992
----------------------                                            ----           ----             ----
                                                                              (Restated)       (Restated)
Income from continuing operations
     before extraordinary item                                $10,041            $7,580           $4,320
Discontinued operations                                         1,262               456             (262)
Extraordinary item                                                 --                --            2,155
                                                              -------           -------          -------
Income before taxes for financial reporting purposes           11,303             8,036            6,213
Differences between income before taxes for
  financial reporting purposes and taxable income:
  Permanent differences                                         1,768             1,570            1,733
                                                              -------           -------          -------
Book taxable income                                            13,071             9,606            7,946
  State income taxes paid                                        (275)              (99)            (183)
  Accrued restructuring costs                                    (375)             (805)          (1,760)
  Net changes in other temporary differences                   (4,152)           (6,926)            (703)
                                                              -------           -------          -------
Taxable income                                                $ 8,269            $1,776           $5,300
                                                              =======           =======          =======

Changes in temporary differences in all three years principally relate to accrued restructuring costs, inventory reserves and other costs accrued for book purposes, but not deducted for tax purposes until subsequently paid.

For the years ended December 31, 1994, 1993 and 1992, the Company made cash payments of approximately $485,000, $96,000 and $364,000, respectively, for income taxes.


NOTE E - COMMITMENTS AND CONTINGENCIES

Operating leases. The Company conducts its business operations in leased premises under noncancellable operating lease agreements expiring at various dates through 2005. Rental expense under operating leases amounted to $10.1 million, $9.7 million and $9.6 million for the years ended December 31, 1994, 1993 and 1992, respectively.

The  following   represents  the  future  minimum  rental   payments  due  under
noncancellable operating leases that have initial or remaining lease terms in excess of one year as of December 31, 1994:

         Years Ending December 31,                      (Amounts in thousands)

                  1995                                         $  8,110
                  1996                                            7,106
                  1997                                            6,185
                  1998                                            5,479
                  1999                                            3,990
                  Thereafter                                      3,442
                                                                -------
                                                                $34,312
                                                                =======

Litigation. The Company has various lawsuits, claims and contingent liabilities arising from the conduct of business; however, in the opinion of management, they are not expected to have a material adverse effect on the consolidated financial position of the Company.

NOTE F - STOCK OPTIONS AND WARRANTS

Information relative to the Company's stock option plans at December 31, 1994 is as follows:

                                                                       Shares                 Per Share Range
Total shares originally authorized                                     9,290,000
Options exercised/expired since inception of plans                    (5,063,446)
                                                                      ----------
Remaining shares reserved for issuance                                 4,226,554
Options outstanding                                                    3,663,777                  $0.63-3.19
                                                                       ---------
Shares available for granting of future options                          562,777
                                                                       =========

Options exercisable                                                    2,212,815                  $0.63-3.13
Options exercised -
    Year ended December 31, 1994                                       1,979,340                  $0.63-2.88
    Year ended December 31, 1993                                       1,144,395                  $0.63-1.25
    Year ended December 31, 1992                                         293,064                  $0.63-1.19

Option prices under the Company's plans are equal to the market value of the Common Stock on the dates the options are granted.

The Company has non-plan options outstanding at December 31, 1994 for 317,130 shares at prices ranging from $1.13 to $20.43 per share. These include options for 300,000 shares granted to an officer by a predecessor company at a price of $1.13 per share. Deferred compensation of $0.9 million was recorded for the excess of the fair value over the exercise price at the date of grant and is being amortized over 10 years ending in 1997. At December 31, 1994, all of the non-plan options were exercisable. These options expire at various dates through December 1999. Certain options include registration rights for the shares issuable thereunder.

As of December 31, 1994, the Company has 488,890 warrants outstanding which permit the holder to purchase one share of Common Stock for $1.00 in cash or Debentures, and may be exercised through April 1, 1995. In addition, the Company has other outstanding warrants to purchase a total of 249,431 shares of Common Stock at prices ranging from $0.01 to $1.25 per share, expiring through September 1997. At December 31, 1994, 721,654 warrants were exercisable. Certain warrants include registration rights for the shares issuable thereunder.


NOTE G - EMPLOYEE STOCK PURCHASE PLAN

A total of 2,750,000 shares of Common Stock are authorized for issuance under the Company's employee stock purchase plan. The plan permits eligible employees to purchase up to 1,000 shares of Common Stock at the lower of 85% of the fair market value of the Common Stock at the beginning or at the end of each six-month offering period. Pursuant to such plan, 209,512, 168,097 and 177,846 shares were sold to employees during the three years ended December 31, 1994, 1993 and 1992, respectively.

During the year, the Company's shareholders adopted the 1994 Executive Stock Incentive Plan, which enabled officers and other key employees to purchase a total of up to 3,000,000 shares of the Company's Common Stock. During 1994, participants purchased 2,850,000 shares of Common Stock at fair market value, which were financed through individual bank borrowings at market interest rates by each participant, payable over five years and guaranteed by the Company under an $8.6 million letter of credit. This letter of credit has a minimal impact on the Company's borrowing capability. These shares are held by the Company as security for the borrowings under a loan and pledge agreement. Sales of such shares by participants are subject to certain restrictions, and, generally, they may not be sold for five years.

NOTE H - SAVINGS AND POST-RETIREMENT BENEFIT PLANS

The Company has a 401(k) Savings Plan under which it matches employee contributions subject to the discretion of the Company's Board of Directors. The Company's matching contribution, consisting of shares of its Common Stock purchased in the open market, is equal to 25% of each employee's contribution, up to a maximum of $660 per employee.

Prior to the 1993 plan year, the Company's matching contribution was equal to 25% of each employee's contribution and was made in cash up to a maximum of $600 per employee. The expense for the matching contribution for the years ended December 31, 1994, 1993 and 1992 was approximately $500,000, $372,000 and
$422,000, respectively.

The Company has an obligation remaining from the acquisition of Executone, Inc. to provide post-retirement health and life insurance benefits for a group of fewer than 100 former Executone, Inc. employees, including 8 current employees of the Company. The Company does not provide post-retirement health or life insurance benefits to any other employees. Effective January 1, 1993, the Company adopted FAS 106, a standard on accounting for post-retirement benefits other than pensions. This standard requires that the expected cost of these benefits must be charged to expense during the years that employees render service, rather than recognizing these costs on the cash basis as the Company had done prior to January 1, 1993. The Company adopted the new standard prospectively.

The accumulated post-retirement benefit obligation ("APBO") as of January 1, 1995 was approximately $3.2 million, of which $2.9 million was for current retirees and $0.3 million for future retirees. The APBO included $2.1 million of unamortized transition obligation and a $0.7 million unrecognized net actuarial loss. The transition obligation is being amortized over a 20-year period.

The 1994 pre-tax charge to earnings was $0.4 million, of which $0.1 million represented the amortization cost and $0.3 million represented interest expense and the recognition of a portion of the net actuarial loss. The 1993 pre-tax charge to earnings was $0.3 million, of which $0.1 million represented the amortization cost and $0.2 million represented interest expense. For the year ended December 31, 1992, post-retirement benefits that were charged to operations as paid approximated $255,000. The adoption of FAS 106 does not affect the Company's cash outlays for post-retirement benefits.

In determining the APBO, the Company used a healthcare cost trend rate of approximately 12% for 1994, decreasing over a nine-year period until leveling off at 6%. A 1% increase in the trend rate would increase the APBO by approximately 5%. The weighted average discount rate used was 7.25%.

NOTE I - INTEREST, AMORTIZATION AND OTHER EXPENSES, NET

Interest, amortization and other expenses, net consists of the following for the three years ended December 31, 1994:

(Amounts in thousands)                               1994                1993              1992
----------------------                               ----                ----              ----
                                                                      (Restated)       (Restated)
Interest Expense                                    $3,089              $3,556             $4,400
Interest Income                                       (287)               (252)              (299)
Amortization of Intangible Assets                    2,300               2,261              2,232
Other, net                                            (348)                162               (246)
                                                    ------              ------             ------
                                                    $4,754              $5,727             $6,087
                                                    ======              ======             ======

For the years ended  December  31,  1994,  1993 and 1992,  the Company made cash
payments  of  approximately  $2.8  million,   $4.2  million  and  $4.9  million,
respectively, for interest expense on indebtedness.

NOTE J - ACQUISITIONS/DISPOSITIONS

As of March 31, 1994, the Company sold its Vodavi Communications Systems Division ("VCS"), which sold telephone equipment to supply houses and dealers under the brand names STARPLUS'r' and INFINITE'tm', for approximately $10.9 million. Proceeds of the sale consisted of approximately $9.7 million in cash and a $1.2 million note, fully secured by a letter of credit and payable in September 1995. The cash proceeds were received in April 1994 and were used to reduce borrowings under the Company's credit facility.

The sale resulted in an after-tax gain of $604,000 (net of income tax provision of $403,000). The results of VCS have been reported separately as a discontinued operation in the consolidated statements of operations. Prior year consolidated financial statements have been restated to present VCS as a discontinued operation. Net revenues of the discontinued operation for the years ended December 31, 1994 (through the date of sale), 1993 and 1992 were $8.6 million, $31.6 million and $26.6 million, respectively.

In 1990, the Company acquired all the outstanding shares of Isoetec Texas, Inc., an independent distributor of the Company's products. The transaction has been accounted for by the purchase method. The purchase price was based upon a multiple of 1989 pre-tax earnings of Isoetec Texas, Inc., subject to adjustment. The purchase price originally recorded was based on cash payments to the former owners of approximately $1.1 million and liabilities assumed of approximately $0.9 million.

The Company brought an action against the former owners of Isoetec Texas, Inc. alleging breach of contract and fraud with respect to the calculation of 1989 pre-tax earnings and the purchase price. In November 1991, pursuant to the purchase contract, an arbitrator ruled that 1989 pre-tax earnings should be reduced by an amount that resulted in a reduction of the purchase price by approximately $2 million. However, the arbitrator also awarded damages of approximately $1.2 million to the former owners on a breach of warranty claim. In September 1994, the Company paid $1.2 million to the former shareholders of Isoetec Texas, Inc. in partial settlement of these claims, and, in December 1994, the Company paid an additional $211,000 in cash and common stock to settle all remaining claims. These payments were adjustments of the recorded purchase price, resulting in an increase to intangible assets which is being charged to income over the remaining amortization period.

NOTE K - SELECTED QUARTERLY FINANCIAL DATA

The following is a summary of unaudited selected quarterly financial data for the years ended December 31, 1994 and 1993:

                                                                                       Three Months Ended
                                                               -------------------------------------------------------------------
                                                                March 31,       June  30,       September 30,         December 31,
(In thousands, except for per share amounts)                       1994           1994             1994                   1994
                                                               ---------        --------        ------------          -----------
Revenues                                                        $65,307          $76,612           $76,547               $73,503
Gross Profit                                                     25,921           31,831            31,764                31,628
Income Before Income Taxes
    from Continuing Operations                                      143            4,024             3,312                 2,562
Income from Continuing Operations                                    86            2,414             1,986                 2,248
Discontinued Operations                                             757               --                --                    --
Net Income                                                          843            2,414             1,986                 2,248
Earnings Per Share:
    Continuing Operations                                            --             0.05              0.04                  0.05
    Discontinued Operations                                        0.02               --                --                    --


                                                                                        Three Months Ended
                                                                 -----------------------------------------------------------------
                                                                 March 31,       June 30,      September 30,         December 31,
(In thousands, except for per share amounts)                        1993          1993             1993                  1993
                                                                 --------       --------        ----------           -----------
                                                                 (Restated)    (Restated)       (Restated)           (Restated)
Revenues                                                        $63,064          $68,483           $67,897              $72,321
Gross Profit                                                     25,097           27,367            27,573               30,282
Income Before Income Taxes
  from Continuing Operations                                      1,409            1,874             1,615                2,682
Income from Continuing Operations                                   846            1,125               966                1,966
Discontinued Operations                                            (123)              77               242                  102
Net Income                                                          723            1,202             1,208                2,068
Earnings Per Share:
  Continuing Operations                                            0.02             0.03              0.03                 0.04
  Discontinued Operations                                            --               --                --                   --

STOCK DATA

The number of holders of record of the Company's Common Stock as of the close of business on January 31, 1995, was approximately 2,100. The Common Stock is traded on the NASDAQ National Market System under the symbol "XTON". As reported by NASDAQ on February 17, 1995, the closing sale price of the Common Stock on the NASDAQ National Market System was $3 3/8. The following table reflects in dollars the high and low closing sale prices for EXECUTONE's Common Stock as reported by the NASDAQ National Market System for the periods indicated:

         Fiscal Period                      High              Low
         -------------                      ----              ---
         1994
         First Quarter                     $2 15/16         $2 3/16
         Second Quarter                     2 13/16          2 1/2
         Third Quarter                      3 5/16           2 1/2
         Fourth Quarter                     3 9/16           3

         1993
         First Quarter                      $2 3/16           $1 5/8
         Second Quarter                      2 3/16            1 7/8
         Third Quarter                       2 3/4             1 15/16
         Fourth Quarter                      3 1/16            2 3/8

The Company's Debentures are quoted on the NASDAQ System under the symbol "XTONG". On February 17, 1995, the average of the closing bid and asked prices per $1,000 principal amount of Debentures, as reported on the NASDAQ System, was $790. The following table reflects in dollars the high and low average closing sale prices for the Debentures, as reported by the NASDAQ System, for the periods indicated:

         Fiscal Period                               High              Low
         -------------                               ----              ---
         1994
         First Quarter                               $900              $863
         Second Quarter                               854               786
         Third Quarter                                810               779
         Fourth Quarter                               815               775

         1993
         First Quarter                               $790              $710
         Second Quarter                               815               780
         Third Quarter                                858               803
         Fourth Quarter                               903               858

It is the present policy of the Board of Directors to retain earnings for use in the business and the Company does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. The Company's current bank credit agreement contains provisions prohibiting the payment of dividends on the Common Stock.

STOCKHOLDER INFORMATION

CORPORATE HEADQUARTERS                      INDEPENDENT PUBLIC ACCOUNTANTS
EXECUTONE Information Systems, Inc.         Arthur Andersen LLP
478 Wheelers Farms Road                     Champion Plaza
Milford, Connecticut 06460                  400 Atlantic Street
(203) 876-7600                              Stamford, Connecticut 06912-0021

STOCK AND WARRANT TRANSFER AGENT            OUTSIDE COUNCIL
American Stock Transfer and Trust Company   Hunton & Williams
40 Wall Street                              Riverfront Plaza
New York, New York 10005                    951 East Byrd Street
                                            Richmond, Virginia 23219
BOND TRANSFER AGENT
U.S. Trust Company of New York              ADDITIONAL INFORMATION
114 West 47th Street                        A copy of EXECUTONE's Annual Report
                                            on Form 10-K, New York, New York
                                            10036-1532 which is filed with the
                                            Securities and Exchange Commission,
                                            is available without charge by
                                            writing to:

                                           David Krietzberg
                                           Treasurer/Investor Relations
OFFICERS AND DIRECTORS                     Corporate Headquarters

BOARD OF DIRECTORS
-------------------------------------------------------------------------------
Alan Kessman                                Richard S. Rosenbloom  1, 2
Chairman of the Board                       David Sarnoff Professor of Business
                                              Administration
                                            Harvard Business School
Stanley M. Blau
Vice Chairman                               William R. Smart  1
                                            Senior Vice President
Thurston R. Moore  1                        Cambridge Strategic Management Group
Partner
Hunton & Williams                           William J. Spencer  1, 2
                                            President
1  Compensation committee member            Sematech, Inc.
2  Audit committee member

OFFICERS
-------------------------------------------------------------------------------
Alan Kessman                                Robert W. Hopwood
President and Chief Executive Officer       Vice President, Customer Care

Stanley M. Blau                             Mark M. Hughes
Vice Chairman                               Vice President, Direct Sales

Michael W. Yacenda                          Andrew Kontomerkos
Executive Vice President                    Senior Vice President, Hardware
                                            Engineering and Production
Barbara C. Anderson
Vice President, General Counsel and         David E. Lee
Secretary                                   Vice President, Business Development

James E. Cooke III                          John T. O'Kane
Vice President, National Accounts           Vice President, MIS

Anthony R. Guarascio                        Frank J. Rotatori
Vice President, Finance and                 Vice President, Healthcare Sales
Chief Financial Officer
                                            Shlomo Shur
Israel J. Hersh                             Senior Vice President, Advanced
Vice President, Software Engineering          Technology

Elizabeth Hinds                             James H. Stirling
Vice President, Human Resources             Vice President, Sales