Form 10-K405, Exhibit 13
period 1995-12-31
EXECUTONE INFORMATION SYSTEMS INC
filed 1996-04-15
CIK 725282

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


INTRODUCTION

The Company's revenues are primarily derived from sales of its products and services through a worldwide network of direct and independent sales and service offices. The Company's end-user revenues are derived from two primary sources:
(1) sales of systems to new customers, which include sales of application-specific software options ("product revenues"), and (2) servicing the end-user base through the upgrade, expansion, enhancement (which includes sales of application-specific software options), and maintenance of previously installed systems, as well as revenues from the INFOSTAR`r'/LD+ program ("base revenues"). Base revenues usually generate higher operating income margin than initial sales of systems, since the Company's selling expenses for base revenues are lower than those for initial system sales. Sales of the Company's application-specific software options and related services generally produce a higher operating income margin than both system sales and base revenues due to the added performance value and relatively low production costs of such proprietary software and services.

During the year, the Company reorganized its business into divisions, with each division focusing on different products and market segments. The discussion which follows under the heading "Company Restructuring" will detail the change in the Company's strategy which led to the restructuring, the resulting impairment of long-lived assets and other restructuring charges, along with an overview of each division's operating performance in 1995 (comparative data is not available on a divisional basis).


COMPANY RESTRUCTURING

Change in business strategy

In July 1995, the Company reorganized its business into five divisions: Computer Telephony, Healthcare Communications Systems, Call Center Management ("CCM"), Videoconferencing Products, and Network Services. The current strategic focus is toward larger systems and software application-oriented products and away from hardware-oriented telephone systems.

The business that was acquired in 1988 was a telephone equipment company that focused its direct selling effort on office sites with fewer than 20 phones with an emphasis on selling additional hardware to generate revenues in the form of move, adds and changes ("MAC") and service, mainly on a time and material basis. The average system size in the customer base at that time was in the 8-10 phone range. It was originally expected in 1988 that the MAC and service revenues generated by the customer base would be increasingly profitable as the base of customers grew. After the acquisition, the Company began to develop more advanced products which incorporated digital technology and more software-oriented applications and expanded its product line to the high-end user, with larger customers and more sophisticated products to serve customers' total communications needs. After a thorough review and analysis, it was determined that the smaller, hardware-oriented portion of the telephony business was not profitable. This led to a definitive change in the Company's business strategy which was announced on July 11, 1995.

The strategy the Company is now pursuing is to focus on software solutions. With the Integrated Digital System platform (Systems 108, 228, 432 and 648), which was developed post-acquisition, the Company's product lines now provide sophisticated software applications, including Integrated Voice Mail, Call Center Applications (ACD, IVR's and Predictive Dialers), Locating Devices, Nurse Call and Computer Telephony Interfaces which drive the computer telephony products, videoconferencing equipment and network services.

The change in the nature and complexity of the Company's product lines has changed the way it has to market its products. Unlike many companies in this industry that focus on one particular product to one market, the Company provides multiple products and applications to its particular markets. This requires expertise in each particular market segment because the Company's competitors are primarily one-product companies who are experts in their particular market niche. Therefore, the Company has consolidated the sales, marketing and product development functions for each market segment under a divisional management structure, headed by a division president. The sales force has been restructured such that each sales person is assigned to a specific division and will sell only products associated with that division. The specialization of the sales force included the addition of sales representatives with the necessary product and market expertise, as well as substantial retraining for the remaining sales representatives.

Impairment of goodwill and related service stock

Once the Company decided to restructure and focus on sophisticated systems in the computer telephony division, it reevaluated the realizability of goodwill and the related service stock using the recently issued FAS No. 121, "Accounting for the Impairment of Long-Lived Assets," issued in March 1995. FAS No. 121 requires the Company to project the lowest level of identifiable future cash flows for purposes of determining whether there has been an impairment in long-lived assets. The business acquired in 1988 would not generate future cash flows sufficient to realize the goodwill and service stock on the Company's balance sheet.

Prior to the second quarter of 1995 and the issuance of FAS No. 121, the Company periodically reviewed the realizability of goodwill on the basis of whether the goodwill was fully recoverable from projected, undiscounted net cash flows for the business as a whole, which included both the smaller hardware-oriented systems and the larger, sophisticated software-application telephony systems. Undiscounted cash flows for the business as a whole were used because the general rule under APB 17 was that goodwill and similar intangible assets could not be disposed of apart from the enterprise as a whole, unless the Company sold or otherwise liquidated a large segment or separable group of assets of the acquired company. Based upon this valuation, goodwill was not determined to be impaired. The management decision discussed above to focus on the high end of the telephony market caused the impairment of long-lived assets, which was measured using the criteria of FAS No. 121.

Computer Telephony

The computer telephony division provides value-added products and services. The Company's integrated digital telephone systems emphasize flexible software applications, such as data switching and computer telephone interface, designed to enhance the customer's ability to communicate, obtain and manage information. The Company's telephone systems provide the platform for its other voice processing software applications, such as voice messaging systems and ACD.

The computer telephony division remains the Company's largest contributor to revenues and profits. Revenues for 1995 were $233 million, unchanged from the prior year. The Company's base revenues, especially MAC and service, continued their historical growth offset by a lower level of new installations during the year. In addition, the division incurred transition costs related to the restructuring which increased its operating expenses in 1995.

Healthcare Communications

The healthcare communications division provides to its hospital customers integration of the flow of voice and data between nurse and patient, increased flexibility and efficiency in hospital operations, and the means to improve patient care.

Healthcare division revenues increased almost 15% during 1995 to $29 million. Although there has been revenue growth due to the divisionalization of this business in the beginning of 1995, the introduction of new products lowered margins due to higher introductory manufacturing costs. The Company has transitioned the nurse call product line in 1995 with the development of the LifeSaver`tm' and CareCom`r' IIE products. The higher 1995 manufacturing costs were due to the fact that offshore production was delayed due to the fire at the Company's production facility. These products were scheduled for transfer from the Company's pre-production facility in Poway, California, but the fire caused a delay in that transfer for almost one year. These products are now offshore and higher margins are anticipated, commencing in the first quarter of 1996.

CCM

The CCM division develops and sells sophisticated telephony products that integrate a computerized digital telephone system platform with high-volume inbound, outbound and internal call processing systems. Such systems include automatic call distribution systems, predictive dialers, scripting software to assist agents handling calls, and interactive voice response systems.

In 1995, the Company established the divisional management structure and made product improvements which are hoped to increase revenues in 1996 along with improving profit margins. During 1995, the Company issued the latest release of the predictive dialer product, which is a more competitive product from a price and feature standpoint than its predecessor. In addition, the IVR product, which had previously been produced by a third party, has been replaced with a Company-manufactured product which should result in higher gross profit margins. Backlog at the end of 1995 was at a record level which should translate into a strong first half of 1996.

Videoconferencing Products

The videoconferencing division provides videoconferencing network services such as multipoint conferencing, network bridging and network design to its customers.

1995 was a startup year for the videoconferencing division. In addition to the costs incurred to build a management team and sales force, divisional revenues did not grow as quickly as anticipated because of delays by suppliers in providing a competitively-priced product until the fourth quarter of 1995. The process of establishing demo sites and hiring a dedicated sales force has almost been completed.

Network Services

The network services division offers cost-effective voice, data and video long-distance service, least-cost routing, network design and network support services, enabling customers to make more efficient and cost-effective use of their telecommunications systems.

Revenues were $24 million in 1995, a decrease from the previous year, but profits increased due to a negotiated rate reduction from the carrier. Revenues are down due to competitive pressures in the marketplace. The Company has met this challenge with a division president and, with changes to incentive compensation plans, has made long-distance sales as important to the Company's sales managers as selling equipment. There are now 35 dedicated sales representatives and 4 regional sales managers to work with the equipment sales representatives to package network and equipment sales properly. As a result, bookings at the end of 1995 were at their highest level for the entire year, which are expected to translate into higher revenues in 1996.


1995 COMPARED TO 1994

Results of Operations

Total revenues for the year ended December 31, 1995 were $296.4 million, a $4.4 million increase over the comparable 1994 period. Base revenues increased 2% compared to 1994, primarily due to increases in system upgrades and expansions and increased revenue from maintenance contracts, partially offset by lower volume generated by the INFOSTAR`r'/LD+ program. Product revenues increased 1% compared to 1994, as the increase in new installations of healthcare products and in shipments to the independent sales and service offices were partially offset by a decrease in new telephony installations.

Gross profit, as a percentage of revenues, decreased slightly from 41.9% during 1994 to 41.5% during 1995 due to a combination of factors including product mix, higher introductory manufacturing costs for the healthcare products and a lower absorption of fixed cost overhead.

Operating income, excluding the provision for restructuring, decreased $4.9 million compared to 1994 and, as a percentage of revenues, was 2.6% compared to 4.3% in 1994. The decrease in operating income is primarily due to increased operating expenses during 1995. Product development and engineering increased $2.5 million during 1995 as the Company continues to accelerate its investment in engineering for new product development and application-specific software products. Selling, general and administrative expenses increased $2.8 million during the year, primarily representing the full year cost impact of the divisional supporting management and sales structure.

Interest and other expenses, net decreased $0.7 million during 1995. The net decrease is primarily a result of the 1995 gains on the sales of the customer bases in Wisconsin and Iowa and the related direct sales offices, totaling $1.2 million.

This was partially offset by an increase in interest expense during 1995 due to higher average borrowing levels on the revolving credit facility and increases in the Company's prime borrowing rate during 1995.

During the first quarter of 1995, the Company was involved in extensive negotiations to acquire the Dictaphone division of Pitney Bowes ("Dictaphone"). In April 1995, the acquisition was awarded to another bidder. The Company incurred approximately $1 million in fees and expenses related to the attempted acquisition which were recognized during the second and third quarters of 1995.

The Company accounts for income taxes in accordance with FAS No. 109, "Accounting for Income Taxes." For the year ended December 31, 1995, the Company recorded a net tax benefit of $2.3 million. This is comprised of $4.2 million of tax benefit recognized as a result of the non-goodwill related portion of the restructuring provision, partially offset by the $1.9 million tax provision on earnings, excluding the restructuring provision. No tax benefit was recognized on the goodwill portion of the provision for restructuring since it is not deductible for tax purposes. The net tax benefit for the year was recorded as an increase to the deferred tax asset reflecting additional tax benefits to be utilized in the future. As of December 31, 1995, the deferred tax asset of $29.6 million represents the expected benefits to be received from the utilization of tax benefit carryforwards which will result in the payment of minimal taxes in the near future. The Company believes that the deferred tax asset will more likely than not be recognized in the carryforward period. The Company had no significant tax liability for the year ended December 31, 1995.

In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation." The Company will adopt the new pronouncement in fiscal year 1996 and has yet to decide whether it will record compensation cost or provide pro forma disclosure.

Acquisition of Unistar Gaming Corporation

On December 19, 1995, the Company acquired 100% of the common stock of Unistar Gaming Corporation ("Unistar") for 3.7 million shares of the Company's common stock and 350,000 shares of newly issued preferred stock. Unistar, privately-held prior to the acquisition, has an exclusive five-year contract to design, develop, finance, and manage the National Indian Lottery ("NIL"). See Note L of the Notes to Consolidated Financial Statements for the terms of the agreement.

Management believes the Unistar business is a natural extension of its telephony and call center business. Calls via an 800 number will be processed with Interactive Voice Response ("IVR") equipment or live agents located on the Coeur d'Alene Indian Tribe of Idaho ("CDA") Reservation using ACD software to process nationwide wagering activity. The Company has made a significant investment in Unistar, which initially creates 8% dilution to the Company's shareholders and will require possibly $2 million to $3 million of cash prior to the resolution of the pending legal issues discussed below. However, in the opinion of the Company's management, this investment is justified based upon the potential returns.

In an attempt to block the NIL, certain states filed Section 1084 letters to prevent the long-distance carriers from providing telephone service to the NIL. The CDA initiated legal action to compel the long-distance carriers to provide telephone service to the NIL. The CDA's position is that the lottery is authorized by the Indian Gaming Regulatory Act ("IGRA") passed by Congress in 1988, that the IGRA preempts state and federal statutes, and that the states lack authority to issue the Section 1084 notification letters to any carrier. On February 28, 1996, the NIL was ruled lawful by the CDA Tribal Court. The CDA Tribal Court found that all requirements of the IGRA have been satisfied and the
Section 1084 letters issued by certain state attorneys general in an effort to interfere with the lawful operation of the NIL are invalid. In addition, the Court found that the long-distance carriers are obligated to provide the service requested in the action. The Company expects this ruling will be appealed, but believes that the CDA's position will be upheld.

Other than legal costs related to an appeal of the CDA Tribal Court ruling or other actions by the states, if any, the Company estimates that the additional costs to become operational may run between $5-10 million. The Company believes it will be able to obtain additional financing for these costs.

The Company believes there is a national market for the NIL based upon research into the experience of other national lotteries and the growth of the overall lottery market. However, there is no assurance that there will be acceptance of a telephone lottery.

Subsequent Events

On April 10, 1996, the Company entered into an agreement to sell substantially all of the Direct Sales and Services Group, including its long-distance reseller business and National Service Center, for $67.4 million to an acquisition company led by Bain Capital, Inc. The purchase price will consist of $61.5 million in cash, a $5.9 million note and warrants to purchase 8% of the common stock of the new company, issued as of the closing, for $1.1 million, exercisable for three years. The sale is expected to close on May 31, 1996, subject to the buyer's financing and other conditions. The Company expects a gain on the sale. The agreement also provides that the Company and the buyer will enter into a five-year exclusive distribution agreement under which the buyer will sell and service the Company's telephony equipment to those businesses and commercial locations that require up to 400 telephones.

The sale does not include the Pittsburgh direct sales and service office, which the Company has separately agreed to sell to one of its existing independent distributors for approximately $1.3 million in cash and notes. The Company will retain its Healthcare Communications and Call Center Management businesses, along with its National Accounts and Federal Systems marketing groups. In addition, the Company will continue to make telephony product sales to its independent distributors, along with retaining the recently acquired Unistar business.

In 1995, the Direct Sales and Services Group, including the long-distance reseller business, had revenues of $191 million. On a pro forma basis, after giving effect to the transaction, the Company's 1995 revenues would be approximately $157 million. This includes $42 million in sales to the Direct Sales and Services Group which were eliminated in the 1995 Statement of Operations.

On April 10, 1996, the Company also announced that it had given notice of its intention to terminate its distribution agreement with GPT Video Systems due to failures by GPT to deliver properly-functioning videoconferencing products on a timely basis. The Company has not yet finalized its plans for its videoconferencing division.


1994 COMPARED TO 1993

Results of Operations

Total revenues for the year ended December 31, 1994 were 7% higher than the comparable 1993 period. Base revenues for 1994 increased 12% over 1993 primarily due to volume increases generated by the INFOSTAR`r'/LD+ program, increased sales of system upgrades and expansions and increased revenue from maintenance contracts. Product revenues for 1994 increased 3% over 1993 primarily due to increased sales of voice processing products and sales decreases in non-voice processing applications and healthcare revenue.

Gross profit increased $11.5 million compared to 1993, with the gross profit as a percentage of total revenues increasing to 41.9% from 40.9%. The increases were a result of the continuing favorable product mix of increased base revenue and voice processing products. Voice processing and base revenues in 1994 accounted for 71% of the sales volume compared to 64% in 1993, indicating the Company's shifting emphasis to market value-added products to the customer base and increase sales of application-specific software products.

Operating income increased $1.4 million during 1994 and, as a percentage of total revenues, was 4.3% compared to 4.1% for 1993. The increase in operating income as a percentage of total revenues was primarily related to the increase in gross profit margin, partially offset by continuing investments in the sales force and sales support personnel, technical marketing support and product development and engineering expenses for the development and sale of the new higher margin products.

Interest and other expenses, net for the year ended December 31, 1994 was $1.0 million lower than the corresponding 1993 period, primarily due to the favorable impact of a lower level of bank borrowings.

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

As of March 31, 1994, the Company sold its Vodavi Communications Systems Division ("VCS"), which sold telephone equipment to supply houses and dealers, a different class of customer from continuing operations, under the brand names STARPLUS`r' and INFINITE`tm', for approximately $10.9 million. Proceeds of the sale consisted of approximately $9.7 million in cash, received in April 1994, and a $1.2 million note, the proceeds of which were received in September 1995. The proceeds were used to reduce borrowings under the Company's revolving credit facility. The sale resulted in an after-tax gain of $604,000 (net of income tax provision of $403,000). Consolidated financial statements for the years ended December 31, 1994 and 1993 present VCS as a discontinued operation.


LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity is represented by cash, cash equivalents and cash availability under its existing credit facilities. The Company's liquidity was $23 million, $30 million and $29 million as of December 31, 1995, 1994 and 1993, respectively.

At December 31, 1995 and 1994, cash and cash equivalents amounted to $8.1 million and $7.8 million, respectively, or 8% of current assets. During the year ended December 31, 1995, net cash was used to fund $3.9 million of operating activities, purchase $3.5 million of capital equipment, repay $0.6 million of debt and for other payments of $0.8 million. Cash was generated through $5.2 million of additional borrowings, $1.6 million in proceeds from the issuance of stock, receipt of a $1.2 million note payment from the sale of VCS and $0.8 million in other proceeds. Cash used in operating activities during 1995 included $14.3 million in funding of working capital, primarily due to the high level of accounts payable at the end of 1994 generated by inventory purchases during the last quarter of 1994. The decrease in cash generated by operating activities compared to 1994 is primarily due to the decrease in operating income, excluding the provision for restructuring, the funding of $1.0 million in cash expenses relating to the attempted acquisition of Dictaphone and additional interest payments of $0.8 million.

Total debt at December 31, 1995 was $30.8 million, an increase of $5.3 million from $25.5 million at December 31, 1994. The increase in debt is due to $4.5 million in higher bank borrowings, $0.8 million in other borrowings, a $0.4 million capital lease obligation incurred in connection with equipment acquisitions and an increase to the carrying value of the convertible subordinated debentures of $0.2 million due to accretion. The additional borrowings in 1995 were used to reduce the high level of accounts payable at the end of 1994 generated by inventory purchases during the last quarter of 1994. During the year, the Company made long-term debt and capital lease repayments of $0.6 million.

The Company's secured credit facility (the "Credit Facility") was amended in December 1995. The $45 million Credit Facility expires in August 1999 and consists of a revolving line of credit providing for direct borrowings and up to $15 million in letters of credit. Direct borrowings and letter of credit advances are made available pursuant to a formula based on the levels of eligible accounts receivable and inventories. The Credit Facility agreement contains certain restrictive covenants which include, among other things, a prohibition on the declaration or payment of any cash dividends on common stock, minimum ratios of operating income to interest and fixed charges, and a maximum ratio of total liabilities to net worth as well as certain restrictions on start-up expenditures relating to Unistar and the NIL. Interest rates are also subject to adjustment based upon certain financial ratios. During 1995, the Company was in compliance with all such financial covenants. The Credit Facility is secured by substantially all of the assets of the Company. Refer to Note D of the Notes to Consolidated Financial Statements.

As of February 16, 1996, there were $13.4 million of direct borrowings and $14.9 million of letters of credit outstanding and $15.2 million of additional borrowings available under the Credit Facility. Required principal payments for debt in 1996 are $0.9 million. The Company believes that borrowings under the Credit Facility and cash flow from operations will be sufficient to meet working capital and other requirements for 1996.

SELECTED FINANCIAL DATA

The following is selected financial data for EXECUTONE for the five years ended December 31, 1995.

(In thousands, except for per share amounts)

                                                   Years Ended December 31,
                             ------------------------------------------------------------------
                             1995           1994 (1)      1993 (1)      1992 (1)       1991 (1)
                             ------------------------------------------------------------------
Revenues                    $296,393       $291,969      $271,765       $253,024      $243,616
                            ========       ========      ========       ========      ========

Income (Loss) Before
   Income Taxes From
   Continuing Operations    $(39,221)      $ 10,041      $  7.580       $  4,320      $  2,327
                            ========       ========      ========       ========      ========

Income (Loss) From
   Continuing Operations    $(36,934)      $  6,734      $  4,903       $  2,222      $  1,146

Income (Loss) From
   Discontinued Operations,
   Net of Taxes                  ---            757           298           (157)         (129)

Extraordinary Item - Gain on
   Extinguishment of Debt,
   Net of Taxes (2)              ---            ---           ---          1,267           ---
                            --------       --------      --------       --------      --------


Net Income (Loss)           $(36,934)      $  7,491      $  5,201       $  3,332      $  1,017
                            ========       ========      ========       ========      ========

EARNINGS (LOSS) PER SHARE:
    Continuing Operations$     (0.79)      $   0.14      $   0.10       $   0.05      $   0.03
    Discontinued Operations      ---           0.02          0.01            ---           ---
    Extraordinary Item           ---            ---           ---           0.03           ---
                            --------       --------      --------       --------      --------

    Net Income (Loss)       $  (0.79)      $   0.16      $   0.11       $   0.08      $   0.03
                            ========       ========      ========       ========      ========

Total Assets                $167,844       $189,481      $175,555       $179,294      $177,602
                            ========       ========      ========       ========      ========

Long-Term Debt (3)          $ 29,829       $ 24,698      $ 32,279       $ 43,752      $ 56,271
                            ========       ========      ========       ========      ========

Cash Dividends Declared
    Per Share (4)           $    ---       $    ---      $    ---       $    ---      $    ---
                            ========       ========      ========       ========      ========



(1) Discontinued operations are presented for VCS which was sold in March 1994. Refer to Note L of the Notes to Consolidated Financial Statements.

(2) The extraordinary item relates to the 1992 exchange of debentures for Preferred Stock and Common Stock Purchase Warrants. Refer to Note D (b) of the Notes to Consolidated Financial Statements.

(3)  Includes capitalized leases.

(4) The Company has not declared or paid any cash dividends on its Common Stock. Refer to "Stock Data".

EXECUTONE INFORMATION SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except for per share amounts)

                                                               Years Ended December 31,
                                                       1995           1994             1993
                                                       ----           ----             ----
REVENUES:
   Product                                          $138,752         $137,752         $134,209
   Base                                              157,641          154,217          137,556
                                                   ---------        ---------        ---------
                                                     296,393          291,969          271,765

COST OF REVENUES                                     173,536          169,497          160,745
                                                   ---------       ----------       ----------
   Gross Profit                                      122,857          122,472          111,020
                                                   ---------       ----------       ----------

OPERATING EXPENSES:
   Product development and engineering                14,703           12,222            9,852
   Selling, general and administrative               100,520           97,755           90,122
   Provision for restructuring and unusual items
       (Note B)                                       44,042              ---              ---
                                                   ---------       ----------       ----------
                                                     159,265          109,977           99,974
                                                   ---------       ----------       ----------
OPERATING INCOME (LOSS)                              (36,408)          12,495           11,046

INTEREST AND OTHER EXPENSES,
   NET                                                 1,791            2,454            3,466

ACQUISITION COSTS (Note L)                             1,022              ---              ---
                                                   ---------       ----------       ----------
INCOME (LOSS) BEFORE INCOME TAXES
    FROM CONTINUING OPERATIONS                       (39,221)          10,041            7,580

PROVISION (BENEFIT) FOR INCOME TAXES:
   Cash                                                  350              400              335
   Noncash (Note E)                                   (2,637)           2,907            2,342
                                                   ---------       ----------       ----------
                                                      (2,287)           3,307            2,677
                                                   ---------       ----------       ----------

INCOME (LOSS) FROM CONTINUING
   OPERATIONS                                        (36,934)           6,734            4,903

Income from discontinued operations
     (net of income tax provision of $102 and $158 )     ---              153              298
Gain on disposal of discontinued operations
    (net of income tax provision of $403)                ---              604              ---
                                                   ---------       ----------       ----------

NET INCOME (LOSS)                                  $ (36,934)      $    7,491       $    5,201
                                                   =========       ==========       ==========

EARNINGS (LOSS) PER SHARE:
    CONTINUING OPERATIONS                          $  (0.79)       $     0.14       $     0.10
    DISCONTINUED OPERATIONS                              ---             0.02             0.01
                                                   ---------       ----------       ----------
    NET INCOME (LOSS)                              $  (0.79)       $     0.16       $     0.11
                                                   ========        ==========       ==========


WEIGHTED AVERAGE NUMBER OF
  SHARES OF COMMON STOCK AND
  EQUIVALENTS OUTSTANDING                             46,919           47,697           48,283
                                                 ===========      ===========      ===========



The accompanying notes are an integral part of these consolidated statements.

EXECUTONE INFORMATION SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS



(In thousands)                                                Years Ended December 31,

                                                             1995             1994             1993
                                                             ----            -----             ----
CASH FLOWS FROM OPERATING ACTIVITIES:
    Income (loss) from continuing operations              $(36,934)       $   6,734         $  4,903
    Adjustments to reconcile net income (loss) to net
     cash (used) provided by operating activities:
     Depreciation and amortization                           6,093            7,463            7,469
     Deferred income tax provision (benefit)                (2,637)           2,907            2,342
     Provision for restructuring and unusual items
        (Note B)                                            44,042              ---              ---
     Provision for losses on accounts receivable             1,440              893              725
        Gains on sales of two direct sales offices          (1,087)             ---              ---
        Other, net                                            (521)           1,251              270
    Changes in working capital items:
        Accounts receivable                                 (4,205)          (9,346)          (4,337)
        Inventories                                         (3,121)         (13,049)           4,073
        Accounts payable and accruals                       (9,131)          10,497            2,732
        Other working capital items, net                     2,177             (552)          (1,440)
                                                          --------        ---------         --------

NET CASH (USED) PROVIDED BY CONTINUING
  OPERATIONS                                                (3,884)           6,798           16,737
                                                          --------        ---------         --------
Cash flows from discontinued operations                        ---             (449)            (209)
                                                          --------        ---------         --------

NET CASH (USED) PROVIDED BY OPERATING
   ACTIVITIES                                               (3,884)           6,349           16,528
                                                          --------        ---------         --------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property and equipment, net                 (3,457)          (6,091)          (2,119)
    Dispositions (acquisitions) of direct sales offices        125           (1,298)            (750)
    Proceeds from sale of VCS                                1,200            9,700              ---
    Other, net                                                 822             (436)               8
                                                          --------        ---------         --------
NET CASH (USED) PROVIDED BY
    INVESTING ACTIVITIES                                    (1,310)           1,875           (2,861)
                                                          --------        ---------         --------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Borrowings (repayments) under revolving credit facility  4,478           (4,199)          (3,524)
    Repayments of term note under credit facility              ---           (3,750)          (1,250)
    Repayments of GTE/Contel promissory note                   ---              ---           (4,000)
    Repayments of other long-term debt                        (622)          (1,781)          (2,355)
    Repurchase of stock                                       (810)          (8,450)          (3,100)
    Proceeds from issuance of stock                          1,641           10,399              564
   Other borrowings                                            750              ---              ---
                                                          --------        ---------         --------
NET CASH PROVIDED (USED) BY FINANCING
  ACTIVITIES                                                 5,437           (7,781)         (13,665)
                                                          --------        ---------         --------
INCREASE IN CASH AND CASH EQUIVALENTS                          243              443                2
CASH AND CASH EQUIVALENTS - BEGINNING
   OF YEAR                                                   7,849            7,406            7,404
                                                          --------        ---------         --------
CASH AND CASH EQUIVALENTS - END
  OF YEAR                                                 $  8,092        $   7,849         $  7,406
                                                          ========        =========         ========



The accompanying notes are an integral part of these consolidated statements.

EXECUTONE INFORMATION SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS



(In thousands, except for share amounts)               December 31,          December 31,
                                                           1995                 1994
                                                        -----------          -----------
ASSETS

CURRENT ASSETS:
    Cash and cash equivalents                            $  8,092              $  7,849
    Accounts receivable, net of allowance
        of $1,715 and $1,335                               48,531                46,675
    Inventories (Note B)                                   32,765                40,300
    Prepaid expenses and other current assets               6,584                 7,358
                                                         --------              --------
    Total Current Assets                                   95,972               102,182

PROPERTY AND EQUIPMENT, net                                18,462                18,967
INTANGIBLE ASSETS, net (Notes B and L)                     20,022                38,415
DEFERRED TAXES                                             29,616                26,979
OTHER ASSETS                                                3,772                 2,938
                                                         --------              --------
                                                         $167,844              $189,481
                                                         ========              ========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Current portion of long-term debt                    $    932              $    777
    Accounts payable                                       30,676                39,369
    Accrued payroll and related costs                       6,870                 7,026
    Accrued liabilities                                    11,851                 9,192
    Deferred revenue and customer deposits                 19,781                18,757
                                                         --------              --------
    Total Current Liabilities                              70,110                75,121

LONG-TERM DEBT                                             29,829                24,698
LONG-TERM DEFERRED REVENUE                                  2,805                 2,354
                                                         --------              --------
    Total Liabilities                                     102,744               102,173
                                                         --------              --------

STOCKHOLDERS' EQUITY:
    Common stock:  $.01 par value; 80,000,000 shares
     authorized; 51,658,492 and 45,647,894 issued and
     outstanding                                              517                   456
    Preferred stock: $.01 par value; Cumulative Convertible
     Preferred Stock (Series A), 250,000 shares authorized,
     issued  and outstanding;  Cumulative  Contingently
     Convertible Preferred Stock (Series B), 100,000 shares
     authorized, issued and outstanding                     7,300                   ---
    Additional paid-in capital                             79,668                72,303
    Retained earnings (deficit) (since July 1, 1988)      (22,385)               14,549
                                                         --------              --------
    Total Stockholders' Equity                             65,100                87,308
                                                         --------              --------
                                                         $167,844              $189,481
                                                         ========              ========




The accompanying notes are an integral part of these consolidated balance sheets.

EXECUTONE INFORMATION SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY



                                      Common  Stock   Preferred Stock     Additiona    Retained    Total
(In thousands,  except for            -------------   ---------------       Paid-In    Earnings  Stockholders'
  share amounts)                    Shares    Amount  Shares    Amount      Capital    (Deficit)   Equity
                                    ------    ------  ------    ------      -------     -------   --------
Balance at December 31, 1992      30,873,495   $309   674,865   $6,149      $60,721     $1,857     $69,036
Proceeds from issuances of stock
    from employee stock plans      1,307,805     13                           1,247                  1,260
Proceeds from common stock
    purchase warrants exercised
    through bond conversion        1,418,300     14                             971                    985
Conversion of note payable
    into preferred stock                              200,000    1,909          365                  2,274
Conversion of preferred stock
    into common stock              8,748,650     88  (874,865)  (8,058)       7,970                    ---
Repurchase of stock               (1,142,752)   (12)                         (3,088)                (3,100)
Amortization of deferred
    compensation                                                                 89                     89
Net income                                                                               5,201       5,201
                                  ------------------------------------------------------------------------
Balance at December 31, 1993      41,205,498   $412       --- $    ---      $68,275     $7,058     $75,745

Proceeds from issuances of stock
    from employee stock plans      5,716,651     57                          11,303                 11,360
Proceeds from common stock
    purchase warrants exercised
    through bond conversion        1,507,000     15                           1,056                  1,071
Repurchase of stock               (2,781,255)   (28)                         (8,422)                (8,450)
Amortization of deferred
    compensation                                                                 91                     91
Net income                                                                               7,491       7,491
                                  ------------------------------------------------------------------------
Balance at December 31, 1994      45,647,894   $456       --- $    ---      $72,303    $14,549     $87,308

Proceeds from issuances of stock
    from employee stock plans      1,934,492     19                           1,613                  1,632
Warrants exercised for common
    stock                            363,549      4                              (4)                   ---
Common and preferred stock issued
    to acquire Unistar (Note L)    3,700,000     37   350,000    7,300        5,374                 12,711
Common stock issued for
    investment in DCC (Note G)       353,118      4                           1,100                  1,104
Repurchase of stock                 (340,561)    (3)                           (807)                  (810)
Amortization of deferred
    compensation                                                                 89                     89
Net loss                                                                               (36,934)    (36,934)
                                  ------------------------------------------------------------------------
Balance at December 31, 1995      51,658,492   $517   350,000   $7,300      $79,668   $(22,385)    $65,100
                                  ========================================================================





The accompanying notes are an integral part of these consolidated statements.

EXECUTONE INFORMATION SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - NATURE OF THE BUSINESS AND FORMATION OF THE COMPANY

EXECUTONE Information Systems, Inc. (the "Company") designs, manufactures, sells, installs, supports and services voice processing systems and provides cost-effective long-distance telephone service and videoconferencing services. The Company is also a leading supplier of specialized hospital communications equipment. Products are sold under the EXECUTONE`r', INFOSTAR`r', IDS`tm', LIFESAVER`tm' and INFOSTAR/ILS`tm' brand names through a worldwide network of direct and independent sales and service offices. The Company's products are manufactured primarily in the United States, Hong Kong, China and the Dominican Republic.

The Company was formed in July 1988 through the merger of ISOETEC Communications, Inc. ("ISOETEC") with Vodavi Technology Corporation ("Vodavi"). The merger of ISOETEC into Vodavi was accounted for under the purchase method of accounting and Vodavi was deemed to have undergone a quasi-reorganization for accounting purposes. As of July 1988, Vodavi's accumulated deficit of approximately $49.7 million was eliminated. Executone, Inc. was acquired in 1988 from Contel Corporation ("Contel") for promissory notes and cash.


NOTE B - PROVISION FOR RESTRUCTURING

In July 1995, the Company reorganized its business into five divisions: Computer Telephony, Healthcare Communications Systems, Call Center Management, Videoconferencing Products, and Network Services and changed its business strategy in the Computer Telephony division. The current strategic focus is on software applications in the communications market. The business that was acquired in 1988 was a telephone equipment hardware company focused on customers with small systems, with an emphasis on selling additional hardware and service to generate add-on revenue. Under the current strategy, the business acquired in 1988 is being de-emphasized. The Company adopted FAS No. 121, "Accounting for the Impairment of Long-Lived Assets," which was issued in March 1995, requiring impairment to be measured by projecting the lowest level of identifiable future cash flows. The Company concluded there was an impairment. As a result, the Company recorded a $44.0 million provision for restructuring consisting of a $33.5 million goodwill impairment, an $8.8 million writedown of inventory, primarily service stock relating to the impaired assets and other non-recurring inventory adjustments, $0.9 million related to the shutdown of the Company's Scottsdale, Arizona facility and $0.8 million of other unusual items.

In accordance with the provisions of FAS No. 121, the Company prepared projections of future operating cash flows relating to the telephony business acquired in 1988 based upon the Company's new strategic direction. These projections indicated that this business would not generate sufficient operating cash flows to realize goodwill and the related service stock. The amount of impairment of the telephony goodwill was $33.5 million as of June 30, 1995.

The write-off of inventory, primarily service stock, consisted of $1.3 million of raw materials inventory and $7.5 million of finished goods inventory. These amounts were determined based upon a review of specific inventory parts along with current and projected usage, incorporating the strategic direction of the Company. The Company will continue to maintain adequate levels of service stock for the telephony hardware customer base which will be amortized over the estimated product/service life of the related systems.


NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries. In consolidating the accompanying financial statements, all significant intercompany transactions have been eliminated. Investments in affiliated companies owned more than 20%, but not in excess of 50%, are recorded on the equity method. Certain prior year amounts have been reclassified to conform to the current year's presentation.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition. The Company recognizes revenue on equipment sales and software licenses to independent sales and service offices when shipped. Revenue from equipment, software and installation contracts with end-users is recognized when the contract or contract phase for major installations is substantially completed.

Revenue derived from the sale of service contracts is amortized ratably over the service contract period on a straight-line basis.

Earnings Per Share. Earnings per share is based on the weighted average number of shares of common stock and dilutive common stock equivalents (which include stock options and warrants) outstanding during the period. Common stock equivalents and the convertible debentures which are antidilutive have been excluded from the computations.

Cash Equivalents. Cash equivalents include short-term investments with original maturities of three months or less.

Inventories. Inventories are stated at the lower of first-in, first-out ("FIFO") cost or market and consist of the following at December 31, 1995 and 1994:


        (Amounts in thousands)                       1995                  1994
        ----------------------                       ----                  ----
        Raw Materials                               $ 4,783              $ 3,082
        Finished Goods                               27,982               37,218
                                                    -------              -------
                                                    $32,765              $40,300
                                                    =======              =======

Finished goods include service stock which is amortized over the estimated product/service life of the related systems.

Intangible Assets. Intangible assets represent the excess of the purchase price of the predecessor companies acquired over the fair value of the net tangible assets acquired. Effective April 1, 1995, the carrying value of intangibles is evaluated periodically in accordance with the provisions of FAS No. 121 by projecting the lowest level of future undiscounted net cash flows of the underlying businesses. If the sum of such cash flows is less than the book value of the long-lived assets, including intangibles, projected future cash flows are discounted and intangibles are adjusted accordingly. Prior to April 1, 1995, the carrying value of intangibles was evaluated in accordance with the provisions of APB 17, and was based upon aggregate cash flows of the business as a whole. Amortization is provided over periods ranging from 10 to 40 years. Intangible assets at December 31, 1995 and 1994 are net of accumulated amortization of $0.8 million and $13.6 million, respectively.

Property and Equipment. Property and equipment at December 31, 1995 and 1994 consist of the following:

        (Amounts in thousands)                      1995                   1994
        ----------------------                      ----                   ----
        Land and building                       $   1,364              $   1,961
        Furniture and fixtures                      7,052                  7,626
        Leasehold improvements                      2,828                  2,620
        Machinery and equipment                    38,093                 34,269
                                                ---------              ---------
                                                   49,337                 46,476
        Accumulated depreciation                  (30,875)               (27,509)
                                                ---------              ---------
        Property and equipment, net             $  18,462              $  18,967
                                                =========              =========

Depreciation is provided on a straight-line basis over the estimated economic useful lives of property and equipment which range from three to ten years for equipment and thirty years for a building. Amortization, principally of leasehold improvements, is provided over the life of the respective lease terms which range from three to ten years.

Income Taxes. The Company utilizes the liability method of accounting for income taxes as set forth in FAS No. 109, "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Product Development and Engineering. Product development and engineering costs are expensed as incurred.

Fair Value of Financial Instruments. The fair value of the Company's Convertible Subordinated Debentures at December 31, 1995 is approximately $14.3 million, based upon market quotes. The carrying value of all other financial instruments included in the accompanying financial statements approximate fair value as of December 31, 1995 based upon current interest rates.

Noncash Investing and Financing Activities. The following noncash investing and financing activities took place during the three years ended December 31, 1995:


        (Amounts in thousands)                               1995           1994          1993
        ----------------------                               ----           ----          ----
        Common and Preferred Stock issued to
            acquire Unistar (Note L)                      $12,711         $  ---        $  ---
        Notes receivable for disposition of direct sales
            offices (Note L)                                1,911            ---           ---
        Equity investment in DCC (Note G)                   1,505            ---           ---
        Capital leases for equipment acquisitions             437            686         1,791
        Note receivable for disposition of VCS
            division (Note L)                                 ---          1,200           ---
        Common stock purchase warrants exercised
            through bond conversion                           ---          1,071           985
        Utilization of credits under a special
            stock option incentive plan                       ---            737           696
        Conversion of Preferred Stock into
            Common Stock                                      ---            ---         8,058
        Conversion of Note Payable into
            Preferred Stock                                   ---            ---         2,274

Refer to the consolidated statements of cash flows for information on cash-related operating, investing and financing activities.


NOTE D - DEBT

The Company's debt is summarized below at December 31, 1995 and 1994:


(Amounts in thousands)                                            1995           1994
- ----------------------                                            ----           ----
Borrowings Under Revolving Credit Facility (a)                   $15,445        $10,967
Convertible Subordinated Debentures (b)                           12,098         11,855
Capital Lease Obligations (c)                                      2,412          2,408
Other                                                                806            245
                                                                 -------        -------
Total Debt                                                        30,761         25,475
Less:  Current Portion of Long-Term Debt                             932            777
                                                                 -------        -------
Total Long-Term Debt                                             $29,829        $24,698
                                                                 =======        =======

(a) The Company's Credit Facility was amended in December 1995. The amended $45 million Credit Facility consists of a revolving line of credit providing for direct borrowings and up to $15 million in letters of credit. Direct borrowings and letter of credit advances are made available pursuant to a formula based on the levels of eligible accounts receivable and inventories. To minimize interest on the revolving line of credit, the Company has the option to borrow money based upon an adjusted prime borrowing rate (9.0% at December 31, 1995) or at an adjusted eurodollar rate (8.2% at December 31, 1995). The Company had $11.0 million and $8.0 million outstanding subject to the adjusted eurodollar rate at December 31, 1995 and 1994, respectively, with the balance at the adjusted prime borrowing rate. Prior to August 1994, interest on amounts outstanding under the revolving line of credit were based upon the lender's prime rate. The revolving line of credit expires in August 1999. Approximately $14.7 million was available at December 31, 1995 under the revolving line of credit, including approximately $14.9 million which was committed to cover outstanding letters of credit. The unused portion of the line of credit has a commitment fee of 0.375%. The Company's average outstanding indebtedness under the revolving line of credit for the years ended December 31, 1995 and 1994 was $17.4 million and $13.1 million, respectively, and the average interest rate on such indebtedness was 8.5% and 7.1%, respectively.

The Credit Facility agreement contains certain restrictive covenants which include, among other things, a prohibition on the declaration or payment of any cash dividends on common stock, minimum ratios of operating income to interest and fixed charges, and a maximum ratio of total liabilities to net worth as well as certain restrictions on start-up expenditures relating to Unistar and the NIL (Refer to Note L). Interest rates are also subject to adjustment based upon certain financial ratios. The Company was in compliance with all covenants in 1995. The Credit Facility is secured by substantially all of the assets of the Company.

(b) The Company's Convertible Subordinated Debentures (the "Debentures"), issued in April 1986, are due March 15, 2011 and bear interest at 7 1/2%, payable March 15th and September 15th. The face value of the outstanding Debentures at December 31, 1995 was $16.5 million. The face value of the Debentures was adjusted to fair value in connection with the Company's 1988 quasi-reorganization. The Debentures are convertible at the option of the holder into Common Stock of the Company at any time on or before March 15, 2011, unless previously redeemed, at a conversion price of $10.625 per share, subject to adjustment in certain events. Subject to certain restrictions, the Debentures are redeemable in whole or in part, at the option of the Company, at par in 1996. The Debentures are also subject to annual sinking fund payments of $1.5 million beginning March 15, 1997. In January 1992, $15 million principal amount of Debentures with a book value of $10.1 million was exchanged for 674,865 shares of Convertible Preferred Stock and 2,999,400 Common Stock Purchase Warrants. Debentures converted in the debt-for-equity exchange and in connection with Warrant exercises were delivered in lieu of cash in satisfying sinking fund requirements. Thus, no cash sinking fund payment will be due until March 2008.

(c) The Company has entered into capital lease arrangements for office furniture and data processing and test equipment with a net book value of approximately $2.3 million and $2.4 million at December 31, 1995 and 1994, respectively. Such leases have been capitalized using implicit interest rates which range from 8% to 14%.

The following is a schedule of future maturities of long-term debt at December 31, 1995:


               Years Ending December 31:           (Amounts in thousands)
               ------------------------             ---------------------
                      1996                                $   932
                      1997                                    842
                      1998                                    640
                      1999                                 15,742
                      2000                                    155
                      Thereafter                           12,450
                                                          -------
                                                          $30,761
                                                          =======

NOTE E - INCOME TAXES

The components of the provision  (benefit) for income taxes applicable to income
(loss) from continuing operations for the three years ended December 31, 1995 are as follows:


        (Amounts in thousands)                      1995          1994        1993
        ----------------------                      ----          ----        ----
        Current  - Federal                         $   150        $  200       $  145
                 - State                               200           200          190
                                                   -------        ------       ------
                                                       350           400          335
                                                   -------        ------       ------

        Deferred - Federal                          (1,922)        2,363        1,842
                 - State                              (715)          544          500
                                                   -------        ------       ------
                                                    (2,637)        2,907        2,342
                                                   -------        ------       ------
                                                   $(2,287)       $3,307       $2,677
                                                   ========       ======       ======

For the years ended December 31, 1994 and 1993, the Company recorded a deferred income tax provision of $505,000 and $158,000, respectively, related to discontinued operations.

A reconciliation of the statutory federal income tax provision (benefit) to the reported income tax provision (benefit) on income (loss) from continuing operations for the three years ended December 31, 1995 is as follows:


(Amounts in thousands)                             1995            1994         1993
- ----------------------                             ----            ----         ----
Statutory income tax provision (benefit)         $(13,335)        $3,415       $2,577
State income taxes, net of
    federal income tax benefit                       (338)           676          526
Impairment of intangible assets                    11,392            ---          ---
Amortization of intangible assets                     171            457          476
Adjustment of valuation allowance                     ---         (1,252)        (800)
Research and development credit                      (148)          (250)        (196)
Other                                                 (29)           261           94
                                                 --------         ------       ------
Reported income tax provision (benefit)          $ (2,287)        $3,307       $2,677
                                                 ========         ======       ======


The components of and changes in the net deferred tax asset are as follows:



                                                                Deferred
                                               December 31,     (Expense)  December 31,
(Amounts in thousands)                            1994           Benefit      1995
- ----------------------                        -----------      ----------   ---------
Net operating loss and tax credit carryforwards   $29,175        $(1,631)     $27,544
Inventory reserves                                  5,405          2,800        8,205
Accrued liabilities and restructuring costs         1,446           (864)         582
Debenture revaluation                              (1,715)            90       (1,625)
Other                                              (2,540)         2,194         (346)
                                                  -------        -------      -------
                                                   31,771          2,589       34,360
Valuation allowance                                (4,792)            48       (4,744)
                                                  -------        -------      -------
Deferred tax asset                                $26,979        $ 2,637      $29,616
                                                  =======         ======      =======

The deferred tax asset represents the benefits expected to be realized from the utilization of pre- and post-acquisition tax benefit carryforwards, which include net operating loss carryforwards ("NOLs"), tax credit carryforwards and the excess of tax bases over fair value of the net assets of the Company. The utilization of these tax benefits for financial reporting purposes will not be reflected in the statement of operations, but will be reflected as a reduction of the deferred tax asset.

In order to fully realize the remaining deferred tax asset of $29.6 million as of December 31, 1995, the Company will need to generate future taxable income of approximately $80 million prior to the expiration of the NOLs and tax credit carryforwards. Although the Company believes that it is more likely than not that the deferred tax asset will be fully realized based on current projections of future pre-tax income, a valuation allowance has been provided for a portion of the deferred tax asset. There was no significant adjustment to the valuation allowance in 1995. During 1994, the Company adjusted its valuation allowance by $6.5 million, $5.2 million of which was a reduction of goodwill as it related to pre-acquisition tax benefits and $1.3 million of which reduced the 1994 provision for income taxes. During 1993, the Company adjusted its valuation allowance by $4.8 million, $4.0 million of which was a reduction of goodwill as it related to pre-acquisition tax benefits and $0.8 million of which reduced the 1993 provision for income taxes. The basis for the adjustments in 1994 and 1993 was a significant increase in pre-tax income from $4.3 million in 1992 to $10.0 million in 1994. Accordingly, historical earnings supported the realization of the larger deferred tax asset. The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carryforward period are reduced.

As of December 31, 1995, the Company has NOLs and tax credit carryforwards (subject to review by the Internal Revenue Service) available to offset future income for tax return purposes of approximately $69.3 million and $3.2 million, respectively. A portion of the NOLs and tax credit carryforwards were generated prior to the formation of the

Company and their utilization is subject to certain limitations imposed by the Internal Revenue Code. The NOLs expire as follows:


(Amounts in millions)        2002           2003          2004          2005            2006
- ---------------------        ----           ----          ----          ----            ----
                             $0.5           $20.8         $26.0         $9.7           $12.3

A reconciliation of the Company's income (loss) before taxes for financial reporting purposes to taxable income for the three years ended December 31, 1995 is as follows:


(Amounts in thousands)                                    1995           1994           1993
- ----------------------                                    ----           ----           ----
Income (loss) before taxes from continuing operations    $(39,221)       $10,041       $ 7,580
Discontinued operations                                       ---          1,262           456
                                                         --------        -------       -------
Income (loss) before taxes for financial
    reporting purposes                                    (39,221)        11,303         8,036
Differences between income (loss) before taxes for
  financial reporting purposes and taxable income:
  Permanent differences                                    28,587          1,070         1,570
                                                         --------        -------       -------
  Book taxable income (loss)                              (10,634)        12,373         9,606
  Net changes in temporary differences                     11,113         (5,016)       (7,830)
                                                         --------        -------       -------
Taxable income                                           $    479        $ 7,357       $ 1,776
                                                         ========        =======       =======

The permanent differences relate to the write-off (in 1995) and amortization of goodwill, which are not deductible. Changes in temporary differences principally relate to the impairment in service stock inventory (in 1995), inventory reserves and other costs accrued for book purposes, but not deducted for tax purposes until subsequently paid.

For the years ended December 31, 1995, 1994 and 1993, the Company made cash payments of approximately $214,000, $485,000 and $96,000, respectively, for income taxes.


NOTE F - COMMITMENTS AND CONTINGENCIES

Operating Leases. The Company conducts its business operations in leased premises under noncancellable operating lease agreements expiring at various dates through 2005. Rental expense under operating leases amounted to $9.6 million, $10.1 million and $9.7 million for the years ended December 31, 1995, 1994 and 1993, respectively.

The following represents the future minimum rental payments due under noncancellable operating leases that have initial or remaining lease terms in excess of one year as of December 31, 1995:


        Years Ending December 31,           (Amounts in thousands)
        -------------------------            ---------------------
               1996                                $ 8,761
               1997                                  7,724
               1998                                  7,025
               1999                                  5,435
               2000                                  3,941
               Thereafter                            3,374
                                                   -------
                                                   $36,260

Litigation. The Company has various lawsuits, claims and contingent liabilities arising from the conduct of business; however, in the opinion of management, they are not expected to have a material adverse effect on the results of operations, cash flow or financial position of the Company.




NOTE G - RELATED PARTY TRANSACTIONS

During 1995, the Company acquired 43% of the common stock and certain other assets of Dialogic Communications Corporation ("DCC"), a vendor which supplies the Company with certain call center products, in exchange for 353,118 shares of the Company's common stock and $100,000 cash. This investment is included in Other Assets and the related equity income is included in Interest and Other
Expenses, Net.


NOTE H - STOCK OPTIONS AND WARRANTS

Information relative to the Company's stock option plans at December 31, 1995 is as follows:



                                                          Shares            Per Share Range
                                                         --------           ---------------
Total shares originally authorized                     11,290,000
Options exercised/expired since inception of plans     (7,074,104)
                                                       ----------
Remaining shares reserved for issuance                  4,215,896
Options outstanding                                     2,083,560             $0.69-3.25
                                                       ----------
Shares available for granting of future options         2,132,336
                                                       ==========

Options exercisable                                     1,124,469             $0.69-3.19
Options exercised -
    Year ended December 31, 1995                        1,970,760             $0.63-1.91
    Year ended December 31, 1994                        1,979,340             $0.63-2.88
    Year ended December 31, 1993                        1,144,395             $0.63-1.25

Option prices under the Company's plans are equal to the market value of the Common Stock on the dates the options are granted.

The Company has non-plan options outstanding at December 31, 1995 for 357,030 shares at prices ranging from $1.13 to $20.43 per share. These include options for 300,000 shares granted to an officer by a predecessor company at a price of $1.13 per share. Deferred compensation of $0.9 million was recorded for the excess of the fair value over the exercise price at the date of grant and is being amortized over 10 years ending in 1997. At December 31, 1995, all of the non-plan options were exercisable. These options expire at various dates through November 2000. Certain options include registration rights for the shares issuable thereunder.

As of December 31, 1995, the Company has warrants outstanding which permit the holder to purchase a total of 56,250 shares of Common Stock at prices ranging from $1.06 to $1.25 per share, expiring through September 1997. At December 31, 1995, 39,584 warrants were exercisable. Certain options and warrants have been exercised using pyramiding during the years ended December 31, 1995, 1994 and 1993.

In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation." The Company will adopt the new pronouncement in fiscal year 1996 and has yet to decide whether it will record compensation cost or provide pro forma disclosure.


NOTE I - EMPLOYEE STOCK PURCHASE PLAN

A total of 2,750,000 shares of Common Stock are authorized for issuance under the Company's employee stock purchase plan. The plan permits eligible employees to purchase up to 1,000 shares of Common Stock at the lower of 85% of the fair market value of the Common Stock at the beginning or at the end of each six-month offering period. Pursuant to such plan, 229,636, 209,512 and 168,097 shares were sold to employees during the three years ended December 31, 1995, 1994 and 1993, respectively.

In 1994, the Company's shareholders adopted the 1994 Executive Stock Incentive Plan, which enabled officers and other key employees to purchase a total of up to 3,000,000 shares of the Company's Common Stock. During 1995 and 1994, participants purchased 140,000 and 2,745,000 shares of Common Stock, respectively, at fair market value, which were financed through individual bank borrowings at market interest rates by each participant, payable over five years. The

Company lends the employee 85% of the interest due to the bank, with $759,000 of such loans outstanding as of December 31, 1995. There were no amounts outstanding as of December 31, 1994. The Company guarantees the individual borrowings under a $9.4 million letter of credit which has a minimal impact on the Company's borrowing capability. Employee loans guaranteed by the Company with letters of credit as of December 31, 1995 and 1994 were $9.2 million and $8.7 million, respectively. These shares are held by the Company as security for the borrowings under a loan and pledge agreement. Sales of such shares by participants are subject to certain restrictions, and, generally, they may not be sold for five years.


NOTE J - SAVINGS AND POST-RETIREMENT BENEFIT PLANS

The Company has a 401(k) Savings Plan under which it matches employee contributions subject to the discretion of the Company's Board of Directors. The Company's matching contribution, consisting of shares of its Common Stock purchased in the open market, is equal to 25% of each employee's contribution, up to a maximum of $660 per employee. The expense for the matching contribution for the years ended December 31, 1995, 1994 and 1993 was approximately $687,000, $500,000 and $372,000, respectively.

The Company has an obligation remaining from the acquisition of Executone, Inc. to provide post-retirement health and life insurance benefits for a group of fewer than 75 former Executone, Inc. employees, including seven current employees of the Company. The Company does not provide post-retirement health or life insurance benefits to any other employees. Effective January 1, 1993, the Company adopted FAS No. 106, a standard on accounting for post-retirement benefits other than pensions. This standard requires that the expected cost of these benefits must be charged to expense during the years that employees render services. The Company adopted the new standard prospectively and is amortizing the transition obligation over a 20-year period.

Post-retirement benefit expense for the three years ended December 31, 1995 consists of the following:


(Amounts in thousands)                                  1995           1994           1993
- ----------------------                                  ----           ----           ----
Interest on accumulated benefit obligation               $219          $217           $190
Amortization of transition obligation                     116           116            116
Amortization of unrecognized actuarial loss                20            23            ---
                                                         ----          ----           ----
                                                         $355          $356           $306
                                                         ====          ====           ====

The status of the plan at December 31, 1995 and 1994 is as follows:



(Amounts in thousands)                                               1995            1994
- ----------------------                                               ----            ----
Accumulated post-retirement benefit obligation ("APBO"):
    Retirees                                                         $2,779         $2,707
    Active Employees                                                    330            321
                                                                     ------         ------
                                                                      3,109          3,028
Unamortized transition obligation                                    (1,977)        (2,093)
Unrecognized net loss                                                  (486)          (559)
                                                                     ------         ------
Accrued liability                                                    $  646         $  376
                                                                     ======         ======



In determining the APBO as of December 31, 1995 and 1994, the weighted average discount rate used was 7%. The Company used a healthcare cost trend rate of approximately 11%, decreasing through 2006 and leveling off at 6% thereafter. A 1% increase in the healthcare trend rate would increase the APBO at December 31, 1995 by approximately 2% and increase the interest cost component of the post-retirement benefit expense for 1995 by less than $10,000.


NOTE K - INTEREST AND OTHER EXPENSES, NET

Interest and other expenses, net consists of the following for the three years ended December 31, 1995:


(Amounts in thousands)                               1995               1994             1993
- ----------------------                               ----               ----             ----
Interest expense                                    $3,920            $3,089            $3,556
Interest income                                       (285)             (287)             (252)
Equity in earnings of DCC (Note G)                    (401)              ---               ---
Gains on sales of direct sales offices              (1,213)              ---               ---
Other, net                                            (230)             (348)              162
                                                    ------            ------            ------
                                                    $1,791            $2,454            $3,466
                                                    ======            ======            ======

For the years ended December 31, 1995, 1994 and 1993, the Company made cash payments of approximately $3.6 million, $2.8 million and $4.2 million, respectively, for interest expense on indebtedness.


NOTE L - ACQUISITIONS/DISPOSITIONS

During the fourth quarter of 1995, the Company sold its customer bases in Wisconsin and Iowa and the net assets of the related direct sales offices for a total of $2.1 million, consisting of $125,000 cash, a $1.8 million note, the proceeds of which were received in February 1996 and a $150,000 note due in installments by November 2001. These sales generated a gain of approximately $1.2 million, which is included in Interest and Other Expenses, Net for the year ended December 31, 1995.

On December 19, 1995, the Company acquired 100% of the common stock of Unistar Gaming Corporation ("Unistar") for 3.7 million shares of the Company's common stock and 350,000 shares of newly issued preferred stock. Unistar, privately-held prior to the acquisition, has an exclusive five-year contract to design, develop, finance, and manage the National Indian Lottery ("NIL"). The NIL will be a national telephone lottery authorized by federal law and a compact between the State of Idaho and the Coeur d'Alene Indian Tribe of Idaho ("CDA"). In return for providing these management services to the NIL, Unistar will be paid a fee equal to 30% of the profits of the NIL.

The purchase price was approximately $12.7 million. The excess of the purchase price over the value of the net liabilities assumed has been allocated to the management agreement with the CDA and will be amortized over the five-year term of the contract commencing with the first significant lottery revenues.

The preferred stock consists of 250,000 shares of Cumulative Convertible Preferred Stock, Series A ("Series A Preferred Stock") and 100,000 shares of Cumulative Contingently Convertible Preferred Stock, Series B ("Series B Preferred Stock"). The Series A Preferred Stock has voting rights equal to one share of common stock and will earn dividends equal to 18.5% of the consolidated retained earnings of Unistar as of the end of a fiscal period, less any dividends paid to the holders of the Series A Preferred Stock prior to such date. The Series B Preferred Stock has voting rights equal to one share of common stock and will earn dividends equal to 31.5% of the consolidated retained earnings of Unistar as of the end of a fiscal period, less any dividends paid to the holders of the Series B Preferred Stock prior to such date. All dividends on Preferred Stock are payable (i) when and as declared by the Board of Directors,
(ii) upon conversion or redemption of the Series A and Series B Preferred Stock or (iii) upon liquidation. The Series A and Series B Preferred Stock is redeemable for a total of 13.3 million shares of common stock (Series A Preferred Stock for 4.925 million shares and Series B Preferred Stock for 8.375 million shares) at the Company's option. In the event that Unistar meets certain revenue and profit parameters, the Series A Preferred Stock is convertible for up to 4.925 million shares of common stock and the Series B Preferred Stock is contingently convertible for up to 8.375 million shares of common stock (a total of an additional 13.3 million shares of common stock). Shareholder approval is required before any of the Series B Preferred Stock can be converted or redeemed. Liquidation preferences for all Series A and Series B preferred shares total $7.3 million as of December 31, 1995. As of December 31, 1995, no dividends have accrued to the preferred stockholders. The preferred stock had no impact on earnings per share in 1995.

In an attempt to block the NIL, certain states filed Section 1084 letters to prevent the long-distance carriers from providing telephone service to the NIL. The CDA initiated legal action to compel the long-distance carriers to provide telephone service to the NIL. The CDA's position is that the lottery is authorized by the Indian Gaming Regulatory Act ("IGRA") passed by Congress in 1988, that the IGRA preempts state and federal statutes, and that the states lack authority to issue the Section 1084 notification letters to any carrier. On February 28, 1996, the NIL was ruled lawful by the CDA Tribal Court. The CDA Tribal Court found that all requirements of the IGRA have been satisfied and the
Section 1084 letters issued by certain state attorneys general in an effort to interfere with the lawful operation of the NIL are invalid. In addition, the Court found that the long-distance carriers are obligated to provide the service requested in the action. The Company expects this ruling will be appealed but believes the CDA's position will be upheld.

Other than legal costs related to an appeal of the CDA Tribal Court ruling or other actions by the states, if any, the Company estimates that the additional costs to become operational may run between $5-10 million. The Company believes it will be able to obtain additional financing for these costs.

The Company believes there is a national market for the NIL based upon research into the experience of other national lotteries and the growth of the overall lottery market. However, there is no assurance that there will be acceptance of a telephone lottery.

During the first quarter of 1995, the Company was involved in extensive negotiations to acquire the Dictaphone division of Pitney Bowes. In April 1995, the acquisition was awarded to another bidder. The Company incurred approximately $1 million in fees and expenses related to the attempted acquisition which were recognized during the second and third quarters of 1995.

In 1990, the Company acquired all the outstanding shares of Isoetec Texas, Inc., an independent distributor of the Company's products. The transaction has been accounted for by the purchase method. The purchase price was based upon a multiple of 1989 pre-tax earnings of Isoetec Texas, Inc., subject to adjustment. The purchase price originally recorded was based on cash payments to the former owners of approximately $900,000, $250,000 of notes, 325,000 shares of common stock and liabilities assumed of approximately $900,000.

The Company brought an action against the former owners of Isoetec Texas, Inc. alleging breach of contract and fraud with respect to the calculation of 1989 pre-tax earnings and the purchase price. In November 1991, pursuant to the purchase contract, an arbitrator ruled that 1989 pre-tax earnings should be reduced by an amount that resulted in a reduction of the purchase price by approximately $2 million. This reduction was assumed in the original purchase price calculation and, as such, did not result in an adjustment to the recorded purchase price. However, the arbitrator also awarded damages of approximately $1.2 million to the former owners as additional purchase price. At that time, the Company did not adjust its purchase price calculation since it believed that the arbitrator went beyond its authority and decided to pursue the matter in court. In 1994, after an appeal to the Fifth Circuit U.S. Court of Appeals, the Company was required to pay $1.2 million as additional purchase price and interest of $400,000. In addition, the Company was required to issue an additional 78,866 shares of common stock to settle all remaining claims. These payments were adjustments to the recorded purchase price.

As of March 31, 1994, the Company sold its Vodavi Communications Systems Division ("VCS"), which sold telephone equipment to supply houses and dealers, a different class of customer from continuing operations, under the brand names STARPLUS(R) and INFINITE(TM), for approximately $10.9 million. Proceeds of the sale consisted of approximately $9.7 million in cash, received in April 1994, and a $1.2 million note, the proceeds of which were received in September 1995. The proceeds were used to reduce borrowings under the Company's credit facility. The sale resulted in an after-tax gain of $604,000 (net of income tax provision of $403,000). Consolidated financial statements for the years ended December 31, 1994 and 1993 present VCS as a discontinued operation. Net revenues of the discontinued operation for the years ended December 31, 1994 (through the date of sale) and 1993 were $8.6 million and $31.6 million, respectively.


NOTE M - SELECTED QUARTERLY FINANCIAL DATA

The following is a summary of unaudited selected quarterly financial data for the years ended December 31, 1995 and 1994:

                                                                     Three Months Ended
                                                   ---------------------------------------------------------
                                                   March 31,    June  30,    September 30,      December 31,
(In thousands, except for per share amounts)         1995         1995           1995              1995
                                                   --------    ---------     -------------      -------------
Revenues                                           $70,808       $78,417        $74,164           $73,004
Gross Profit                                        28,349        32,021         30,504            31,983
Income (Loss) Before Income Taxes                      200       (44,225)         2,205             2,599
Net Income (Loss)                                      120       (39,936)         1,323             1,559
Earnings (Loss) Per Share                              ---         (0.86)          0.03              0.04



                                                                      Three Months Ended
                                               --------------------------------------------------------------
                                                 March 31,       June 30,    September 30,      December 31,
(In thousands, except for per share amounts)       1994           1994            1994            1994
                                                ----------      ---------    ------------       -------------
Revenues                                           $65,307       $76,612        $76,547           $73,503
Gross Profit                                        26,267        32,138         32,105            31,962
Income Before Income Taxes
  from Continuing Operations                           143         4,024          3,312             2,562
Income from Continuing Operations                       86         2,414          1,986             2,248
Discontinued Operations                                757           ---            ---             -----
Net Income                                             843         2,414          1,986             2,248
Earnings Per Share:
  Continuing Operations                                ---          0.05           0.04              0.05
  Discontinued Operations                             0.02           ---            ---             -----

The three months ended June 30, 1995 includes a provision for restructuring of $44,042 (See Note L) and acquisition expenses of $1.0 million (See Note L). The three months ended March 31, 1994 includes income of $757 from the discontinuance and sale of the VCS division (See Note L).


NOTE N - SUBSEQUENT EVENTS

On April 10, 1996, the Company entered into an agreement to sell substantially all of the Direct Sales and Services Group, including its long-distance reseller business and National Service Center, for $67.4 million to an acquisition company led by Bain Capital, Inc. The purchase price will consist of $61.5 million in cash, a $5.9 million note and warrants to purchase 8% of the common stock of the new company, issued as of the closing, for $1.1 million, exercisable for three years. The sale is expected to close on May 31, 1996, subject to the buyer's financing and other conditions. The Company expects a gain on the sale. The agreement also provides that the Company and the buyer will enter into a five-year exclusive distribution agreement under which the buyer will sell and service the Company's telephony equipment to those businesses and commercial locations that require up to 400 telephones.

The sale does not include the Pittsburgh direct sales and service office, which the Company has separately agreed to sell to one of its existing independent distributors for approximately $1.3 million in cash and notes. The Company will retain its Healthcare Communications and Call Center Management businesses, along with its National Accounts and Federal Systems marketing groups. In addition, the Company will continue to make telephony product sales to its independent distributors, along with retaining the recently acquired Unistar business.

In 1995, the Direct Sales and Services Group, including the long-distance reseller business, had revenues of $191 million. On a pro forma basis, after giving effect to the transaction, the Company's 1995 revenues would be approximately $157 million. This includes $42 million in sales to the Direct Sales and Services Group which were eliminated in the 1995 Statement of Operations.

On April 10, 1996, the Company also announced that it had given notice of its intention to terminate its distribution agreement with GPT Video Systems due to failures by GPT to deliver properly-functioning videoconferencing products on a timely basis. The Company has not yet finalized its plans for its videoconferencing division.

STOCK DATA

The number of holders of record of the Company's Common Stock as of the close of business on January 31, 1996 was approximately 2,100. The Common Stock is traded on the NASDAQ National Market System under the symbol "XTON". As reported by NASDAQ on February 16, 1996, the closing sale price of the Common Stock on the NASDAQ National Market System was $2 7/16. The following table reflects in dollars the high and low closing sale prices for EXECUTONE's Common Stock as reported by the NASDAQ National Market System for the periods indicated:


        Fiscal Period               High           Low
        -------------               ----           ---
        1995
        First Quarter               $3 7/16        $2 15/16
        Second Quarter               3 3/8          2  1/8
        Third Quarter                2 7/8          2  1/8
        Fourth Quarter               2 7/8          2  1/8

        1994
        First Quarter               $2 15/16       $2  3/16
        Second Quarter               2 13/16        2  1/2
        Third Quarter                3  5/16        2  1/2
        Fourth Quarter               3  9/16        3

The Company's Debentures are quoted on the NASDAQ System under the symbol "XTONG". On February 16, 1996, the average of the closing bid and asked prices per $1,000 principal amount of Debentures, as reported on the NASDAQ System, was $850. The following table reflects in dollars the high and low average closing sale prices for the Debentures, as reported by the NASDAQ System, for the periods indicated:


        Fiscal Period                       High          Low
        -------------                       ----          ----
        1995
        First Quarter                       $824          $808
        Second Quarter                       824           788
        Third Quarter                        815           805
        Fourth Quarter                       850           815

        1994
        First Quarter                       $900          $863
        Second Quarter                       854           786
        Third Quarter                        810           779
        Fourth Quarter                       815           775

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

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders of
EXECUTONE Information Systems, Inc.:

We have audited the accompanying consolidated balance sheets of EXECUTONE Information Systems, Inc. (a Virginia corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EXECUTONE Information Systems, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.





ARTHUR ANDERSEN LLP




Stamford, Connecticut
January 26, 1996 (except with respect to the matter discussed in Note N, as to which the date is April 10, 1996)

STOCKHOLDER INFORMATION


CORPORATE HEADQUARTERS                         INDEPENDENT PUBLIC ACCOUNTANTS
EXECUTONE Information Systems, Inc.            Arthur Andersen LLP
478 Wheelers Farms Road                        Champion Plaza
Milford, Connecticut 06460                     400 Atlantic Street
(203) 876-7600                                 Stamford, Connecticut 06912-0021

STOCK AND WARRANT TRANSFER AGENT               OUTSIDE COUNSEL
American Stock Transfer and Trust Company      Hunton & Williams
40 Wall Street                                 Riverfront Plaza
New York, New York 10005                       951 East Byrd Street
                                               Richmond, Virginia 23219
BOND TRANSFER AGENT
U.S. Trust Company of New York                 ADDITIONAL INFORMATION
114 West 47th Street                           A copy of EXECUTONE's Annual
New York, New York 10036-1532                  Report on Form 10-K, which is
                                               filed with the Securities and
                                               Exchange Commission, is available
                                               without charge by writing to:

                                               DAVID KRIETZBERG
                                               Treasurer/Investor Relations
                                               Corporate Headquarters

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS
- --------------------------------------------------------------------------------
ALAN KESSMAN                                   JERRY M. SESLOWE  1, 2
Chairman of the Board                          Managing Director
                                               Resource Holdings, Ltd.
STANLEY M. BLAU
Vice Chairman                                  WILLIAM R. SMART  1
                                               Senior Vice President
THURSTON R. MOORE                              Cambridge Strategic Management
Partner                                        Group
Hunton & Williams

RICHARD S. ROSENBLOOM 1, 2
David Sarnoff Professor of Business Administration
Harvard Business School

1  COMPENSATION COMMITTEE MEMBER
2  AUDIT COMMITTEE MEMBER




OFFICERS
- -----------------------------------------------------------------------------------------------------------------------------------
ALAN KESSMAN                                ANTHONY R. GUARASCIO                        DAVID E. LEE
President and Chief Executive Officer       Vice President, Finance and                 Vice President, Business
                                            Chief Financial Officer                     Development

STANLEY M. BLAU                             ISRAEL J. HERSH                             JOHN T. O'KANE
Vice Chairman                               Vice President, Software Engineering        Vice President, MIS

MICHAEL W. YACENDA                          ELIZABETH HINDS                             FRANK J. ROTATORI
Executive Vice President                    Vice President, Human Resources             Vice President, Healthcare Sales

BARBARA C. ANDERSON                         ROBERT W. HOPWOOD                           SHLOMO SHUR
Vice President, General Counsel and         Vice President, Customer Care               Senior Vice President, Advanced Technology
Secretary

JAMES E. COOKE III                          ANDREW KONTOMERKOS
Vice President, National Accounts           Senior Vice President, Hardware
                                            Engineering and Production
