Form 10-K405/A, Exhibit 13
period 1995-12-31
EXECUTONE INFORMATION SYSTEMS INC
filed 1996-06-04
CIK 725282

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


INTRODUCTION

The Company's revenues are primarily derived from sales of its products and services through a worldwide network of direct and independent sales and service offices. The Company's end-user revenues are derived from two primary sources:
(1) sales of systems to new customers, which include sales of application-specific software options ("product revenues"), and (2) servicing the end-user base through the upgrade, expansion, enhancement (which includes sales of application-specific software options), and maintenance of previously installed systems, as well as revenues from the INFOSTAR'r'/LD+ program ("base revenues"). Base revenues usually generate higher operating income margin than initial sales of systems, since the Company's selling expenses for base revenues are lower than those for initial system sales. Sales of the Company's application-specific software options and related services generally produce a higher operating income margin than both system sales and base revenues due to the added performance value and relatively low production costs of such proprietary software and services.

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

The business that was acquired in 1988 was a telephone equipment company that focused its direct selling effort on office sites with fewer than 20 phones with an emphasis on selling additional hardware to generate revenues in the form of move, adds and changes ("MAC") and service, mainly on a time and material basis. The average system size in the customer base at that time was in the 8-10 phone range. It was originally expected in 1988 that the MAC and service revenues generated by the customer base would be increasingly profitable as the base of customers grew. After the acquisition, the Company began to develop more advanced products which incorporated digital technology and more software-oriented applications and expanded its product line to the high-end user, with larger customers and more sophisticated products to serve customers' total communications needs. After a thorough review and analysis, it was determined that direct selling of the smaller, hardware-oriented portion of the telephony business was not profitable. This led to a definitive change in the Company's business strategy which was announced on July 11, 1995. As a result of the change in strategy and based upon the requirements of FAS No. 121 (see section entitled "Impairment of goodwill and related service stock" which follows), the Company recorded a $44.0 million provision for restructuring consisting of a $33.5 million goodwill impairment, an $8.8 million writedown of inventory, primarily service stock relating to the impaired assets and other non-recurring inventory adjustments, $0.9 million related to the shutdown of the Company's Scottsdale, Arizona facility and $0.8 million of other unusual items.

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

Prior to the second quarter of 1995 and the issuance of FAS No. 121, the Company periodically reviewed the realizability of goodwill on the basis of whether the goodwill was fully recoverable from projected, undiscounted net cash flows for the business as a whole, which included both the smaller hardware-oriented systems and the larger, sophisticated software-application telephony systems. Undiscounted cash flows for the business as a whole were used because the general rule under APB 17 was that goodwill and similar intangible assets could not be disposed of apart from the enterprise as a whole, unless the Company sold or otherwise liquidated a large segment or separable group of assets of the acquired company. Based upon this evaluation, goodwill was not determined to be impaired. The management decision discussed above to focus on the high end of the telephony market caused the impairment of long-lived assets, which was measured using the criteria of FAS No. 121.

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

Healthcare division revenues increased almost 15% during 1995 to $29 million. Although there has been revenue growth due to the divisionalization of this business in the beginning of 1995, the introduction of new products lowered margins approximately $0.8 million due to higher introductory manufacturing costs. The Company has transitioned the nurse call product line in 1995 with the development of the LifeSaver'tm' and CareCom'r' IIE products. The higher 1995 manufacturing costs were due to the fact that offshore production was delayed due to the fire at the Company's production facility. These products were scheduled for transfer from the Company's pre-production facility in Poway, California, but the fire caused a delay in that transfer for almost one year. These products are now offshore and higher margins are anticipated, commencing in the first half of 1996.

Although the nurse call product line was transitioned in 1995, the Company estimates that there is a customer base of approximately 8,500 systems. Taking into account historical usage, the Company believes it has appropriate levels of inventory on hand to support the servicing of the previously installed products.

CCM

The Call Center division develops and sells sophisticated telephony products that integrate a computerized digital telephone system platform with high-volume inbound, outbound and internal call processing systems. Such systems include automatic call distribution systems, predictive dialers, scripting software to assist agents handling calls, and interactive voice response systems.

In 1995, the Company established the divisional management structure and made product improvements which are hoped to increase revenues in 1996 along with improving profit margins. During 1995, the Company issued the latest release of the predictive dialer product, which is a more competitive product from a price and feature standpoint than its predecessor. In addition, the Interactive Voice Response ("IVR") product, which had previously been produced by a third party, has been replaced with a Company-manufactured product which should result in higher gross profit margins. Backlog at the end of 1995 was at a record level which should translate into a strong first half of 1996.

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

Network Services

The network services division offers cost-effective voice and data long-distance service, least-cost routing, network design and network support services, enabling customers to make more efficient and cost-effective use of their telecommunications systems.

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


1995 COMPARED TO 1994

Results of Operations

Total revenues for the year ended December 31, 1995 were $296.4 million, a $4.4 million increase over the comparable 1994 period. Base revenues increased 2% compared to 1994, primarily due to increases in system upgrades and expansions and increased revenue from maintenance contracts, partially offset by lower volume generated by the INFOSTAR'r'/LD+ program. Product revenues increased 1% compared to 1994, as the increase in new installations of healthcare products and in shipments to the independent sales and service offices were partially offset by a decrease in new telephony installations.

Cost of revenues consists of direct manufacturing costs, indirect installation and service costs and other costs such as warehousing, software manufacturing and quality inspection. Direct manufacturing costs are the primary component of cost of revenues and are accounted for as direct costs related to specific base and product revenues. Those costs other than direct manufacturing costs are treated as fixed cost overhead and are not allocated specifically to base or product categories. Therefore, changes in gross profit can be measured based upon the pricing margin (revenue less direct manufacturing costs) on a product line basis and by the overall level of fixed cost overhead relative to total revenue. Gross profit, as a percentage of revenues, decreased slightly from 41.9% during 1994 to 41.5% during 1995 due to a combination of factors including product mix, higher introductory manufacturing costs for the healthcare products and a lower absorption of fixed cost overhead.

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

Interest expense increased during 1995 due to higher average borrowing levels on the revolving credit facility and increases in the Company's prime borrowing rate during 1995. Other income, net increased primarily as a result of the 1995 gains on the sales of the customer bases in Wisconsin and Iowa and the related direct sales offices, totaling $1.2 million.

During the first quarter of 1995, the Company was involved in extensive negotiations to acquire the Dictaphone division of Pitney Bowes ("Dictaphone"). In April 1995, the acquisition was awarded to another bidder. The Company incurred approximately $1 million in fees and expenses related to the attempted acquisition which were recognized in the second and third quarters of 1995.

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

Management believes the Unistar business is a natural extension of its telephony and call center businesses. Calls via an 800 number will be processed with IVR equipment or live agents located on the Coeur d'Alene Indian Tribe of Idaho ("CDA") Reservation using ACD software to process nationwide wagering activity. The Company has made a significant investment in Unistar, which initially created 8% dilution to the Company's shareholders and will require possibly up to $2 million to $3 million of cash prior to the resolution of the pending legal issues discussed below. However, in the opinion of the Company's management, this investment is justified based upon the potential returns.

In an attempt to block the NIL, certain states filed letters under 18 U.S.C.
Section 1084 to prevent the long-distance carriers from providing telephone service to the NIL. The CDA initiated legal action to compel the long-distance carriers to provide telephone service to the NIL. The CDA's position is that the lottery is authorized by the Indian Gaming

Regulatory Act ("IGRA") passed by Congress in 1988, that IGRA preempts state and federal statutes, and that the states lack authority to issue the Section 1084 notification letters to any carrier. On February 28, 1996, the NIL was ruled lawful by the CDA Tribal Court. The CDA Tribal Court found that all requirements of IGRA have been satisfied and that the Section 1084 letters issued by certain state attorneys general in an effort to interfere with the lawful operation of the NIL are invalid. In addition, the Court found that the long-distance carriers cannot refuse to provide the service requested in the action based upon 18 U.S.C. Section 1084. Any appeal of this ruling must be filed by May 31, 1996. The Company expects this ruling will be appealed, but believes that the CDA's position will be upheld.

Other than legal costs related to an appeal of the CDA Tribal Court ruling or other actions by the states, if any, the Company estimates that the additional costs to become operational may amount to between $5-10 million. Operational capital includes capital expenditures for computers and software to build the telecommunications system, funds to complete the building on the CDA reservation which will be the operations center for the lottery, and various start-up expenses including personnel-related costs and advertising expenses. The Company is also required to make a guaranteed payment of $300,000 per year to the CDA. The estimate of operating capital does not include a $4 million jackpot reserve which could be required dependent upon certain conditions. If the Company ultimately must fund a jackpot reserve, it will be repaid to Unistar solely from NIL net revenues in equal installments over the term of the contract. The Company expects it will be able to obtain additional financing for these costs, if necessary.

The Company believes there is a national market for the NIL based upon research into the experience of other national lotteries and the growth of the overall lottery market. However, there is no assurance that there will be acceptance of a telephone lottery.


Subsequent Events

On April 9, 1996, the Company entered into an agreement to sell substantially all of the Direct Sales and Services Group, including its long-distance reseller business and National Service Center, for $67.4 million to an acquisition company led by Bain Capital, Inc. (See Note N of the Notes to Consolidated Financial Statements for the terms of the agreement.) The sale is expected to close on May 31, 1996, subject to the buyer's financing and other conditions. The agreement also provides that the Company and the buyer will enter into a five-year exclusive distribution agreement under which the buyer will sell and service the Company's telephony equipment to those businesses and commercial locations that require up to 400 telephones.

The Company will retain its Healthcare Communications and Call Center Management businesses, along with its National Accounts and Federal Systems marketing groups and the recently acquired Unistar business. In addition, the Company will continue to make telephony product sales to its independent distributors, of which the newly-formed Bain company will be the largest distributor.

In 1995, the Direct Sales and Services Group, including the long-distance reseller business, had revenues of $191 million. On a pro forma basis, after giving effect to the transaction, the Company's 1995 revenues would be approximately $157 million. This includes $42 million in sales to the Direct Sales and Services Group which were eliminated in the 1995 Statement of Operations.

On April 10, 1996, the Company announced that it had given notice of its termination of its distribution agreement with GPT Video Systems due to failures by GPT to deliver properly-functioning videoconferencing products on a timely basis. The Company is negotiating an agreement with a third party to sell its videoconferencing business. Terms of the contract have yet to be finalized.


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

The decrease in interest expense during 1994 was primarily due to the favorable impact of a lower level of bank borrowings.

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

As of March 31, 1994, the Company sold its Vodavi Communications Systems Division ("VCS"), which sold telephone equipment to supply houses and dealers, a different class of customer from continuing operations, under the brand names STARPLUS'r' and INFINITE'tm', for approximately $10.9 million. Proceeds of the sale consisted of approximately $9.7 million in cash, received in April 1994, and a $1.2 million note, the proceeds of which were received in September 1995. The proceeds were used to reduce borrowings under the Company's revolving credit facility. The sale resulted in an after-tax gain of $604,000 (net of income tax provision of $403,000). Consolidated financial statements for the years ended December 31, 1994 and 1993 present VCS as a discontinued operation. Net revenues of the discontinued operation for 1994, through the date of sale, and 1993 were $8.6 million and $31.6 million, respectively.


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

SELECTED FINANCIAL DATA

The following is selected financial data for EXECUTONE for the five years ended December 31, 1995.

(In thousands, except for per share amounts)


                                                                Years Ended December 31,

                                    1995             1994 (1)            1993 (1)          1992 (1)         1991 (1)
                                    --------------------------------------------------------------------------------
Revenues                            $296,393          $291,969          $271,765         $253,024          $243,616
                                    ========          ========          ========         ========          ========

Income (Loss) Before
    Income Taxes From
    Continuing Operations           $(39,221)       $   10,041        $    7,580       $    4,320        $    2,327
                                    ========        ==========        ==========       ==========        ==========

Income (Loss) From
    Continuing Operations           $(36,934)       $    6,734        $    4,903       $    2,222        $    1,146

Income (Loss) From
    Discontinued Operations,
    Net of Taxes                         ---               757               298             (157)             (129)

Extraordinary Item - Gain on
    Extinguishment of Debt,
    Net of Taxes (2)                     ---               ---               ---            1,267               ---
                               -------------     -------------     -------------       ----------     -------------

Net Income (Loss)                   $(36,934)       $    7,491        $    5,201       $    3,332        $    1,017
                                    ========        ==========        ==========       ==========        ==========

EARNINGS (LOSS) PER SHARE:
    Continuing Operations        $     (0.79)      $      0.14       $      0.10      $      0.05        $     0.03
    Discontinued Operations              ---              0.02              0.01              ---               ---
    Extraordinary Item                   ---               ---               ---             0.03               ---
                              --------------    --------------    --------------     ------------     -------------

    Net Income (Loss)            $     (0.79)      $      0.16       $      0.11      $      0.08        $     0.03
                                 ===========       ===========       ===========      ===========        ==========

Total Assets                        $167,844          $189,481          $175,555         $179,294          $177,602
                                    ========          ========          ========         ========          ========

Long-Term Debt (3)                 $  29,829         $  24,698         $  32,279        $  43,752         $  56,271
                                   =========         =========         =========        =========         =========

Cash Dividends Declared
    Per Share (4)              $         ---     $         ---      $        ---    $         ---     $         ---
                               =============     =============      ============    =============     =============



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

EXECUTONE INFORMATION SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except for per share amounts)


                                                                            Years Ended December 31,
                                                                  1995                  1994                1993
                                                                  ----                  ----                ----
REVENUES:
    Product                                                     $138,752              $137,752             $134,209
    Base                                                         157,641               154,217              137,556
                                                               ---------             ---------            ---------
                                                                 296,393               291,969              271,765

COST OF REVENUES                                                 173,536               169,497              160,745
                                                               ---------             ---------            ---------
    Gross Profit                                                 122,857               122,472              111,020
                                                               ---------             ---------            ---------

OPERATING EXPENSES:
    Product development and engineering                           14,703                12,222                9,852
    Selling, general and administrative                          100,520                97,755               90,122
    Provision for restructuring and unusual items
        (Note B)                                                  44,042                   ---                  ---
                                                              ----------        --------------       --------------
                                                                 159,265               109,977               99,974
                                                               ---------             ---------           ----------
OPERATING INCOME (LOSS)                                          (36,408)               12,495               11,046

INTEREST EXPENSE                                                   3,920                 3,089                3,556
OTHER INCOME, NET                                                 (2,129)                 (635)                 (90)
ACQUISITION COSTS (Note L)                                         1,022                   ---                  ---
                                                              ----------        --------------       --------------
INCOME (LOSS) BEFORE INCOME TAXES
    FROM CONTINUING OPERATIONS                                   (39,221)               10,041                7,580

PROVISION (BENEFIT) FOR INCOME TAXES:
    Cash                                                             350                   400                  335
    Noncash (Note E)                                              (2,637)                2,907                2,342
                                                              ----------          ------------          -----------
                                                                  (2,287)                3,307                2,677
                                                              ----------          ------------          -----------

INCOME (LOSS) FROM CONTINUING
    OPERATIONS                                                   (36,934)                6,734                4,903

Income from discontinued operations
     (net of income tax provision of $102 and $158 )                 ---                   153                  298
Gain on disposal of discontinued operations
     (net of income tax provision of $403)                           ---                   604                  ---
                                                           -------------           -----------        -------------

NET INCOME (LOSS)                                              $ (36,934)           $    7,491           $    5,201
                                                               =========            ==========           ==========

EARNINGS (LOSS) PER SHARE:
    CONTINUING OPERATIONS                                    $    (0.79)            $     0.14          $      0.10
    DISCONTINUED OPERATIONS                                          ---                  0.02                 0.01
                                                          --------------           -----------         ------------
    NET INCOME (LOSS)                                        $    (0.79)            $     0.16          $      0.11
                                                             ==========             ==========          ===========


WEIGHTED AVERAGE NUMBER OF
  SHARES OF COMMON STOCK AND
  EQUIVALENTS OUTSTANDING                                         46,919                47,697               48,283
                                                             ===========           ===========          ===========



The accompanying notes are an integral part of these consolidated statements.

EXECUTONE INFORMATION SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS


(In thousands)                                                               Years Ended December 31,
                                                                  1995                  1994                  1993
                                                                  ----                  ----                  ----
CASH FLOWS FROM OPERATING ACTIVITIES:
    Income (loss) from continuing operations                    $(36,934)            $   6,734             $  4,903
    Adjustments to reconcile net income (loss) to net
      cash (used) provided by operating activities:
      Depreciation and amortization                                6,093                 7,463                7,469
      Deferred income tax provision (benefit)                     (2,637)                2,907                2,342
      Provision for restructuring and unusual items
         (Note B)                                                 44,042                   ---                  ---
      Provision for losses on accounts receivable                  1,440                   893                  725
        Gains on sales of two direct sales offices                (1,087)                  ---                  ---
        Other, net                                                  (521)                1,251                  270
    Changes in working capital items:
        Accounts receivable                                       (4,205)               (9,346)              (4,337)
        Inventories                                               (3,121)              (13,049)               4,073
        Accounts payable and accruals                             (9,131)               10,497                2,732
        Other working capital items, net                           2,177                  (552)              (1,440)
                                                              ----------           -----------            ---------

NET CASH (USED) PROVIDED BY CONTINUING
  OPERATIONS                                                      (3,884)                6,798               16,737
                                                              ----------            ----------             --------
Cash flows from discontinued operations                              ---                  (449)                (209)
                                                           -------------            -----------           ---------

NET CASH (USED) PROVIDED BY OPERATING
   ACTIVITIES                                                     (3,884)                6,349               16,528
                                                              ----------             ---------             --------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property and equipment                            (3,457)               (6,091)              (2,119)
    Dispositions (acquisitions) of direct sales offices              125                (1,298)                (750)
    Proceeds from sale of VCS                                      1,200                 9,700                  ---
    Other, net                                                       822                  (436)                   8
                                                              ----------             ----------         -----------
NET CASH (USED) PROVIDED BY
    INVESTING ACTIVITIES                                          (1,310)                1,875               (2,861)
                                                               ---------             ----------            --------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Borrowings (repayments) under revolving credit facility        4,478                (4,199)              (3,524)
    Repayments of term note under credit facility                    ---                (3,750)              (1,250)
    Repayments of GTE/Contel promissory note                         ---                   ---               (4,000)
    Repayments of other long-term debt                              (622)               (1,781)              (2,355)
    Repurchase of stock                                             (810)               (8,450)              (3,100)
    Proceeds from issuance of stock                                1,641                10,399                  564
    Other borrowings                                                 750                   ---                  ---
                                                                --------          ------------          -----------
NET CASH PROVIDED (USED) BY FINANCING
   ACTIVITIES                                                      5,437                (7,781)             (13,665)
                                                               ---------             ---------              -------
INCREASE IN CASH AND CASH EQUIVALENTS                                243                   443                    2
CASH AND CASH EQUIVALENTS - BEGINNING
   OF YEAR                                                         7,849                 7,406                7,404
                                                               ---------             ---------            ---------
CASH AND CASH EQUIVALENTS - END
  OF YEAR                                                      $   8,092              $  7,849             $  7,406
                                                               =========              ========             ========



The accompanying notes are an integral part of these consolidated statements.

EXECUTONE INFORMATION SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In thousands, except for share amounts)                              December 31,             December 31,
                                                                         1995                      1994
                                                                         ----                      ----
ASSETS

CURRENT ASSETS:
    Cash and cash equivalents                                         $    8,092                $    7,849
    Accounts receivable, net of allowance
        of $1,715 and $1,335                                              48,531                    46,675
    Inventories (Note B)                                                  32,765                    40,300
    Prepaid expenses and other current assets                              6,584                     7,358
                                                                      ----------               -----------
    Total Current Assets                                                  95,972                   102,182

PROPERTY AND EQUIPMENT, net                                               18,462                    18,967
INTANGIBLE ASSETS, net (Notes B and L)                                    20,022                    38,415
DEFERRED TAXES                                                            29,616                    26,979
OTHER ASSETS                                                               3,772                     2,938
                                                                     -----------               -----------
                                                                        $167,844                  $189,481
                                                                        ========                  ========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Current portion of long-term debt                                $       932               $       777
    Accounts payable                                                      30,676                    39,369
    Accrued payroll and related costs                                      6,870                     7,026
    Accrued liabilities                                                   11,851                     9,192
    Deferred revenue and customer deposits                                19,781                    18,757
                                                                      ----------                ----------
    Total Current Liabilities                                             70,110                    75,121

LONG-TERM DEBT                                                            29,829                    24,698
LONG-TERM DEFERRED REVENUE                                                 2,805                     2,354
                                                                     -----------               -----------
    Total Liabilities                                                    102,744                   102,173
                                                                       ---------                 ---------

STOCKHOLDERS' EQUITY:
    Common stock:  $.01 par value; 80,000,000 shares
        authorized; 51,658,492 and 45,647,894 issued and
        outstanding                                                          517                       456
    Preferred stock:  $.01 par value; Cumulative Convertible
      Preferred Stock (Series A), 250,000 shares authorized, issued and outstanding; Cumulative Contingently Convertible Preferred Stock (Series
      B), 100,000 shares
      authorized, issued and outstanding                                   7,300                       ---
    Additional paid-in capital                                            79,668                    72,303
    Retained earnings (deficit) (since July 1, 1988)                     (22,385)                   14,549
                                                                      ----------                ----------
    Total Stockholders' Equity                                            65,100                    87,308
                                                                      ----------                ----------
                                                                        $167,844                  $189,481
                                                                        ========                  ========




The accompanying notes are an integral part of these consolidated balance sheets.

EXECUTONE INFORMATION SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY



                                                Common Stock         Preferred Stock          Additional    Retained      Total
(In thousands,  except for                  -----------------      -------------------         Paid-In      Earnings   Stockholders'
  share amounts)                            Shares     Amount      Shares       Amount         Capital      (Deficit)     Equity
                                            ------     ------      ------       ------         -------      ---------     -------

Balance at December 31, 1992               30,873,495     $309     674,865     $6,149         $60,721        $1,857       $69,036

Proceeds from issuances of stock
    from employee stock plans               1,307,805       13                                  1,247                       1,260
Proceeds from common stock
    purchase warrants exercised
    through bond conversion                 1,418,300       14                                    971                         985
Conversion of note payable
    into preferred stock                                           200,000      1,909             365                       2,274
Conversion of preferred stock
    into common stock                       8,748,650       88    (874,865)    (8,058)          7,970                         ---
Repurchase of stock                        (1,142,752)     (12)                                (3,088)                     (3,100)
Amortization of deferred
    compensation                                                                                   89                          89
Net income                                                                                                    5,201         5,201
                                           --------------------------------------------------------------------------------------
Balance at December 31, 1993               41,205,498     $412         ---   $    ---         $68,275        $7,058       $75,745

Proceeds from issuances of stock
    from employee stock plans               5,716,651       57                                 11,303                      11,360
Proceeds from common stock
    purchase warrants exercised
    through bond conversion                 1,507,000       15                                  1,056                       1,071
Repurchase of stock                        (2,781,255)     (28)                                (8,422)                     (8,450)
Amortization of deferred
    compensation                                                                                   91                          91
Net income                                                                                                    7,491         7,491
                                           --------------------------------------------------------------------------------------
Balance at December 31, 1994               45,647,894     $456         ---   $    ---         $72,303       $14,549       $87,308

Proceeds from issuances of stock
    from employee stock plans               1,934,492       19                                  1,613                       1,632
Warrants exercised for common
    stock                                     363,549        4                                     (4)                        ---
Common and preferred stock issued
    to acquire Unistar (Note L)             3,700,000       37     350,000      7,300           5,374                      12,711
Common stock issued for
    investment in DCC (Note G)                353,118        4                                  1,100                       1,104
Repurchase of stock                          (340,561)      (3)                                  (807)                       (810)
Amortization of deferred
    compensation                                                                                   89                          89
Net loss                                                                                                    (36,934)      (36,934)
                                           ----------------------------------------------------------------------------------------
Balance at December 31, 1995               51,658,492     $517     350,000     $7,300         $79,668      $(22,385)      $65,100
                                           ======================================================================================





The accompanying notes are an integral part of these consolidated statements.

EXECUTONE INFORMATION SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - NATURE OF THE BUSINESS AND FORMATION OF THE COMPANY

EXECUTONE Information Systems, Inc. (the "Company") designs, manufactures, sells, installs, supports and services voice processing systems and provides cost-effective long-distance telephone service and videoconferencing services. The Company is also a leading supplier of specialized hospital communications equipment. Products are sold under the EXECUTONE'r', INFOSTAR'r', IDS'tm', LIFESAVER'tm', and INFOSTAR/ILS'tm' brand names through a worldwide network of direct and independent sales and service offices. The Company's products are manufactured primarily in the United States, Hong Kong, China and the Dominican Republic.

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

Inventories. Inventories are stated at the lower of first-in, first-out ("FIFO") cost or market and consist of the following at December 31, 1995 and 1994:


         (Amounts in thousands)                   1995              1994
         ---------------------------              ----              ----
         Raw Materials                         $  4,783          $  3,082
         Finished Goods                           27,982            37,218
                                                --------          --------
                                                 $32,765           $40,300
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

Property and Equipment. Property and equipment at December 31, 1995 and 1994 consist of the following:


         (Amounts in thousands)                  1995              1994
         ----------------------                  ----              ----

         Land and building                     $ 1,364          $   1,961
         Furniture and fixtures                  7,052              7,626
         Leasehold improvements                  2,828              2,620
         Machinery and equipment                38,093             34,269
                                               -------           --------
                                                49,337            46,476
         Accumulated depreciation              (30,875)          (27,509)
                                               -------           --------
         Property and equipment, net           $18,462           $18,967
                                               =======           =======



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

Noncash Investing and Financing Activities. The following noncash investing and financing activities took place during the three years ended December 31, 1995:



         (Amounts in thousands)                                             1995             1994              1993
         ----------------------                                             ----             ----              ----

         Common and Preferred Stock issued to
             acquire Unistar (Note L)                                    $12,711           $  ---         $     ---
         Notes receivable for disposition of direct sales
             offices (Note L)                                              1,911              ---               ---
         Equity investment in DCC (Note G)                                 1,505              ---               ---
         Common shares exchanged to exercise options
             and warrants                                                  1,137              455                 8
         Capital leases for equipment acquisitions                           437              686             1,791
         Note receivable for disposition of VCS
             division (Note L)                                               ---            1,200               ---
         Common stock purchase warrants exercised
             through bond conversion                                         ---            1,071               985
         Utilization of credits under a special
             stock option incentive plan                                     ---              737               696
         Conversion of Preferred Stock into
             Common Stock                                                    ---              ---             8,058
         Conversion of note payable into
             Preferred Stock                                                 ---              ---             2,274


Refer to the consolidated statements of cash flows for information on cash-related operating, investing and financing activities.


NOTE D - DEBT

The Company's debt is summarized below at December 31, 1995 and 1994:


(Amounts in thousands)                                                             1995             1994
- - ---------------------------                                                        ----             ----

Borrowings Under Revolving Credit Facility (a)                                   $15,445           $10,967
Convertible Subordinated Debentures (b)                                           12,098            11,855
Capital Lease Obligations (c)                                                      2,412             2,408
Other                                                                                806               245
                                                                              ----------        ----------
Total Debt                                                                        30,761            25,475
Less:  Current Portion of Long-Term Debt                                             932               777
                                                                              ----------        ----------
Total Long-Term Debt                                                             $29,829           $24,698
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

The following is a schedule of future maturities of long-term debt at December 31, 1995:


                  Years Ending December 31:          (Amounts in thousands)
                  -------------------------          -----------------------
                           1996                             $   932
                           1997                                 842
                           1998                                 640
                           1999                              15,742
                           2000                                 155
                           Thereafter                        12,450
                                                            -------
                                                            $30,761


(d) For the years ended December 31, 1995, 1994 and 1993, the Company made cash payments of approximately $3.6 million, $2.8 million and $4.2 million, respectively, for interest expense on indebtedness.


NOTE E - INCOME TAXES

The components of the provision (benefit) for income taxes applicable to income
(loss) from continuing operations for the three years ended December 31, 1995 are as follows:


         (Amounts in thousands)                                   1995             1994           1993
         ----------------------                                   ----             ----           ----

         Current    - Federal                                  $    150          $   200         $   145
                    - State                                         200              200             190
                                                              ---------         --------        --------
                                                                    350              400             335
                                                              ---------         --------        --------



         (Amounts in thousands)                                   1995             1994           1993
         ----------------------                                   ----             ----           ----


         Deferred   - Federal                                    (1,922)           2,363           1,842
                    - State                                        (715)             544             500
                                                              ---------         --------        --------
                                                                 (2,637)           2,907           2,342
                                                               --------          -------         -------
                                                                $(2,287)          $3,307          $2,677
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

A reconciliation of the statutory federal income tax provision (benefit) to the reported income tax provision (benefit) on income (loss) from continuing operations for the three years ended December 31, 1995 is as follows:



(Amounts in thousands)                                         1995                1994           1993
- - ----------------------                                         ----                ----           ----

Statutory income tax provision (benefit)                     $(13,335)            $3,415          $2,577
State income taxes, net of
    federal income tax benefit                                   (338)               676             526
Impairment of intangible assets                                11,392                ---             ---
Amortization of intangible assets                                 171                457             476
Adjustment of valuation allowance                                 ---             (1,252)           (800)
Research and development credit                                  (148)              (250)           (196)
Other                                                             (29)               261              94
                                                          -----------           --------       ---------
Reported income tax provision (benefit)                      $ (2,287)            $3,307          $2,677
                                                             ========             ======          ======


The components of and changes in the net deferred tax asset are as follows:


                                                                                 Deferred
                                                             December 31,       (Expense)     December 31,
(Amounts in thousands)                                          1994             Benefit          1995
- - ----------------------                                       ------------       ----------    ------------

Net operating loss and tax credit carryforwards               $29,175            $(1,631)        $27,544
Inventory reserves                                              5,405              2,800           8,205
Accrued liabilities and restructuring costs                     1,446               (864)            582
Debenture revaluation                                          (1,715)                90          (1,625)
Other                                                          (2,540)             2,194            (346)
                                                            ---------            -------       ---------
                                                               31,771              2,589          34,360
Valuation allowance                                            (4,792)                48          (4,744)
                                                             --------          ---------       ---------
Deferred tax asset                                            $26,979             $2,637         $29,616
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



 (Amounts in millions)      2002     2003      2004      2005      2006
 ---------------------      ----     ----      ----      ----      -----
                            $0.5    $20.8     $26.0     $9.7       $12.3


A reconciliation of the Company's income (loss) before taxes for financial reporting purposes to taxable income for the three years ended December 31, 1995 is as follows:


(Amounts in thousands)                                                 1995               1994               1993
- - ----------------------                                                 ----               ----               ----

Income (loss) before taxes from continuing operations                   $(39,221)         $10,041            $7,580
Discontinued operations                                                      ---            1,262               456
                                                                   -------------        ---------          --------
Income (loss) before taxes for financial
     reporting purposes                                                  (39,221)          11,303             8,036
Differences between income (loss) before taxes for
  financial reporting purposes and taxable income:
  Permanent differences                                                   28,587            1,070             1,570
                                                                       ---------        ---------           -------
  Book taxable income (loss)                                             (10,634)          12,373             9,606
  Net changes in temporary differences                                    11,113           (5,016)           (7,830)
                                                                       ---------        ---------           -------
Taxable income                                                        $      479         $  7,357            $1,776
                                                                      ==========         ========            ======


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

The following represents the future minimum rental payments due under noncancellable operating leases that have initial or remaining lease terms in excess of one year as of December 31, 1995:



         Years Ending December 31,          (Amounts in thousands)
         -------------------------          ----------------------
                  1996                             $  8,761
                  1997                                7,724
                  1998                                7,025
                  1999                                5,435
                  2000                                3,941
                  Thereafter                          3,374
                                                  ---------
                                                    $36,260
                                                  =========

Litigation. The Company has various lawsuits, claims and contingent liabilities arising from the conduct of business; however, in the opinion of management, they are not expected to have a material adverse effect on the results of operations, cash flow or financial position of the Company.

NOTE G - RELATED PARTY TRANSACTIONS

During 1995, the Company acquired 43% of the common stock and certain other assets of Dialogic Communications Corporation ("DCC"), a vendor which supplies the Company with certain call center products, in exchange for 353,118 shares of the Company's common stock and $100,000 cash. This investment is included in Other Assets and the related equity income is included in Other Income, Net.


NOTE H - STOCK OPTIONS AND WARRANTS

Information relative to the Company's stock option plans at December 31, 1995 is as follows:


                                                                         Shares                 Per Share Range
                                                                         ------                 ---------------
Total shares originally authorized                                    11,290,000
Options exercised/expired since inception of plans                    (7,074,104)
                                                                      ----------

Remaining shares reserved for issuance                                 4,215,896
Options outstanding                                                    2,083,560                  $0.69-3.25
                                                                      ----------
Shares available for granting of future options                        2,132,336
                                                                      ==========

Options exercisable                                                    1,124,469                  $0.69-3.19
Options exercised -
    Year ended December 31, 1995                                       1,970,760                  $0.63-1.91
    Year ended December 31, 1994                                       1,979,340                  $0.63-2.88
    Year ended December 31, 1993                                       1,144,395                  $0.63-1.25



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

As of December 31, 1995, the Company has warrants outstanding which permit the holder to purchase a total of 56,250 shares of Common Stock at prices ranging from $1.06 to $1.25 per share, expiring through September 1997. Warrants were exercised during the year ended December 31, 1994 for 860,919 shares of Common Stock at prices ranging from $0.01 to $1.00 per share. Warrants were exercised during the year ended December 31, 1993 for 9,700 shares of Common Stock at $1.00 per share. At December 31, 1995, 39,584 warrants were exercisable.

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

Post-retirement benefit expense for the three years ended December 31, 1995 consists of the following:

(Amounts in thousands)                                                   1995              1994             1993
- - ---------------------------                                              ----              ----             ----

Interest on accumulated benefit obligation                            $219              $217             $190
Amortization of transition obligation                                  116               116              116
Amortization of unrecognized actuarial loss                             20                23              ---
                                                                    ------            ------          -------
                                                                      $355              $356             $306
                                                                      ====              ====             ====


The status of the plan at December 31, 1995 and 1994 is as follows:



(Amounts in thousands)                                                                   1995              1994
- - ----------------------                                                                   ----              ----
Accumulated post-retirement benefit obligation ("APBO"):
     Retirees                                                                         $2,779           $2,707
     Active Employees                                                                    330              321
                                                                                    --------         --------
                                                                                       3,109            3,028
Unamortized transition obligation                                                     (1,977)          (2,093)
Unrecognized net loss                                                                   (486)            (559)
                                                                                     -------          -------
Accrued liability                                                                     $  646           $  376
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

NOTE K - OTHER INCOME, NET

Other Income, Net consists of the following for the three years ended December 31, 1995:


(Amounts in thousands)                                            1995                    1994                1993
- - ----------------------                                            ----                    ----                ----

Interest income                                                $   (285)                $(287)                $(252)
Equity in earnings of DCC (Note G)                                 (401)                  ---                   ---
Gains on sales of direct sales offices                           (1,213)                  ---                   ---
Other, net                                                         (230)                 (348)                  162
                                                              ---------                ------                ------
                                                                $(2,129)                $(635)               $  (90)
                                                                =======                 =====                ======


NOTE L - ACQUISITIONS/DISPOSITIONS

During the fourth quarter of 1995, the Company sold its customer bases in Wisconsin and Iowa and the net assets of the related direct sales offices for a total of $2.1 million, consisting of $125,000 cash, a $1.8 million note, the proceeds of which were received in February 1996, and a $150,000 note due in installments by November 2001. These sales generated a gain of approximately $1.2 million, which is included in Other Income, Net for the year ended December 31, 1995.

On December 19, 1995, the Company acquired 100% of the common stock of Unistar Gaming Corporation ("Unistar") for 3.7 million shares of the Company's common stock and 350,000 shares of newly issued preferred stock. Unistar, privately-held prior to the acquisition, has an exclusive five-year contract to design, develop, finance, and manage the National Indian Lottery ("NIL"). The NIL will be a national telephone lottery authorized by federal law and a compact between the State of Idaho and the Coeur d'Alene Indian Tribe of Idaho ("CDA"). In return for providing these management services to the NIL, Unistar will be paid a fee equal to 30% of the profits of the NIL. Unistar did not have any assets or operations other than the NIL contract prior to its acquisition by the Company.

The purchase price was approximately $12.7 million and was based upon the determination by an investment banking firm of the value assigned to the common and preferred stock. The common stock valuation was based upon the value of the shares issued at the closing date, discounted for restrictions on the sale of the shares, which range from six to twenty-six months. The preferred stock was valued based upon the number of common shares which it was estimated that the preferred shares may be converted into at some future date. The excess of the purchase price over the value of the net liabilities assumed has been allocated to the management agreement with the CDA and will be amortized over the five-year term of the contract commencing with the first significant lottery revenues.

The preferred stock consists of 250,000 shares of Cumulative Convertible Preferred Stock, Series A ("Series A Preferred Stock") and 100,000 shares of Cumulative Contingently Convertible Preferred Stock, Series B ("Series B Preferred Stock"). The Series A Preferred Stock has voting rights equal to one share of common stock and will earn dividends equal to 18.5% of the consolidated retained earnings of Unistar as of the end of a fiscal period, less any dividends paid to the holders of the Series A Preferred Stock prior to such date. The Series B Preferred Stock has voting rights equal to one share of common stock and will earn dividends equal to 31.5% of the consolidated retained earnings of Unistar as of the end of a fiscal period, less any dividends paid to the holders of the Series B Preferred Stock prior to such date. All dividends on Preferred Stock are payable (i) when and as declared by the Board of Directors,
(ii) upon conversion or redemption of the Series A and Series B Preferred Stock or (iii) upon liquidation. The Series A and Series B Preferred Stock is redeemable for a total of 13.3 million shares of common stock (Series A Preferred Stock for 4.925 million shares and Series B Preferred Stock for 8.375 million shares) at the Company's option. In the event that Unistar meets certain revenue and profit parameters, the Series A Preferred Stock is convertible for up to 4.925 million shares of common stock and the Series B Preferred Stock is contingently convertible for up to 8.375 million shares of common stock (a total of an additional 13.3 million shares of common stock). Shareholder approval is required before any of the Series B Preferred Stock can be converted or redeemed. Liquidation preferences for all Series A and Series B preferred shares total $7.3 million as of December 31, 1995. Liquidation preference is based upon fair market value of the Series A and Series B preferred shares as determined by the investment banking firm engaged by the Company, plus any dividends in arrears. As of December 31, 1995, no dividends have accrued to the preferred stockholders. The preferred stock had no impact on earnings per share in 1995.

In an attempt to block the NIL, certain states filed letters under 18 U.S.C.
Section 1084 to prevent the long-distance carriers from providing telephone service to the NIL. The CDA initiated legal action to compel the long-distance carriers to provide telephone service to the NIL. The CDA's position is that the lottery is authorized by the Indian Gaming Regulatory Act ("IGRA") passed by Congress in 1988, that IGRA preempts state and federal statutes, and that the states lack authority to issue the Section 1084 notification letters to any carrier. On February 28, 1996, the NIL was ruled lawful by the CDA Tribal Court. The CDA Tribal Court found that all requirements of IGRA have been satisfied and the Section 1084 letters issued by certain state attorneys general in an effort to interfere with the lawful operation of the NIL are invalid. In addition, the Court found that the long-distance carriers cannot refuse to provide the service requested in the action based upon 18 U.S.C. Section 1084. Any appeal of this ruling must be filed by May 31, 1996. The Company expects this ruling will be appealed but believes the CDA's position will be upheld. In recording the purchase, the Company has accrued $1 million to cover the legal costs which it anticipates are probable of being incurred to resolve these issues. Depending on the outcome of the litigation, it is possible that additional costs may be incurred.

Other than legal costs related to an appeal of the CDA Tribal Court ruling or other actions by the states, if any, the Company estimates that the additional costs to become operational may amount to between $5-10 million. Operational capital includes capital expenditures for computers and software to build the telecommunications system, funds to complete the building on the CDA reservation which will be the operations center for the lottery, and various start-up expenses including personnel-related costs and advertising expenses. The Company is also required to make a guaranteed payment of $300,000 per year to the CDA. The estimate of operating capital does not include a $4 million jackpot reserve which could be required dependent upon certain conditions. If the Company ultimately must fund a jackpot reserve, it will be repaid to Unistar solely from NIL net revenues in equal installments over the term of the contract. The Company expects it will be able to obtain additional financing for these costs, if necessary.

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

As of March 31, 1994, the Company sold its Vodavi Communications Systems Division ("VCS"), which sold telephone equipment to supply houses and dealers, a different class of customer from continuing operations, under the brand names STARPLUS'r' and INFINITE'tm', for approximately $10.9 million. Proceeds of the sale consisted of approximately $9.7 million in cash, received in April 1994, and a $1.2 million note, the proceeds of which were received in September 1995. The proceeds were used to reduce borrowings under the Company's credit facility. The sale resulted in an after-tax gain of $604,000 (net of income tax provision of $403,000). Consolidated financial statements for the years ended December 31, 1994 and 1993 present VCS as a discontinued operation. Net revenues of the discontinued operation for the years ended December 31, 1994 (through the date of sale) and 1993 were $8.6 million and $31.6 million, respectively.


NOTE M - SELECTED QUARTERLY FINANCIAL DATA

The following is a summary of unaudited selected quarterly financial data for the years ended December 31, 1995 and 1994:

                                                                                       Three Months Ended

                                                                March 31,       June  30,       September 30,       December 31,
(In thousands, except for per share amounts)                       1995           1995              1995                1995
                                                                -------         ---------       ------------        ------------

Revenues                                                        $70,808          $78,417           $74,164               $73,004
Gross Profit                                                     28,349           32,021            30,504                31,983
Income (Loss) Before Income Taxes                                   200         (44,225)             2,205                 2,599
Net Income (Loss)                                                   120         (39,936)             1,323                 1,559
Earnings (Loss) Per Share                                           ---           (0.86)              0.03                  0.04



                                                                                       Three Months Ended

                                                                 March 31,        June 30,       September 30,         December 31,
(In thousands, except for per share amounts)                        1994            1994             1994                 1994
                                                                ----------       ---------       -------------         -----------

Revenues                                                        $65,307          $76,612           $76,547              $73,503
Gross Profit                                                     26,267           32,138            32,105               31,962
Income Before Income Taxes
  from Continuing Operations                                        143            4,024             3,312                2,562
Income from Continuing Operations                                    86            2,414             1,986                2,248
Discontinued Operations                                             757              ---               ---                  ---
Net Income                                                          843            2,414             1,986                2,248
Earnings Per Share:
  Continuing Operations                                             ---             0.05              0.04                 0.05
  Discontinued Operations                                          0.02              ---               ---                  ---



The three months ended June 30, 1995 includes a provision for restructuring of $44,042 (see Note L) and acquisition expenses of $1.0 million (see Note L). The three months ended March 31, 1994 includes income of $757 from the discontinuance and sale of the VCS division (see Note L).


NOTE N - SUBSEQUENT EVENTS

On April 9, 1996, the Company entered into an agreement to sell substantially all of the Direct Sales and Services Group, including its long-distance reseller business and National Service Center, for $67.4 million to an acquisition company led by Bain Capital, Inc. The purchase price will consist of $61.5 million in cash, a $5.9 million note and warrants to purchase 8% of the common stock of the new company, issued as of the closing, for $1.1 million, exercisable for three years. The sale is expected to close on May 31, 1996, subject to the buyer's financing and other conditions. The agreement also provides that the Company and the buyer will enter into a five-year exclusive distribution agreement under which the buyer will sell and service the Company's telephony equipment to those businesses and commercial locations that require up to 400 telephones.

The sale does not include the Pittsburgh direct sales and service office, which the Company has separately agreed to sell to one of its existing independent distributors for approximately $1.3 million in cash and notes. The Company will retain its Healthcare Communications and Call Center Management businesses, along with its National Accounts and Federal Systems marketing groups and the recently acquired Unistar business. In addition, the Company will continue to make telephony product sales to its independent distributors, of which the newly-formed Bain company will be the largest distributor.

In 1995, the Direct Sales and Services Group, including the long-distance reseller business, had revenues of $191 million. On a pro forma basis, after giving effect to the transaction, the Company's 1995 revenues would be approximately $157 million. This includes $42 million in sales to the Direct Sales and Services Group which were eliminated in the 1995 Statement of Operations.

On April 10, 1996, the Company announced that it had given notice of its termination of its distribution agreement with GPT Video Systems due to failures by GPT to deliver properly-functioning videoconferencing products on a timely basis. The Company is negotiating an agreement with a third party to sell its videoconferencing business. Terms of the contract have yet to be finalized.


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


         Fiscal Period                       High               Low
         -------------                       -----              ----

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


         Fiscal Period                                High              Low
         -------------                                ----              ---
         1995
         First Quarter                                $824              $808
         Second Quarter                                824               788
         Third Quarter                                 815               805
         Fourth Quarter                                850               815

         1994
         First Quarter                                $900              $863
         Second Quarter                                854               786


         Third Quarter                                 810               779
         Fourth Quarter                                815               775



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
                                            Senior Vice President
Thurston R. Moore                           Cambridge Strategic Management Group
Partner
Hunton & Williams

Richard S. Rosenbloom 1, 2
David Sarnoff Professor of Business Administration
Harvard Business School

1  Compensation committee member
2  Audit committee member



OFFICERS



Alan Kessman                                Anthony R. Guarascio                                 David E. Lee
President and Chief Executive Officer       Vice President, Finance and                          Vice President, Business
                                            Chief Financial Officer                              Development
Stanley M. Blau
Vice Chairman                               Israel J. Hersh                                      John T. O'Kane
                                            Vice President, Software Engineering                 Vice President, MIS
Michael W. Yacenda
Executive Vice President                    Elizabeth Hinds                                      Frank J. Rotatori
                                            Vice President, Human Resources                      Vice President, Healthcare Sales
Barbara C. Anderson
Vice President, General Counsel and         Robert W. Hopwood                                    Shlomo Shur
Secretary                                   Vice President, Customer Care                        Senior Vice President,
                                                                                                 Advanced Technology
James E. Cooke III                          Andrew Kontomerkos
Vice President, National Accounts           Senior Vice President, Hardware
                                            Engineering and Production
