Form 10-K405/A, Exhibit 13
period 1995-12-31
EXECUTONE INFORMATION SYSTEMS INC
filed 1997-02-18
CIK 725282

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


The sale does not include the Pittsburgh direct sales and service office, which the Company has agreed to sell to one of its existing independent distributors for approximately $1.3 million in cash and notes. The sale of the direct Sales and Service Group (including the separate sale of the Pittsburgh office) relates primarily to the retail distribution channel of the Computer Telephony division and includes the entire network services division. After the sale, the Computer Telephony division will consist of telephony products sales to independent distributors, of which the newly-formed Bain company will be the largest distributor, along with the National Accounts and Federal Systems marketing groups. The Company will retain its Healthcare Communications and Call Center Management businesses and the recently acquired Unistar business.


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

A reconciliation of the statutory federal income tax provision (benefit) to the reported income tax provision (benefit) on income (loss) from continuing operations for the three years ended December 31, 1995 is as follows:



(Amounts in thousands)                                         1995                1994           1993
----------------------                                         ----                ----           ----

Statutory income tax provision (benefit)                     $(13,335)            $3,415          $2,577
State income taxes, net of
    federal income tax benefit                                   (338)               676             526
Impairment of intangible assets                                11,392                ---             ---
Amortization of intangible assets                                 171                457             476
Adjustment of valuation allowance                                 ---             (1,252)           (800)
Research and development credit                                  (148)              (250)           (196)
Other                                                             (29)               261              94
                                                          -----------           --------       ---------
Reported income tax provision (benefit)                      $ (2,287)            $3,307          $2,677
                                                             ========             ======          ======


The components of and changes in the net deferred tax asset are as follows:


                                                                                 Deferred
                                                             December 31,       (Expense)     December 31,
(Amounts in thousands)                                          1994             Benefit          1995
----------------------                                       ------------       ----------    ------------

Net operating loss and tax credit carryforwards               $29,175            $(1,631)        $27,544
Inventory reserves                                              5,405              2,800           8,205
Accrued liabilities and restructuring costs                     1,446               (864)            582
Debenture revaluation                                          (1,715)                90          (1,625)
Other                                                          (2,540)             2,194            (346)
                                                            ---------            -------       ---------
                                                               31,771              2,589          34,360
Valuation allowance                                            (4,792)                48          (4,744)
                                                             --------          ---------       ---------
Deferred tax asset                                            $26,979             $2,637         $29,616
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


A reconciliation of the Company's income (loss) before taxes for financial reporting purposes to taxable income for the three years ended December 31, 1995 is as follows:


(Amounts in thousands)                                                 1995               1994               1993
----------------------                                                 ----               ----               ----

Income (loss) before taxes from continuing operations                   $(39,221)         $10,041            $7,580
Discontinued operations                                                      ---            1,262               456
                                                                   -------------        ---------          --------
Income (loss) before taxes for financial
     reporting purposes                                                  (39,221)          11,303             8,036
Differences between income (loss) before taxes for
  financial reporting purposes and taxable income:
  Permanent differences                                                   28,587            1,070             1,570
                                                                       ---------        ---------           -------
  Book taxable income (loss)                                             (10,634)          12,373             9,606
  Net changes in temporary differences                                    11,113           (5,016)           (7,830)
                                                                       ---------        ---------           -------
Taxable income                                                        $      479         $  7,357            $1,776
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

Post-retirement benefit expense for the three years ended December 31, 1995 consists of the following:

(Amounts in thousands)                                                   1995              1994             1993
---------------------------                                              ----              ----             ----

Interest on accumulated benefit obligation                            $219              $217             $190
Amortization of transition obligation                                  116               116              116
Amortization of unrecognized actuarial loss                             20                23              ---
                                                                    ------            ------          -------
                                                                      $355              $356             $306
                                                                      ====              ====             ====


The status of the plan at December 31, 1995 and 1994 is as follows:



(Amounts in thousands)                                                                   1995              1994
----------------------                                                                   ----              ----
Accumulated post-retirement benefit obligation ("APBO"):
     Retirees                                                                         $2,779           $2,707
     Active Employees                                                                    330              321
                                                                                    --------         --------
                                                                                       3,109            3,028
Unamortized transition obligation                                                     (1,977)          (2,093)
Unrecognized net loss                                                                   (486)            (559)
                                                                                     -------          -------
Accrued liability                                                                     $  646           $  376
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

The sale does not include the Pittsburgh direct sales and service office, which the Company has agreed to sell to one of its existing independent distributors for approximately $1.3 million in cash and notes. The sale of the direct Sales and Service Group (including the separate sale of the Pittsburgh office) relates primarily to the retail distribution channel of the Computer Telephony division and includes the entire network services division. After the sale, the Computer Telephony division will consist of telephony products sales to independent distributors, of which the newly-formed Bain company will be the largest distributor, along with the National Accounts and Federal Systems marketing groups. The Company will retain its Healthcare Communications and Call Center Management businesses and the recently acquired Unistar business.


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
