Form 10-K, Exhibit 13
period 1996-12-31
EXECUTONE INFORMATION SYSTEMS INC
filed 1997-03-31
CIK 725282

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


INTRODUCTION

The Company develops, markets and supports voice and data communications systems. Products and services include telephone systems, voice mail systems, inbound and outbound call center systems and specialized healthcare communications systems. The
Company, through its Unistar Entertainment subsidiary, also has the exclusive right to design, develop and manage the National Indian Lottery (NIL). Products are sold under the EXECUTONE, INFOSTAR, IDS, LIFESAVER, INFOSTAR/ILS and UNISTAR brand names through a worldwide network of direct sales and service employees and independent distributors.

Revenues are derived from product sales to distributors, direct sales of healthcare and call center products, and direct sales to national accounts and federal government customers, as well as installations, additions, changes, upgrades or relocation of previously installed systems, maintenance contracts, and service charges to the existing base of healthcare, call center, national account and federal government customers.


1996 COMPARED TO 1995

Results of Operations

1996 was a year of change for the Company. On May 31, 1996, the Company sold substantially all of its direct sales and services organization, including its long-distance reseller business (the DSOs), for consideration valued at $69.6 million to Clarity
Telecom Holdings, Inc. d/b/a Executone Business
Solutions (Clarity). With the sale of the DSOs and the sale of the Videoconferencing division, the year as a whole is not comparable to 1995 other than on overall measures of profitability such as operating or net income. In addition, with the timing of the sale, the first half of 1996 is not comparable to the second half of 1996 either on a financial or operational basis. For the first six months of 1996, the primary mission of the Company was to complete the sale of the direct sales and service organization while transitioning the Company. For the first six months of the year, the management resources of the Company were directed toward the completion of the sale transaction, adversely affecting operating results.
For the second six months of 1996, the Company operated on a post-sale standalone basis and has made significant progress. The Company was able to achieve its forecasted revenue and profit and has effectively managed the transitional issues inherent in a transaction of this magnitude. The following table illustrates the financial highlights of 1996, comparing the six-month period ended June 30, 1996 to the six-month period ended December 31, 1996:

                             Six-Month	     Six-Month      Gain on    Full
	                         Period Ended   Period Ended      Sale of    Year
	                             6/30/96*	     12/31/96*	    Business    1996
Revenues	                    $118,948	     $93,074        $  ---	   $212,022
Gross Profit	                  45,488       34,024           ---	     79,512
Operating Income (Loss)	     (10,736)        7,295        	  ---	    (3,441)
Net Income (Loss)	            (7,071)        4,442          26,436	    23,807
Earnings (Loss) Per Share    $ (0.14)      $  0.09        $  0.50	   $  0.45

	* Excluding gain on sale of businesses

If the Company's operating performance for the last six months of 1996 were annualized, operating income would have been $14.6 million, compared to $7.6 million in 1995 (excluding the provision for restructuring). Net income for 1996 (excluding the gain on the sale of businesses) would have been $8.9 million (or $0.17 per common share) versus $2.9
million (or $0.06 per common share) for 1995
(excluding the provision for restructuring).

The Company believes that the sale of the DSOs to new ownership, with its increased resources and dedicated focus on sales and service, will grow and increase the market share of the sales and service business, resulting in increased Company equipment sales to the former direct sales offices. The sale of the DSOs related primarily to the retail distribution channel of the Computer Telephony division and also included the entire Network Services division. After the sale, the Computer Telephony division consists of telephony product sales to independent distributors, of which Clarity is the largest distributor, along with the National Accounts and Federal Systems marketing channels. The Company retains its Healthcare
Communications and Call Center Management (CCM) businesses. The Company also retains its Unistar business.

The Company recorded a pretax gain of $48.9 million net of transaction, severance and other related costs of which $47.5 million was recorded during the three-month period ended June 30, 1996. An additional $1.4 million pretax gain was recorded during the three-month period ended December 31, 1996 reflecting purchase price adjustments. The proceeds were used to repay the Company's bank borrowings and the excess was invested in short-term cash investments.

Management believes this sale will be good for both companies. Clarity will be able to focus on sales and service and the expansion of market share. The
Company should then benefit from that expansion through increased product sales. Telephony product sales through existing independent distributors and through Clarity will continue to represent a substantial portion of the Company's revenues. The sale will also allow the Company to dedicate more of its resources to telephony product development, particularly relating to the IDS platform, the development and marketing of the Healthcare and CCM product lines and the Unistar business.

In June 1996, the Company sold its Videoconferencing division to BT Visual Images LLC for a $0.2 million note, royalties on videoconferencing revenue through June 1998 and contingent consideration related to the sale of inventory transferred to the buyer as part of the sale. The Company recorded a reserve for loss of $3.9 million on the transaction during the three-month period ended March 31, 1996. The Company has filed a legal action against GPT Video Systems, with whom the Company terminated its distribution agreement for failure to deliver properly functioning videoconferencing products on a timely basis.

In April 1996, the Company also sold its Inmate
Calling business for $0.5 million in cash and notes and recorded a pretax loss of $1.0 million.

Recognizing the lack of complete comparative financial data, the Company provided forward-looking information covering the last six months of 1996 in its filing on Form 10-Q for the three-month period ended June 30, 1996. A comparison of the six-month period ended
December 31, 1996 to the forward-looking information previously provided is as follows:


                                                    Six-Months
	                           Forward-Looking       Ended 12/31/96
	Revenues	                    $92-$96 million         $93,074
	Gross Profit %	                 35%-36%               36.6%
	Product Development
	   (as a % of sales)     	       7%-8%                 6.9%
	Selling, General & Admin.
	   (as a % of sales)	           19%-20%               21.8%
	Operating Income
	   (as a % of sales)	            8%-10%                7.8%

The Company's operating results were as forecast since the sale of the DSOs. Operating results exceeded expectations in Computer Telephony and met expectations in Healthcare, which more than offset unfavorable variances in CCM.

Computer Telephony

Computer Telephony develops and distributes telephony products that are easy to install, easy to maintain, easy to use and create value for its customers.
Computer Telephony offers a complete portfolio of applications built upon the IDS (Integrated Digital
System) family of digital telephone systems. Products range from PBX's for small to medium-sized businesses to standards-compliant computer telephony applications, standalone and LAN-based applications, including voice mail, unified messaging, automatic call distribution (ACD) and wireless communications.
This business targets the under 400-extension market with specific focus on locations having 20-250 extensions. Customers range from small companies with fewer than ten employees to large national accounts and government agencies.

Computer Telephony, including independent distribution, National Accounts and Federal Systems, remains the Company's largest business. Revenues for 1996, excluding revenues derived from the business sold, were $122 million, of which $72 million was generated during the last six months of 1996. Sales to Clarity totaled $32 million during the seven-month, post-sale period.


Healthcare Communications

Healthcare provides a full array of solutions that enable healthcare facilities to realize a substantial savings in operating costs without compromising the quality of patient care. Integrated on the Healthcare
Communications Platform, healthcare products are designed to improve patient care quality, prevent technological obsolescence and increase staff productivity. Products range from traditional nurse call systems, intercoms and room status indicators to leading-edge patient reporting systems, locating systems and wireless technologies. All of these products can be seamlessly integrated to enhance a facility's communications and information networking.
Healthcare specifically targets hospitals, surgicenters, nursing homes and assisted living centers.

Revenues for 1996 were $30 million, of which $17 million was generated during the last six months of 1996. Selling, general and administrative costs were higher than anticipated as the transition of post-sale administrative functions such as billing and inventory control was more costly than planned.

The Company recently introduced its new Healthcare
Communications Platform. The HCP is a single platform for several healthcare products that is based on the IDS telephone switch. It is an integrated package of products communicating with each other via common equipment. It can integrate various applications and technologies including nurse call, locator, telephony and voice mail. This integrated system competes at a substantially lower cost per bed, allowing the business to increase margins and providing for potential future add-on products.


Call Center Management

CCM develops and sells sophisticated telephony products that integrate a computerized digital telephone system platform with high-volume inbound, outbound and internal call processing systems. These systems are installed in locations where call handling and processing is mission-critical to the operation.
Such systems include automatic call distribution systems, predictive dialers and scripting software to assist agents handling calls.

CCM had disappointing results for the year and for the period following the sale of the DSOs. Revenues for 1996 were $7.6 million, of which $4.1 million was generated during the last six months of the year. The market for call center products continues to grow and pricing margins remain high. However, the Company was unable to develop a sales organization that could consistently maintain revenue quotas. The Company believes it has products that are equal to or superior to its competitors' products and will provide excellent margins. The Company's challenge is to grow sales in 1997 consistent with market opportunities.
Changes have been made toward improving the sales organization in 1997 which include a focus to concentrate on inbound and outbound applications that have higher margins, with a de-emphasis on interactive voice response systems.

Unistar

On December 19, 1995, the Company acquired 100% of the common stock of Unistar Gaming Corporation (Unistar
Gaming) for 3.7 million shares of the Company's common stock and 350,000 shares of newly issued preferred stock. Unistar Gaming, privately-held prior to the acquisition, has an exclusive five-year contract to design, develop, finance and manage the NIL through its wholly-owned subsidiary, Unistar Entertainment,
Inc. (Unistar).  See Note L of the Notes to
Consolidated Financial Statements for the terms of the agreement.

Management believes the Unistar business is a natural extension of its telephony and call center businesses.
The initial goal of this investment was to establish a telephone lottery that could be played by any individual of majority age, residing in one of the 36 states or the District of Columbia that currently operates a state-run lottery. In the telephone-based lottery of the NIL, calls via an 800 number will be processed with interactive voice response equipment or live agents located on the Coeur d'Alene Indian Tribe of Idaho (CDA) Reservation using ACD software to process nationwide lottery sales. The Company has made a significant investment in Unistar, which initially created 8% dilution to the Company's shareholders. In 1996, the Company invested $2.1 million as part of the cost to develop the software system, building and other costs related to the project. These costs have been recorded as assets on the balance sheet. The total Unistar investment cost on the balance sheet is $17.9 million, including $15.8 million in goodwill and $2.1 million in other assets.
In the opinion of the Company's management, this investment is justified based upon the potential returns.

In an attempt to block the NIL, certain states filed letters under 18 U.S.C. Section 1084 to prevent the long-distance carriers from providing telephone service to the NIL. The CDA initiated legal action to compel the long-distance carriers to provide telephone service to the NIL. The CDA's position is that the lottery is authorized by the Indian Gaming Regulatory
Act (IGRA) passed by Congress in 1988, that IGRA preempts state and federal statutes, and that the states lack authority to issue the Section 1084 notification letters to any carrier. On February 28, 1996, the NIL was ruled lawful by the CDA Tribal
Court. The CDA Tribal Court found that all requirements of IGRA have been satisfied and that the
Section 1084 letters issued by certain state attorneys general in an effort to interfere with the lawful operation of the NIL are invalid. In addition, the Court found that the long-distance carriers cannot refuse to provide the service requested in the action based upon 18 U.S.C. Section 1084. The ruling is being appealed and a hearing has been scheduled for March 24, 1997 in Tribal Appellate Court. The Company remains hopeful that a positive decision in Tribal
Appellate Court will accelerate a federal court decision on the telephone-based lottery allowing the telephone lottery to be operational by early 1998.

In February 1997, Unistar signed revised agreements with CasinoWorld Holdings, Ltd. relating to software development, system architecture and proprietary technology and a revised agreement providing for an equity investment in Virtual Gaming Technologies
(formerly Internet Gaming Technologies). See Note L for the terms of these agreements. The development of these systems is a critical step in the process of developing the telephone lottery, enabling the telephone lottery to begin as soon as the legal issues are resolved. The NIL is scheduled to have a beta site operating for a limited number of users playing on the Internet by the end of March 1997. The Company plans to expand the beta users during the second and third quarters of 1997 and, depending on the results of the beta tests, move toward a targeted national launch during the fourth quarter of 1997. To accomplish this, the Company expects to spend approximately $7.4 million in 1997, prior to the national launch. The Company will be capitalizing costs relating to the development of the systems required to operate the lottery. In addition, it will defer certain costs associated with the lottery that will be reimbursable from the lottery proceeds pursuant to the Management Agreement with CDA.

There are market and legal risks associated with the development of the NIL. The Company believes there is a national market for the NIL based upon research into the experience of other national lotteries and the growth of the overall lottery market. However, there is no assurance that there will be acceptance of a telephone lottery. Based upon opinions from outside legal counsel, the Company also believes that the legal decision rendered by the CDA Tribal Court will ultimately be upheld on appeal. However, there is no assurance of such a legal outcome. In the event that a telephone lottery does not attain the level of market acceptance anticipated by the Company or if the CDA Tribal Court decision is not upheld on appeal, the Company would have to reevaluate the viability of the Unistar subsidiary to determine if the Company's investment has been impaired.

Other Matters

Interest expense decreased to $2.7 million in 1996 from $3.9 million in 1995 due to the use of a portion of the cash proceeds resulting from the sale of the DSOs to repay the entire outstanding balance on the Company's revolving credit facility.

The Company accounts for income taxes in accordance with FAS No. 109, "Accounting for Income Taxes". For the year ended December 31, 1996, the Company recorded a tax provision of $15.6 million. The tax provision for the year decreased the deferred tax asset reflecting a reduction in tax benefits to be utilized in the future. As of December 31, 1996, the deferred tax asset of $18.4 million represents the expected benefits to be received from the utilization of tax benefit carryforwards. The Company believes that the deferred tax asset will more likely than not be recognized in the carryforward periods. The Company has accrued approximately $3.0 million in 1996 taxes, relating primarily to the gain on the sale of the DSOs, which is expected to be paid during 1997.

During 1996, the Company adopted FAS No. 123,
"Accounting for Stock-Based Compensation". In compliance with the provisions of the new statement, the Company has elected to continue to apply APB
Opinion 25 in accounting for its stock compensation plans and, accordingly, has not recognized compensation expense for its plans. If compensation cost had been determined in accordance with FAS No.
123, net income would have been reduced by $0.1 million and $0.3 million for 1996 and 1995, respectively. Earnings per share would have been unchanged for both years (see Note H).

On February 20, 1997, the Company announced that its
Board of Directors has approved and will be recommending to its shareholders a reverse 1-for-3 stock split. This action will be voted on at the Company's annual meeting of shareholders. Subject to shareholder approval of the reverse stock split, the Board of Directors also approved a $10 million, two-year stock repurchase program. The full or partial execution of this program is dependent on the price of the Company's common stock and prevailing market conditions over that two-year period.


1995 COMPARED TO 1994

Results of Operations

Total revenues for the year ended December 31, 1995 were $296.4 million, a $4.4 million increase over the comparable 1994 period. Revenues increased 2% compared to 1994, primarily due to increases in system upgrades and expansions, increased revenue from maintenance contracts, increases in new installations of healthcare products and in shipments to the independent sales and service offices, partially offset by lower volume generated by the network services division and decreases in new telephony installations.

Cost of revenues consists of direct manufacturing
costs, indirect installation and service costs and
other costs such as warehousing, software
manufacturing and quality inspection.  Direct
manufacturing costs are the primary component of cost
of revenues and are accounted for as direct costs
related to specific revenues.  Those costs other than
direct manufacturing costs are treated as fixed cost
overhead and are not allocated specifically to
revenues.  Therefore, changes in gross profit can be
measured based upon the pricing margin (revenue less
direct manufacturing costs) on a product line basis
and by the overall level of fixed cost overhead
relative to total revenue.   Gross profit, as a
percentage of revenues, decreased slightly from 41.9% during 1994 to 41.5% during 1995 due to a combination of factors including product mix, higher introductory manufacturing costs for the healthcare products and a lower absorption of fixed cost overhead.

Operating income, excluding the provision for restructuring, decreased $4.9 million compared to 1994 and, as a percentage of revenues, was 2.6% compared to 4.3% in 1994. The decrease in operating income is primarily due to increased operating expenses during 1995. Product development and engineering increased
$2.5 million during 1995 as the Company continued to accelerate its investment in engineering for new product development and application-specific software products. Selling, general and administrative expenses increased $2.8 million during the year, primarily representing the full year cost impact of the divisional supporting management and sales structure.

Interest expense increased during 1995 due to higher average borrowing levels on the revolving credit facility and increases in the Company's prime borrowing rate during 1995. Other income, net increased primarily as a result of the 1995 gains on the sales of the customer bases in Wisconsin and Iowa and the related direct sales offices, totaling $1.2 million.

During the first quarter of 1995, the Company was involved in extensive negotiations to acquire the Dictaphone division of Pitney Bowes (Dictaphone). In
April 1995, the acquisition was awarded to another bidder. The Company incurred approximately $1 million in fees and expenses related to the attempted acquisition which were recognized in the second and third quarters of 1995.

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

As of March 31, 1994, the Company sold its Vodavi
Communications Systems Division (VCS), which sold telephone equipment to supply houses and dealers, a different class of customer from continuing operations, under the brand names STARPLUS and INFINITE, for approximately $10.9 million. Proceeds of the sale consisted of approximately $9.7 million in cash, received in April 1994, and a $1.2 million note, the proceeds of which were received in September 1995.
The proceeds were used to reduce borrowings under the Company's revolving credit facility. The sale resulted in an after-tax gain of $604,000 (net of income tax provision of $403,000). Consolidated financial statements for the year ended December 31, 1994 present VCS as a discontinued operation. Net revenues of the discontinued operation for 1994, through the date of sale, were $8.6 million.

Provision for Restructuring

In July 1995, the Company reorganized its then-existing businesses into five divisions: Computer
Telephony, Healthcare Communications Systems, Call
Center Management, Videoconferencing Products and
Network Services, and changed its business strategy in the Computer Telephony division to focus on software applications in the communications market. The
Videoconferencing and Network Services divisions have since been sold (see Note B). The business that was acquired in 1988 was a telephone equipment hardware company focused on customers with small systems, with an emphasis on selling additional hardware and service to generate add-on revenue. As a result of the change in strategy, that business was de-emphasized. The
Company adopted FAS No. 121, "Accounting for the
Impairment of Long-Lived Assets" which was issued in March 1995, requiring impairment to be measured by projecting the lowest level of identifiable future cash flows. The Company concluded there was an impairment. As a result, the Company recorded a $44.0 million provision for restructuring consisting of a $33.5 million goodwill impairment, an $8.8 million writedown of inventory, primarily service stock relating to the impaired assets and other non-recurring inventory adjustments, $0.9 million related to the shutdown of the Company's Scottsdale, Arizona facility and $0.8 million of other unusual items.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity is represented by cash, cash equivalents and cash availability under its existing credit facilities. The Company's liquidity was approximately $50 million, $23 million and $30 million as of December 31, 1996, 1995 and 1994, respectively.

At December 31, 1996 and 1995, cash and cash equivalents amounted to $27.7 million and $8.1 million, respectively, or 32% and 9% of current assets, respectively. The $19.6 million increase in cash and cash equivalents was generated primarily by $56.9 million in cash proceeds for the sale of the Company's DSOs. During 1996, cash was used to repay
$16.6 million of debt, including all of the Company's bank borrowings, repurchase $4.6 million of the Company's common stock, fund $13.1 million in operating activities, purchase $2.6 million in capital equipment and fund $2.1 million relating to the Company's investment in Unistar. Cash used by operating activities was $13.1 million compared to $3.9 million in 1995. The increase in cash used by operating activities is primarily due to operating losses generated during the transition period through June 30, 1996 and a one-time growth in trade receivables of $14.0 million due to the 60-day terms extended to Clarity under its distributor agreement.

Total debt at December 31, 1996 was $14.7 million, a decrease of $16.1 million from $30.8 million at December 31, 1995. The decrease in debt is due to the repayment of $15.4 million in bank borrowings and $1.2 million in other borrowings, partially offset by a $0.3 million capital lease obligation incurred in connection with equipment acquisitions and an increase to the carrying value of the convertible subordinated debentures of $0.3 million due to accretion.

Proceeds from the sale of the DSOs included $5.0 million of cash held in escrow and reported on the consolidated balance sheet as restricted cash. These funds will be released to the Company in April 1998, subject to potential indemnity claims by Clarity.

The Company's secured credit facility (the Credit
Facility) was amended in December 1995. The $45 million Credit Facility expires in August 1999 and consists of a revolving line of credit providing for direct borrowings and up to $15 million in letters of credit. Direct borrowings and letter of credit advances are made available pursuant to a formula based on the levels of eligible accounts receivable and inventories. The Credit Facility agreement contains certain restrictive covenants which include, among other things, a prohibition on the declaration or payment of any cash dividends on common stock, minimum ratios of operating income to interest and fixed charges, and a maximum ratio of total liabilities to net worth as well as certain restrictions on start-up expenditures relating to Unistar and the NIL, if direct borrowings are used. Interest rates are also subject to adjustment based upon certain financial ratios.
During 1996, the Company was in compliance with all such financial covenants. The Credit Facility is secured by substantially all of the assets of the Company. Refer to Note D of the Notes to Consolidated
Financial Statements.

As of February 21, 1997, there were no direct borrowings, $13.1 million of letters of credit outstanding and $19.9 million of additional borrowings available under the Credit Facility. Required principal payments for debt in 1997 are $0.9 million.
The Company believes that borrowings under the Credit
Facility and cash flow from operations will be sufficient to meet working capital and other requirements for 1997.

SELECTED FINANCIAL DATA

The following is selected financial data for EXECUTONE for the five years ended December 31, 1996.

(In thousands, except for per share amounts)

                                    						Years Ended December 31,
                    				    1996      1995      1994 (2)   1993 (2)   1992 (2)
Revenues                  $212,022   $296,393   $291,969   $271,765   $253,024

Income (Loss) Before
  Income Taxes From
  Continuing Operations    $39,782   $(39,221) 	$ 10,041   $ 7,580    $ 4,320

Income (Loss) From
  Continuing Operations	   $24,162	  $(36,934)	 $ 6,734    $ 4,903    $ 2,222

Income (Loss) From
  Discontinued Operations,
  Net of Taxes	              ---	      ---	       757	        298	     (157)

Extraordinary Item - Gain (Loss) on
  Extinguishment of Debt,
  Net of Taxes (1)	        (355) 	     ---	       ---         ---	     1,267

Net Income (Loss) 	      $ 23,807   $(36,934)   $ 7,491    $ 5,201    $ 3,332

EARNINGS (LOSS) PER SHARE:
  Continuing Operations   $ 0.46    $ (0.79)    $ 0.14     $  0.10     $ 0.05
  Discontinued Operations  ---	        ---	       0.02        0.01       ---
  Extraordinary Item	     (0.01)	      ---	       ---         ---        0.03
  Net Income (Loss)   	  $ 0.45     $ (0.79)	   $ 0.16     $  0.11     $ 0.08

Total Assets	           $152,009	   $167,844    $189,481    $175,555   $179,294

Long-Term Debt (3)	    $ 13,837 	  $ 29,829	    $24,698     $32,279    $43,752

Cash Dividends Declared
  Per Share (4)	        $ ---	     $  ---	      $ ---       $ ---       $ ---

(1)  The 1996 extraordinary item relates to the
writeoff of deferred debt issue costs associated with
the Company's 	revolving credit facility repaid in June
1996.  The 1992 extraordinary item relates to the
exchange of debentures for 	Preferred Stock and Common
Stock Purchase 	Warrants.  Refer to Note D (b) of the
Notes to Consolidated Financial 	Statements.

(2)	Discontinued operations are presented for VCS which
was sold in March 1994.  Refer to Note M of the Notes
to 	Consolidated Financial Statements.

(3)  Includes capitalized leases.

(4) The Company has not declared or paid any cash dividends on its Common Stock. Refer to "Stock Data".

EXECUTONE INFORMATION SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except for per share amounts)


                          						                 Years Ended December 31,
					                                            1996         1995       1994
REVENUES	                                      $212,022   	$296,393  $291,969
COST OF REVENUES	                               132,510   	 173,536   169,497
	Gross Profit	                                   79,512	    122,857   122,472

OPERATING EXPENSES:
	Product development and engineering	            13,773  	  14,703    12,222
	Selling, general and administrative	            69,180	   100,520    97,755
	Provision for restructuring and unusual items
	    (Note N)	                                     ---	     44,042       ---
		                                               82,953    159,265   109,977
OPERATING INCOME (LOSS)	                         (3,441)	  (36,408)    12,495

INTEREST EXPENSE	                                (2,707)   	(3,920)    (3,089)
NET GAIN ON SALE OF BUSINESSES (Note B)          44,060 	     ---	       ---
OTHER INCOME, NET	                                1,870   	  2,129     	 635
ACQUISITION COSTS (Note M)	                        ---  	   (1,022)      ---
INCOME (LOSS) BEFORE INCOME TAXES
    FROM CONTINUING OPERATIONS	                  39,782	   (39,221)   10,041

PROVISION (BENEFIT) FOR INCOME TAXES:
	Cash	                                            4,200	      350	      400
	Noncash (Note E)	                               11,420	   (2,637)    2,907
		                                               15,620  	 (2,287)    3,307

INCOME (LOSS) FROM CONTINUING
	OPERATIONS BEFORE EXTRAORDINARY
	ITEM	                                             24,162	  (36,934)   	6,734

Income from discontinued operations
     (net of income tax provision of $102)	         ---	      ---	        153
Gain on disposal of discontinued operations
	 (net of income tax provision of $403)	            ---	      ---	        604
Extraordinary item - loss on extinguishment
	of debt (net of income tax benefit of $238)       (355)	      ---        ---

NET INCOME (LOSS)	                               $ 23,807	 $(36,934)	  $7,491

EARNINGS (LOSS) PER SHARE:
    CONTINUING OPERATIONS	                          $0.46	  $ (0.79)	  $ 0.14
    DISCONTINUED OPERATIONS	                         ---	     ---	       0.02
    EXTRAORDINARY ITEM	                            (0.01)	    ---	       ---
    NET INCOME (LOSS)	                           $  0.45	  $ (0.79)   	$ 0.16

WEIGHTED AVERAGE NUMBER OF
  SHARES OF COMMON STOCK AND
  EQUIVALENTS OUTSTANDING	                        52,251	    46,919     47,697

The accompanying notes are an integral part of these consolidated statements.

9

EXECUTONE INFORMATION SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)                                      Years Ended December 31,
                                                1996         1995         1994
CASH FLOWS FROM OPERATING ACTIVITIES:
  Income (loss) from continuing operations     $24,162    $(36,934)     $6,734
  Adjustments to reconcile net income (loss) to net
    cash (used) provided by operating activities:
    Depreciation and amortization	              4,242      	 6,093	      7,463
    Deferred income tax provision (benefit)	   11,420	      (2,637)	     2,907
    Net gain on sale of businesses (Note B    (44,060)     	(1,087)	      ---
    Provision for restructuring and unusual items
	(Note N)	                                       ---	        44,042	      ---
    Provision for losses on accounts receivable 1,921	       1,440	       893
    Other, net	                                 (706)	       (521)      	1,251
  Changes in working capital items:
    Accounts receivable	                       (8,754)	     (4,205)    (9,346)
    Inventories	                                1,048	      (3,121)   (13,049)
    Accounts payable and accruals	             (4,719)     	(9,131)    10,497
    Other working capital items, net	           2,375	       2,177      (552)

NET CASH (USED) PROVIDED BY CONTINUING
  OPERATIONS	                                 (13,071)      (3,884)     6,798
Cash flows from discontinued operations	         ---	        ---	       (449)

NET CASH (USED) PROVIDED BY OPERATING
  ACTIVITIES	                                 (13,071)	     (3,884)      6,349

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment	          (2,534)	     (3,457)    (6,091)
  Dispositions (acquisitions) of businesses     56,948	       125	     (1,298)
  Investment in Unistar	                       (2,079)	       ---	      ---
  Proceeds from sale of VCS	                     ---	        1,200	     9,700
  Other, net	                                    298	         822	      (436)
NET CASH PROVIDED (USED) BY
  INVESTING ACTIVITIES	                        52,633   	   (1,310)	     1,875

CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings (repayments) under revolving credit
    facility	                                 (15,445)	      4,478	    (4,199)
  Repayments of term note under credit facility 	---	        ---	    (3,750)
  Repayments of other long-term debt	         (1,134)   	    (622)	    (1,781)
  Repurchase of stock	                        (4,554)	       (810)	    (8,450)
  Proceeds from issuance of stock	              819    	     1,641	    10,399
  Other borrowings	                             356	          750	       ---
NET CASH (USED) PROVIDED BY FINANCING
  ACTIVITIES	                                (19,958)   	    5,437	    (7,781)
INCREASE IN CASH AND CASH EQUIVALENTS	        19,604	          243	      443
CASH AND CASH EQUIVALENTS - BEGINNING
  OF YEAR	                                     8,092	        7,849	    7,406
CASH AND CASH EQUIVALENTS - END
  OF YEAR	                                  $ 27,696	     $  8,092	 $  7,849

The accompanying notes are an integral part of these consolidated statements.

10

EXECUTONE INFORMATION SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS


(In thousands, except for share amounts)         December 31,     December 31,
                                                     1996            1995
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents	                     $ 27,696	        $  8,092
  Accounts receivable, net of allowance
     of $2,106 and $1,715	                         38,992	          48,531
  Inventories (Note N)	                            16,814     	     32,765
  Prepaid expenses and other current assets	        3,099            5,290
  Total Current Assets	                            86,601	          94,678

RESTRICTED CASH	                                    5,031      	     ---
PROPERTY AND EQUIPMENT, net	                        7,578      	    18,462
INTANGIBLE ASSETS, net (Notes L and N)	            19,893      	    20,022
DEFERRED TAXES	                                    18,434	          29,616
OTHER ASSETS	                                      14,472	           5,066
	                                                $152,009	        $167,844

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current portion of long-term debt	             $   882      	   $   932
  Accounts payable	                               31,416      	    30,676
  Accrued payroll and related costs	               3,398      	     6,870
  Accrued liabilities	                            13,943	          11,851
  Deferred revenue and customer deposits	          3,164	          19,781
  Total Current Liabilities	                      52,803	          70,110

LONG-TERM DEBT	                                   13,837      	    29,829
LONG-TERM DEFERRED REVENUE	                           22	           2,805
    Total Liabilities	                            66,662	         102,744

STOCKHOLDERS' EQUITY:
  Common stock:  $.01 par value; 80,000,000 shares
     authorized; 51,173,755 and 51,658,492 issued and
     outstanding	                                     512	           517
  Preferred stock:  $.01 par value; Cumulative Convertible
     Preferred Stock (Series A), 250,000 shares authorized,
     issued and outstanding; Cumulative Contingently
     Convertible Preferred Stock (Series B), 100,000 shares
     authorized, issued and outstanding	             7,300	        7,300
  Additional paid-in capital	                       76,113	       79,668
  Retained earnings (deficit) (since July 1, 1988)   1,422	      (22,385)
  Total Stockholders' Equity	                       85,347	       65,100
	                                                 $152,009	     $167,844



The accompanying notes are an integral part of these consolidated balance sheets.

EXECUTONE INFORMATION SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


(In thousands, except for share amounts)

                                                                        Total
	                		                             Additional Retained     Stock
                 Common  Stock   Preferred Stock  Paid-In  Earnings  holder's
                 Shares Amount   Shares   Amount  Capital  (Deficit)   Equity
Balance at
December 31, 1993
             41,205,498 	$412	    ---	    $ ---  $68,275	  $7,058    $75,745

Proceeds from issuances of stock
from employee stock plans
             5,716,651	   57		                   	11,303	            	11,360
Proceeds from common stock purchase warrants exercised
    through bond conversion
           	1,507,000	    15		                    	1,056	             	1,071
Repurchase of stock
           (2,781,255)  	(28)	                  		(8,422)	           	(8,450)
Amortization of deferred
    compensation				                                	91                		91
Net income						                                           	7,491     	7,491
Balance at December 31, 1994
          	45,647,894	   $456	    ---	    $ ---  	$72,303	 $14,549	   $87,308

Proceeds from issuances of stock
    from employee stock plans
         1,934,492	       19		                     	1,613		            1,632
Warrants exercised for common stock
         	363,549         	4		                       	(4)              		---
Common and preferred stock issued
    to acquire Unistar (Note L)
        3,700,000	        37    	350,000	   7,300	  5,374             	12,711
Common stock issued for
    investment in DCC (Note G)
         353,118	          4		                     	1,100	             	1,104
Repurchase of stock
        (340,561)        	(3)	                    		(807)	             	(810)
Amortization of deferred
    compensation				                                	89                 		89
Net loss				                                                 (36,934)	(36,934)
Balance at December 31, 1995
       51,658,492	       $517	   350,000	   $7,300	$79,668 	$(22,385)	$65,100

Proceeds from issuances of stock
    from employee stock plans
        810,036	           8			                       839	              	847
Warrants exercised for common stock
        199,431	           2		                        	7	                	9
Repurchase of stock
      (1,494,204)       	(15)                    			(4,536)          		(4,551)
Amortization of deferred
    compensation			                                 		135	              	135
Net Income							                                              23,807	  23,807
Balance at December 31, 1996
      51,173,755	        $512	    350,000	   $7,300	 $76,113	  $1,422	 $85,347



The accompanying notes are an integral part of these consolidated statements.

EXECUTONE INFORMATION SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - NATURE OF THE BUSINESS AND FORMATION OF THE
COMPANY

EXECUTONE Information Systems, Inc. (the Company) develops, markets and supports voice and data communications systems. Products and services include telephone systems, voice mail systems, inbound and outbound call center systems and specialized healthcare communications systems. The Company, through its Unistar Entertainment subsidiary, also has an exclusive five-year contract with the Coeur d'Alene
Tribe of Idaho (CDA) to design, develop, finance and manage the National Indian Lottery (NIL). Products and services are sold under the EXECUTONE, INFOSTAR, IDS, LIFESAVER, INFOSTAR/ILS and
UNISTAR brand names through a worldwide network of direct sales and service employees and independent distributors.
The Company's products are manufactured primarily in the United States, Malaysia, China and the Dominican
Republic.

The Company was formed in July 1988 through the merger of ISOETEC Communications, Inc. (ISOETEC) with Vodavi
Technology Corporation (Vodavi).  The merger of
ISOETEC into Vodavi was accounted for under the purchase method of accounting and Vodavi was deemed to have undergone a quasi-reorganization for accounting purposes. As of July 1988, Vodavi's accumulated deficit of approximately $49.7 million was eliminated.
Executone, Inc. was acquired in 1988 from Contel
Corporation (Contel) for promissory notes and cash.


NOTE B - SALE OF BUSINESSES

On May 31, 1996, the Company sold its direct sales and service organization, including its Network Services division (DSOs) to Clarity Telecom Holdings, Inc.
d/b/a Executone Business Solutions (Clarity), a new acquisition company formed for the acquisition by Bain
Capital, Inc. The Company received $61.5 million in cash, a $5.9 million junior subordinated note due July
1, 2004, with interest at 7.5% per year, and warrants to purchase 8% of the equity issued as of the closing in the new company for $1.1 million, exercisable for three years. After recording the notes and the warrants at their fair market value, the total value of the consideration received was $69.6 million. The
Company and Clarity also entered into a five-year exclusive distributor agreement pursuant to which Clarity will sell and service EXECUTONE and INFOSTAR telephone products to business and commercial locations that require up to 400 telephones.

The sales did not include the Pittsburgh direct sales and service office, which the Company sold to one of its existing independent distributors for approximately $1.3 million in cash and notes in May
1996, resulting in no gain or loss. The sale of the DSOs (including the separate sale of the Pittsburgh office) relates primarily to the retail distribution channel of the Computer Telephony division and includes the Network Services division. After the sale, the Computer Telephony division consists of telephony product sales to independent distributors, of which Clarity is the largest distributor, along with the National Accounts and Federal Systems marketing channels. The Company retains its Healthcare
Communications and Call Center Management (CCM) businesses and the Unistar business.

The Company recorded a pretax gain of $48.9 million on the sale to Clarity net of transaction, severance and other costs related to the sale. The proceeds were used to repay the Company's bank borrowings, and the excess was invested in short-term cash investments.

The cash proceeds of $61.5 million includes $5.0 million held in escrow. These funds are classified as restricted cash and will be released to the Company in April 1998, subject to potential indemnity claims by Clarity.

During the seven-month period after the sale of the DSOs, $31.7 million (15%) of the Company's revenues represented sales to Clarity. As of December 31, 1996, $14.2 million (36%) of the Company's net accounts receivables were from Clarity.

In June 1996, the Company sold its Videoconferencing division to BT Visual Images LLC for a $0.2 million note, royalties on videoconferencing revenue through June 1998 and contingent consideration related to the sale of equipment inventory. The Company recorded a loss of $3.9 million on the transaction.

In April 1996, the Company also sold its Inmate
Calling business for $0.5 million in cash and notes and recorded a pretax loss of $1.0 million. Neither the Pittsburgh direct sales office, the Videoconferencing division, nor the Inmate Calling business constituted a material portion of the Company's assets, revenues or net income prior to sale.


NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. In consolidating the accompanying financial statements, all significant intercompany transactions have been eliminated.
Investments in affiliated companies owned more than 20%, but not in excess of 50%, are recorded under the equity method. Certain prior year amounts have been reclassified to conform to the current year's presentation.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual results could differ from those estimates.

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

Earnings Per Share. Earnings per share is based on the weighted average number of shares of common stock and dilutive common stock equivalents (which include stock options and warrants) outstanding during the period. Common stock equivalents, the convertible preferred stock and the convertible debentures, which are antidilutive have been excluded from the computations.

Cash Equivalents. Cash equivalents include short-term investments with original maturities of three months or less.

Inventories. Inventories are stated at the lower of first-in, first-out ("FIFO") cost or market and consist of the following at December 31, 1996 and 1995:


(Amounts in thousands)		   1996	          1995
Raw Material	        		$  3,493       $  4,783
Finished Goods      			  13,321         27,982
			                  		 $16,814	       $32,765

Intangible Assets. Intangible assets represent the excess of the purchase price of the predecessor companies acquired over the fair value of the net tangible assets acquired. Effective April 1, 1995, the carrying value of intangibles is evaluated periodically in accordance with the provisions of FAS
No. 121, "Accounting for the Impairment of Long-Lived
Assets", by projecting the lowest level of future undiscounted net cash flows of the underlying businesses. If the sum of such cash flows is less than the book value of the long-lived assets, including intangibles, projected future cash flows are discounted and intangibles are adjusted accordingly.
Prior to April 1, 1995, the carrying value of intangibles was evaluated in accordance with the provisions of APB 17, and was based upon aggregate cash flows of the business as a whole. Amortization is provided over periods ranging from 10 to 40 years.
Intangible assets at December 31, 1996 and 1995 are net of accumulated amortization of $1.0 million and $0.8 million, respectively (see Notes L and N).

Property and Equipment. Property and equipment at December 31, 1996 and 1995 consist of the following:


(Amounts in thousands)	                1996	         1995
Land and building	$                     ---        	$ 1,364
Furniture and fixtures                	1,992	         7,052
Leasehold improvements	                1,813    	     2,828
Machinery and equipment	              20,253         38,093
 	                                   	24,058   	     49,337
Accumulated depreciation	            (16,480)       (30,875)
Property and equipment, net        	$  7,578       $ 18,462


Depreciation is provided on a straight-line basis over the estimated economic useful lives of property and equipment which range from three to ten years for equipment and thirty years for a building.
Amortization, principally of leasehold improvements, is provided over the life of the respective lease terms which range from three to ten years.

Income Taxes. The Company utilizes the liability method of accounting for income taxes as set forth in FAS No. 109, "Accounting for Income Taxes". Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Product Development and Engineering. Product development and engineering costs are expensed as incurred.

Fair Value of Financial Instruments. The fair value of the Company's Convertible Subordinated Debentures at December 31, 1996 is approximately $14.3 million, based upon market quotes. The carrying value of all other financial instruments included in the accompanying financial statements approximate fair value as of December 31, 1996 based upon current interest rates.

Noncash Investing and Financing Activities. The following noncash investing and financing activities took place during the three years ended December 31, 1996:


(Amounts in thousands)	                        1996	     1995       1994
Note Receivable and Warrants for Sale of
  DSOs (Note B)	                              $8,100     $ ---	     $ ---
Restricted Cash Received for Sale of
  DSOs (Note B)	                               5,031      	---	       ---
Common and Preferred Stock issued to
  acquire Unistar (Note L)	                     ---	     12,711       ---
Notes receivable for 1995 disposition of direct sales
  offices (Note M)	                             ---	      1,911	      ---
Equity investment in DCC (Note G)	              ---	      1,505	      ---
Common shares exchanged to exercise options
  and warrants	                                 549	      1,137	      455
Capital leases for equipment acquisitions       302	        437	      686
Note receivable for disposition of VCS
  division (Note M)	                            ---	       ---	     1,200
Common stock purchase warrants exercised
  through bond conversion	                      ---	       ---	     1,071
Utilization of credits under a special
  stock option incentive plan   	               ---	       ---	       737


Refer to the consolidated statements of cash flows for information on cash-related operating, investing and financing activities.

NOTE D - DEBT

The Company's debt is summarized below at December 31, 1996 and 1995:



(Amounts in thousands)			                               1996	          1995
Borrowings Under Revolving Credit Facility (a)	       $  ---	       $15,445
Convertible Subordinated Debentures (b)	              12,317         12,098
Capital Lease Obligations (c)	                         1,499          2,412
Other	                                                   903	           806
Total Debt                                            14,719         30,761
Less:  Current Portion of Long-Term Debt       	         882	           932
Total Long-Term Debt	                                $13,837	       $29,829


(a)  The Company's Credit Facility was amended in
December 1995.  The amended $45 million Credit
Facility consists of a revolving line of credit
providing for direct borrowings and up to $15 million
in letters of credit.   Direct borrowings and letter
of credit advances are made available pursuant to a formula based on the levels of eligible accounts receivable and inventories. To minimize interest on the revolving line of credit, the Company has the option to borrow money based upon an adjusted prime borrowing rate (8.25% at December 31, 1996) or at an adjusted eurodollar rate (7.7% at December 31, 1996).
The Company repaid all amounts outstanding under the revolving credit facility in June 1996. At December
31, 1995, the Company had $11.0 million outstanding subject to the adjusted eurodollar rate with the balance at the adjusted prime borrowing rate. The revolving line of credit expires in August 1999.
Approximately $22 million was available at December
31, 1996 under the revolving line of credit, including approximately $13.1 million which was committed to cover outstanding letters of credit. The unused portion of the line of credit has a commitment fee of 0.375%. The Company's average outstanding indebtedness under the revolving line of credit for the years ended December 31, 1996 and 1995 was $6.5 million and $17.4 million, respectively, and the average interest rate on such indebtedness was 7.9% and 8.5%, respectively.

The Credit Facility agreement contains certain restrictive covenants which include, among other things, a prohibition on the declaration or payment of any cash dividends on common stock, minimum ratios of operating income to interest and fixed charges, and a maximum ratio of total liabilities to net worth as well as certain restrictions on start-up expenditures relating to Unistar and the NIL, if direct borrowings are used. Interest rates are also subject to adjustment based upon certain financial ratios. The
Company was in compliance with all covenants in 1996.
The Credit Facility is secured by substantially all of the assets of the Company.

(b)  The Company's Convertible Subordinated Debentures
(the Debentures), issued in April 1986, are due March
15, 2011 and bear interest at 7 1/2%, payable March
15th and September 15th. The face value of the outstanding Debentures at December 31, 1996 was $16.5 million. The face value of the Debentures was adjusted to fair value in connection with the Company's 1988 quasi-reorganization. The Debentures are convertible at the option of the holder into Common Stock of the Company at any time on or before March 15, 2011, unless previously redeemed, at a conversion price of $10.625 per share, subject to adjustment in certain events. Subject to certain restrictions, the Debentures are redeemable in whole or in part, at the option of the Company, at par in 1996. The Debentures are also subject to annual sinking fund payments of $1.5 million beginning March
15, 1997. In January 1992, $15 million principal amount of Debentures with a book value of $10.1 million was exchanged for 674,865 shares of Convertible Preferred Stock and 2,999,400 Common Stock
Purchase Warrants. Debentures reacquired by the Company in the debt-for-equity exchange and in connection with Warrant exercises were delivered in lieu of cash in satisfying sinking fund requirements.
Thus, no cash sinking fund payment will be due until March 2008.

(c) The Company has entered into capital lease arrangements for office furniture, computer and test equipment with a net book value of approximately $1.5 million and $2.3 million at December 31, 1996 and 1995, respectively. Such leases have been capitalized using implicit interest rates which range from 2% to 12%.

The following is a schedule of future maturities of long-term debt at December 31, 1996:


Years Ending December 31:	(Amounts in thousands)
	1997	                       $     882
	1998                              654
	1999	                             246
	2000	                             170
	2001	                              26
	Thereafter	                    12,741
                               $14,719

(d)  For the years ended December 31, 1996, 1995 and
1994, the Company made cash payments of approximately
$2.6 million, $3.6 million and $2.8 million, respectively, for interest expense on indebtedness.


NOTE E - INCOME TAXES

The components of the provision (benefit) for income taxes applicable to income (loss) from continuing operations for the three years ended December 31, 1996 are as follows:




(Amounts in thousands)		           1996          1995	         1994
Current  - Federal              $  1,100	      $  150	        $  200
	   - State                        3,100	         200	           200
		                                 4,200	         350	           400

Deferred  - Federal	              11,005	      (1,922)	        2,363
	    - State	                        415	        (715)     	     544
		                                11,420	      (2,637)     	   2,907
		                               $15,620	     $(2,287)     	  $3,307

The deferred tax provision for 1996 was primarily offset by the utilization of net operating loss carryforwards. For the year ended December 31, 1996, the Company recorded a deferred income tax benefit of $238,000 related to an extraordinary loss on the extinguishment of debt.

For the year ended December 31, 1994, the Company recorded a deferred income tax provision of $505,000 related to discontinued operations.

A reconciliation of the statutory federal income tax provision (benefit) to the reported income tax provision (benefit) on income (loss) from continuing operations for the three years ended December 31, 1996 is as follows:



(Amounts in thousands)			                     1996       1995	     	 1994
Statutory income tax provision (benefit)    $13,924 	  $(13,335)	     $3,415
State income taxes, net of
  federal income tax benefit	                 2,364  	     (338)	        676
Impairment of intangible assets                 ---      11,392          ---
Amortization of intangible assets	               44        171	          457
Adjustment of valuation allowance	             ---	        ---	       (1,252)
Research and development credit	               (351)       (148)        (250)
Other	                                         (361)	       (29)         261
Reported income tax provision (benefit)	    $15,620	   $ (2,287)      $3,307


The components of and changes in the net deferred tax asset are as follows:

			                                               Deferred
                     				      December 31,       (Expense)       December 31,
(Amounts in thousands)		           1995	        	  Benefit           1996
Net operating loss and tax
   credit carryforwards	         $27,544	       $  (7,935)	       $19,609
Inventory reserves	                8,205           (3,231)          4,974
Accrued liabilities and
   restructuring costs	              582              564           1,146
Debenture revaluation	            (1,625)	             94          (1,531)
Other	                              (346)	           (674) 	       (1,020)
	                                 34,360	         (11,182)	        23,178
Valuation allowance	              (4,744)	           ---	          (4,744)
Deferred tax asset	              $29,616	        $(11,182)	       $18,434


The deferred tax asset represents the benefits expected to be realized from the utilization of pre- and post-acquisition tax benefit carryforwards, which include net operating loss carryforwards (NOLs), tax credit carryforwards and the excess of tax bases over fair value of the net assets of the Company. The utilization of these tax benefits for financial reporting purposes will not be reflected in the statement of operations, but will be reflected as a reduction of the deferred tax asset.

In order to fully realize the remaining deferred tax asset of $18.4 million as of December 31, 1996, the Company will need to generate future taxable income of approximately $51 million prior to the expiration of the NOLs and tax credit carryforwards. Although the Company believes that it is more likely than not that the deferred tax asset will be fully realized based on current projections of future pre-tax income, a valuation allowance has been provided for a portion of the deferred tax asset. There was no significant adjustment to the valuation allowance in 1996 and 1995. During 1994, the Company adjusted its valuation allowance by $6.5 million, $5.2 million of which was a reduction of goodwill as it related to pre-acquisition tax benefits and $1.3 million of which reduced the 1994 provision for income taxes. The basis for the adjustment in 1994 was a significant increase in pre-tax income from $7.6 million in 1993 to $10.0 million in 1994. Accordingly, historical earnings supported the realization of the larger deferred tax asset. The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carryforward period are reduced.

As of December 31, 1996, the Company has NOLs and tax credit carryforwards (subject to review by the Internal Revenue Service) available to offset future income for tax return purposes of approximately $40.9 million and $4.5 million, respectively. A portion of the NOLs and tax credit carryforwards were generated prior to the formation of the Company and their utilization is subject to certain limitations imposed by the Internal Revenue Code. The NOLs expire as follows: $18.9 million in 2004; $9.7 million in 2005;
$12.3 million in 2006.

A reconciliation of the Company's income (loss) before taxes for financial reporting purposes to taxable income for the three years ended December 31, 1996 is as follows:


(Amounts in thousands)		                           1996       1995       1994
Income (loss) before taxes from continuing
  operations	                                    $39,782  	$(39,221)  $10,041
Discontinued operations	                             ---   	   ---	    1,262
Extraordinary Item	                                (592)	      ---   	  ---
Income (loss) before taxes for financial
   reporting purposes	                            39,190 	  (39,221)  	11,303
Differences between income (loss) before taxes for
  financial reporting purposes and taxable income:
  Permanent differences	                             105	    28,600	   1,070
  Book taxable income (loss)	                     39,295	   (10,621)  12,373
  Net changes in temporary differences	           (8,990)	   11,433   (5,016)
Taxable income 	                                 $30,305	   $   812	  $7,357


The permanent differences relate to the write-off (in
1995) and amortization of goodwill, which are not
deductible.   Changes in temporary differences
principally relate to the taxable gain on the sale of businesses (in 1996), the impairment in service stock inventory (in 1995), inventory reserves and other costs accrued for book purposes, but not deducted for tax purposes until subsequently paid.

For the years ended December 31, 1996, 1995 and 1994, the Company made cash payments of approximately $1.5 million, $0.2 million and $0.5 million, respectively, for income taxes.


NOTE F - COMMITMENTS AND CONTINGENCIES

Operating Leases. The Company conducts its business operations in leased premises under noncancellable operating lease agreements expiring at various dates through 2005. Rental expense under operating leases amounted to $6.3 million, $9.6 million and $10.1 million for the years ended December 31, 1996, 1995 and 1994, respectively.

The following represents the future minimum rental payments due under noncancellable operating leases that have initial or remaining lease terms in excess of one year as of December 31, 1996:


Years Ending December 31,	  (Amounts in thousands)
	1997	                            $  2,973
	1998	                               3,126
	1999	                               3,127
	2000	                               3,127
	2001                  	             3,220
	Thereafter	                        11,011
     		                            $26,584


Litigation. The Company has various lawsuits, claims and contingent liabilities arising from the conduct of business; however, in the opinion of management, they are not expected to have a material adverse effect on the results of operations, cash flow or financial position of the Company.


NOTE G - RELATED PARTY TRANSACTIONS

During 1995, the Company acquired 43% of the common stock and certain other assets of Dialogic
Communications Corporation (DCC), a vendor of certain call center products, in exchange for 353,118 shares of the Company's common stock and $100,000 cash. This investment is included in Other Assets and the related equity income is included in Other Income, Net.


NOTE H - STOCK OPTIONS AND WARRANTS

The Company has established stock option plans under which it is authorized to grant both incentive stock options and non-qualified stock options to officers and other key employees. Options are granted at a price not less than the fair market value on the date of the grant and generally become exercisable over a four-year period and expire after five years. Shares available for granting of future options under these plans total 2.3 million as of December 31, 1996.

The Company also has non-plan options outstanding at December 31, 1996 including options for 300,000 shares granted to a director by a predecessor company at a price of $1.13 per share. Deferred compensation of $0.9 million was recorded for the excess of the fair value over the exercise price at the date of grant in 1987 and was fully amortized during 1996. At December
31, 1996, all of the non-plan options were exercisable. These options expire at various dates through March 2001. Certain options include registration rights for the shares issuable thereunder.

A summary of the status of the Company's stock option plans, including non-plan options, as of December 31, 1996, 1995 and 1994 is as follows:

               	            	    1996		               1995	       	    	 1994
	                            Weighted	            Weighted	          Weighted
	                             Average          	   Average	           Average
	                            Exercise	            Exercise	          Exercise
                   Shares	      Price	   Shares	     Price	   Shares	   Price
Outstanding 1/1	 2,858,577   	$2.18	    3,977,782  $1.33    6,140,022   $1.18
Granted	           316,875   	$2.65	    1,027,500  $3.05       88,113   $2.80
Exercised	        (761,570)  	$1.28	   (1,970,760) $0.92   (1,979,340)  $0.90
Cancelled	        (441,397)  	$2.46	     (175,945) $2.27     (271,013)  $1.62

Outstanding 12/31 1,972,485  	$2.54	    2,858,577  $2.18     3,977,782 	$1.33

Options exercisable
	12/31	           1,335,402             1,862,286	          	 2,523,154



Information relative to options outstanding at December 31, 1996 is as follows:


	                    	      Options Outstanding		         Options Exercisable
	                           Weighted   Weighted	                     Weighted
	                 Shares	    Average	   Average          Shares	      Average
Exercises	   Outstanding	  Remaining	  Exercise	    Exercisable	     Exercise
Prices          12/31/96	       Life	     Price        12/31/96	        Price
$1.13 - $ 2.00 	 708,736   	  0.8 yrs	    $1.43	          643,736    	$1.38
$2.25 - $ 2.50 	 206,250	     4.5	        $2.42	           15,876    	$2.50
$2.56 - $ 3.00 	 326,969   	  3.4	        $2.87   	       202,760    	$2.90
$3.10 - $20.43   730,530	     3.7	        $3.50     	     473,030    	$3.69
$1.13 - $20.43 1,972,485	     2.7	        $2.54	        1,335,402	    $2.44


The fair value of options granted during 1996 and 1995 was $1.20 and $1.09 per share, respectively. Fair value was estimated using the Black-Scholes option-pricing model with the following assumptions used for both years: expected volatility of 66%, risk-free interest rate of 6.2%, an expected option life of 5.0 years and no dividend yield.

The Company applies APB Opinion 25 in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plans. If compensation cost had been determined in accordance with FAS No. 123, "Accounting for Stock-Based
Compensation," net income would have been reduced by $0.1 million and $0.3 million for 1996 and 1995, respectively. Earnings per share would have been unchanged for both years.

As of December 31, 1996, the Company has warrants outstanding which permit the holders to purchase a total of 75,000 shares of Common Stock at prices ranging from $1.25 to $2.63 per share, expiring through February 2001. Warrants were exercised during the year ended December 31, 1996 for 199,431 shares of Common Stock at a weighted average of $0.04 per share.
Warrants were exercised during the year ended December
31, 1995 for 488,890 shares of Common Stock for $1.00 per share. Warrants were exercised during the year ended December 31, 1994 for 860,919 shares of Common
Stock at prices ranging from $0.01 to $1.00 per share.
At December 31, 1996, 50,000 warrants were exercisable.

NOTE I - EMPLOYEE STOCK PURCHASE PLAN

A total of 2,750,000 shares of Common Stock are authorized for issuance under the Company's employee stock purchase plan (Employee Plan). The Employee
Plan permits eligible employees to purchase up to 1,000 shares of Common Stock at the lower of 85% of the fair market value of the Common Stock at the beginning or at the end of each six-month offering period. Pursuant to such plan, 216,504, 229,636 and 209,512 shares were sold to employees during the three years ended December 31, 1996, 1995 and 1994, respectively. The weighted average fair value of these purchase rights for 1996 and 1995 was $0.81 and $0.97 per share, respectively. Fair value was estimated using the Black-Scholes option pricing model with the following assumptions used for both years:
expected volatility of 66%, risk-free interest rate of 6.0%, an expected term of six months and no dividend yield.

The Company applies APB Opinion 25 in accounting for the Employee Plan and, accordingly, no compensation cost has been recognized. If compensation cost had been determined in accordance with FAS No. 123, the impact on net income and earnings per share would have been immaterial for 1996 and 1995.

In 1994, the Company's shareholders adopted the 1994
Executive Stock Incentive Plan (Executive Plan), which enabled officers and other key employees to purchase a total of up to 3,000,000 shares of the Company's
Common Stock. During 1995 and 1994, participants purchased 140,000 and 2,745,000 shares of Common
Stock, respectively, at fair market value, which were financed through individual bank borrowings at market interest rates by each participant, payable over five years. The Company lends the employee 85% of the interest due to the bank, with $980,000 and $759,000 of such loans outstanding as of December 31, 1996 and 1995, respectively. There were no amounts outstanding as of December 31, 1994. The Company guarantees the individual borrowings under a $6.7 million letter of credit which has a minimal impact on the Company's borrowing capability. Employee loans guaranteed by the Company with letters of credit as of December 31, 1996 and 1995 were $6.5 million and $9.2 million, respectively. These shares are held by the Company as security for the guarantees under a loan and pledge agreement. Sales of such shares by participants are subject to certain restrictions, and, generally, they may not be sold for five years.

During 1996, the Company repurchased 820,000 shares of Common Stock from individuals participating in the Executive Plan who were no longer employees of the Company, primarily due to the sale of the DSOs. The shares were repurchased because, as nonemployees, the Company could no longer guarantee the bank loans for these individuals or make advances of interest to the banks on their behalf. The Company accepted the stock being held as collateral as payment in full for the purchase price plus all of the unpaid interest and satisfied the indebtedness to the banks on behalf of these individuals. In those instances where the value of the stock was not sufficient to cover the purchase price plus all of the unpaid interest, the Company recorded $110,000 in compensation expense during the year.


NOTE J - SAVINGS AND POSTRETIREMENT BENEFIT PLANS

The Company has a 401(k) Savings Plan under which it matches employee contributions subject to the discretion of the Company's Board of Directors. The
Company's matching contribution, consisting of shares of its Common Stock purchased in the open market, is equal to 25% of each employee's contribution, up to a maximum of $660 per employee. The expense for the matching contribution for the years ended December 31, 1996, 1995 and 1994 was approximately $540,000,
$687,000 and $500,000, respectively.

The Company has an obligation remaining from the acquisition of Executone, Inc. to provide postretirement health and life insurance benefits for a group of fewer than 75 former Executone, Inc.
employees, including six current employees of the Company. The Company does not provide postretirement health or life insurance benefits to any other employees. Effective January 1, 1993, the Company adopted FAS No. 106, "Employers' Accounting For
Postretirement Benefits Other Than Pensions". This standard requires that the expected cost of these benefits must be charged to expense during the years that employees render services. The Company adopted the new standard prospectively and is amortizing the transition obligation over a 20-year period.

Postretirement benefit expense for the three years ended December 31, 1996 consists of the following:

(Amounts in thousands)			                        1996	      1995	     1994
Interest on accumulated benefit obligation	     $214	      $219	      $217
Amortization of transition obligation	           116	       116	       116
Amortization of unrecognized actuarial loss       20	        20	        23
                                                $350	      $355	      $356


The status of the plan at December 31, 1996 and 1995 is as follows:

(Amounts in thousands)				                      1996	       1995
Accumulated postretirement benefit obligation (APBO):
	Retirees		                                    $2,875	     $2,779
	Active Employees		                               339	        330
			                                             3,214   	   3,109
Unamortized transition obligation		            (1,861)	    (1,977)
Unrecognized net loss		                          (466)	      (486)
Accrued liability		                           $   887	     $  646

In determining the APBO as of December 31, 1996 and 1995, the weighted average discount rate used was 7%.
The Company used a healthcare cost trend rate of approximately 11%, decreasing through 2006 and leveling off at 6% thereafter. A 1% increase in the healthcare trend rate would increase the APBO at December 31, 1996 by approximately 2% and increase the interest cost component of the postretirement benefit expense for 1996 by approximately $10,000.


NOTE K - OTHER INCOME, NET

Other Income, Net consists of the following for the three years ended December 31, 1996:

(Amounts in thousands)			                       	1996	      1995	    1994
Interest income	                                $1,117     $ 285  	  $ 287
Equity in earnings of DCC (Note G)	                288	      401       ---
Gains on sales of two direct sales offices	        ---     1,213	      ---
Other, net	                                        465       230	      348
	                                               $1,870    $2,129	    $ 635

NOTE L - UNISTAR

On December 19, 1995, the Company acquired 100% of the common stock of Unistar Gaming Corporation (Unistar
Gaming) for 3.7 million shares of the Company's common stock and 350,000 shares of newly issued preferred stock. Unistar Gaming, privately-held prior to the acquisition, has an exclusive five-year contract to design, develop, finance and manage the National
Indian Lottery (NIL) through its wholly-owned subsidiary, Unistar Entertainment, Inc. (Unistar).
The NIL will be a national telephone lottery authorized by federal law and a compact between the State of Idaho and the Coeur d'Alene Indian Tribe of Idaho (CDA). In return for providing these management services to the NIL, Unistar will be paid a fee equal to 30% of the profits of the NIL. Unistar did not have any assets or operations other than the NIL contract prior to its acquisition by the Company.

The purchase price was approximately $12.7 million and was based upon the determination by an investment banking firm of the value assigned to the common and preferred stock. The common stock valuation was based upon the value of the shares issued at the closing date, discounted for restrictions on the sale of the shares, which range from six to twenty-six months.
The preferred stock was valued based upon the number of common shares which it was estimated that the preferred shares may be converted into at some future date. The excess of the purchase price over the value of the net liabilities assumed has been allocated to the management agreement with the CDA, is included in intangible assets and will be amortized over the five-year term of the contract commencing with the first significant lottery revenues.

The preferred stock consists of 250,000 shares of Cumulative Convertible Preferred Stock, Series A
(Series A Preferred Stock) and 100,000 shares of
Cumulative Contingently Convertible Preferred Stock,
Series B (Series B Preferred Stock).  The Series A
Preferred Stock has voting rights equal to one share of common stock and will earn dividends equal to 18.5% of the consolidated retained earnings of Unistar as of the end of a fiscal period, less any dividends paid to the holders of the Series A Preferred Stock prior to such date. The Series B Preferred Stock has voting rights equal to one share of common stock and will earn dividends equal to 31.5% of the consolidated retained earnings of Unistar as of the end of a fiscal period, less any dividends paid to the holders of the Series B Preferred Stock prior to such date. All dividends on Preferred Stock are payable (i) when and as declared by the Board of Directors, (ii) upon conversion or redemption of the Series A and Series B
Preferred Stock or (iii) upon liquidation.  The Series
A and Series B Preferred Stock is redeemable for a total of 13.3 million shares of common stock (Series A
Preferred Stock for 4.925 million shares and Series B
Preferred Stock for 8.375 million shares) at the Company's option. In the event that Unistar meets certain revenue and profit parameters, the Series A
Preferred Stock is convertible for up to 4.925 million shares of common stock and the Series B Preferred
Stock is contingently convertible for up to 8.375 million shares of common stock (a total of an additional 13.3 million shares of common stock).
Liquidation preferences for all Series A and Series B preferred shares total $7.3 million as of December 31, 1996. Liquidation preference is based upon fair market value of the Series A and Series B preferred shares as determined by the investment banking firm engaged by the Company, plus any dividends in arrears.
As of December 31, 1996, no dividends have accrued to the preferred stockholders. The preferred stock had no impact on earnings per share in 1996 and 1995 as it is antidilutive.

In an attempt to block the NIL, certain states filed letters under 18 U.S.C. Section 1084 to prevent the long-distance carriers from providing telephone service to the NIL. The CDA initiated legal action to compel the long-distance carriers to provide telephone service to the NIL. The CDA's position is that the lottery is authorized by the Indian Gaming Regulatory
Act (IGRA) passed by Congress in 1988, that IGRA preempts state and federal statutes, and that the states lack authority to issue the Section 1084 notification letters to any carrier. On February 28, 1996, the NIL was ruled lawful by the CDA Tribal
Court. The CDA Tribal Court found that all requirements of IGRA have been satisfied and the
Section 1084 letters issued by certain state attorneys general in an effort to interfere with the lawful operation of the NIL are invalid. In addition, the Court found that the long-distance carriers cannot refuse to provide the service requested in the action based upon 18 U.S.C. Section 1084. This ruling has been appealed and a hearing is scheduled for March 24, 1997 in the Tribal Appellate Court. Although the
Company also anticipates an appeal to the U.S. Federal
District Court, the Company believes, based on consultation with and opinions rendered by outside legal counsel, that the CDA's position will be upheld on appeal. The Company accrued $1 million in 1995 to cover estimated legal costs through the possible appeal to the U.S. Federal District Court. If the matter is appealed beyond the U.S. Federal District
Court or if additional challenges are brought by states opposed to the NIL, the Company estimates that additional legal costs could be in the range of $1 million to $2 million.

Funding for Unistar capital expenditures, including the computers and software to build the telecommunications system will be capitalized and depreciated over the life of the management agreement.
Funding by Unistar on behalf of the NIL to complete the building on the CDA reservation will be deferred and amortized over the life of the management agreement. The guaranteed monthly advance to the CDA, which began in January 1996, will be reimbursed when the NIL is operational and making profit distributions to Unistar. In addition, the Company has capitalized other fundings, consisting primarily of professional fees and other expenses, which the Company believes are reimbursable in accordance with the terms of the management agreement. In 1996, total funding as described above totaled $2.1 million and is reflected in non-current other assets.

Other than legal costs related to an appeal of the CDA
Tribal Court ruling or other actions by the states, if any, the Company estimates that the additional costs to become operational may amount to between $7 million and $12 million. The costs include capital expenditures for computers and software to build the telecommunications system, funds to complete the building on the CDA reservation which will be the operations center for the lottery, and various start-up expenses including personnel-related costs and advertising expenses. The Company is also required to make a guaranteed payment of $300,000 per year to the CDA. The cost estimate does not include a $4 million jackpot reserve which could be required dependent upon certain conditions. If the Company ultimately must fund a jackpot reserve, it will be repaid to Unistar solely from NIL net revenues in equal installments over the term of the agreement.
The Company expects it will be able to obtain additional financing for these costs, if necessary.

In February 1997, the Company signed agreements with Virtual Gaming Technologies (formerly Internet Gaming
Technologies (IGT)) and CasinoWorld Holdings, Ltd.
(CWH).  The agreements call for the Company to invest
$700,000 in (IGT) common stock, which was done in September 1996 under a previous agreement. In addition, the Company will obtain a 200,000-share, five-year option set at 15% more than the price per share on the initial investment, or $3.45 per share.
The Company will acquire all hardware for the system without financial obligation by either IGT or CWH.
The Company estimates that such hardware charges, which are included in the cost estimates previously noted of $7 million to $12 million, will be approximately $2 million to $3 million. CWH is to provide project management services overseeing the development of the software for the NIL, with the Company contracting independently for system software development. Such charges are not to exceed $2 million.

The investment in IGT will be accounted for under the cost method. All hardware costs incurred will be capitalized and depreciated over the useful life of the assets, beginning when the assets are placed in service. As of December 31, 1996, $485,000 in progress payments have been made toward the software system. Such payments are being deferred until completion of the system and will be capitalized and depreciated over the term of the management agreement.

There are market and legal risks associated with the development of the NIL. The Company believes there is a national market for the NIL based upon research into the experience of other national lotteries and the growth of the overall lottery market. However, there is no assurance that there will be acceptance of a telephone lottery. Based upon opinions from outside legal counsel, the Company also believes that the legal decision rendered by the CDA Tribal Court will ultimately be upheld on appeal. However, there is no assurance of such a legal outcome. In the event that a telephone lottery does not attain the level of market acceptance anticipated by the Company or if the CDA Tribal Court decision is not upheld on appeal, the Company would have to reevaluate the viability of the Unistar subsidiary to determine if the Company's investment has been impaired.


NOTE M - OTHER ACQUISITIONS/DISPOSITIONS

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

As of March 31, 1994, the Company sold its Vodavi
Communications Systems Division ("VCS"), which sold telephone equipment to supply houses and dealers, a different class of customer from continuing operations, under the brand names STARPLUS and INFINITE, for approximately $10.9 million. Proceeds of the sale consisted of approximately $9.7 million in cash, received in April 1994, and a $1.2 million note, the proceeds of which were received in September 1995. The proceeds were used to reduce borrowings under the Company's credit facility. The sale resulted in an after-tax gain of $604,000 (net of income tax provision of $403,000). Consolidated financial statements for the year ended
December 31, 1994 present VCS as a discontinued operation. Net revenue of the discontinued operation for the year ended December 31, 1994 (through the date of sale) was $8.6 million.


NOTE N - PROVISION FOR RESTRUCTURING

In July 1995, the Company reorganized its then-existing business into five divisions: Computer
Telephony, Healthcare Communications Systems, Call
Center Management, Videoconferencing Products, and
Network Services and changed its business strategy in the Computer Telephony division to focus on software applications in the communications market. The business that was acquired in 1988 was a telephone equipment hardware company focused on customers with small systems, with an emphasis on selling additional hardware and service to generate add-on revenue. As a result of the change in strategy, the business acquired in 1988 was de-emphasized. The Company adopted FAS No. 121, requiring impairment to be measured by projecting the lowest level of identifiable future cash flows. The Company concluded there was an impairment. As a result, the Company recorded a $44.0 million provision for restructuring consisting of a $33.5 million goodwill impairment, an $8.8 million writedown of inventory, primarily service stock relating to the impaired assets and other non-recurring inventory adjustments, $0.9 million related to the shutdown of the Company's Scottsdale, Arizona facility and $0.8 million of other unusual items.

In accordance with the provisions of FAS No. 121, the Company prepared projections of future operating cash flows relating to the telephony business acquired in 1988 based upon the Company's change in strategic direction. These projections indicated that this business would not generate sufficient operating cash flows to realize goodwill and the related service stock. The amount of impairment of the telephony goodwill was $33.5 million as of June 30, 1995.

The write-off of inventory, primarily service stock, consisted of $1.3 million of raw materials inventory and $7.5 million of finished goods inventory. These amounts were determined based upon a review of specific inventory parts along with projected usage, incorporating the strategic direction of the Company.

NOTE O - SELECTED QUARTERLY FINANCIAL DATA

The following is a summary of unaudited selected quarterly financial data for the years ended December
31, 1996 and 1995:

(In thousands, except for per share amounts)

              		                                Three Months Ended
                  				        March 31,  June 30,  September 30,  December 31,
                                 1996      1996        1996  	        1996
Revenues	                       $66,966  	$51,982     $44,791	      $48,283
Gross Profit	                    26,520    18,969      16,458	       17,565
Income (Loss) Before Income Taxes
  and Extraordinary Item	        (8,969)	  39,820       3,535	        5,396
Income (Loss) Before
      Extraordinary Item         (5,358)	  23,860	      2,124         3,536
Net Income (Loss)	               (5,358)	  23,860	      2,124	        3,181
Earnings (Loss) Per Share:
  Income(Loss)Before
       Extraordinary Item         (0.10)	    0.45	       0.04	         0.07
  Extraordinary Item	              ---	       ---	       ---	         (0.01)

(In thousands, except for per share amounts)

                                   							      Three Months Ended
						                        March 31,	 June  30, September 30, December 31,
	                                1995       1995         1995  	     1995
Revenues	                       $70,808	   $78,417     $74,164	   $73,004
Gross Profit	                    28,349	    32,021      30,504     31,983
Income (Loss) Before Income Taxes   200	   (44,225)      2,205	     2,599
Net Income (Loss)	                  120	   (39,936)      1,323	     1,559
Earnings (Loss) Per Share	          ---	     (0.86)	      0.03	      0.03

The three months ended March 31, 1996 includes a loss of $4,877 relating to the sale of the Videoconferencing and Inmate Calling businesses (see
Note B).  The three months ended June 30 and December
31, 1996 include a gain on the sale of businesses (See
Note B) of $47,495 and $1,442, respectively.

The three months ended June 30, 1995 includes a provision for restructuring of $44,042 (see Note N) and acquisition expenses of $1.0 million (see Note M).

STOCK DATA

The number of holders of record of the Company's
Common Stock as of the close of  business on January
31, 1997 was approximately 2,200. The Common Stock is traded on the NASDAQ National Market System under the symbol "XTON". As reported by NASDAQ on February 24,
1996, the closing sale price of the Common Stock on the NASDAQ National Market System was $2 11/16. The following table reflects in dollars the high and low closing sale prices for EXECUTONE's Common Stock as reported by the NASDAQ National Market System for the periods indicated:


Fiscal Period		 	        High		                    Low
1996
First Quarter		       $3 7/16                    $2 3/16
Second Quarter	        3 3/4	                     2 5/8
Third Quarter		        3 1/4	                     2 5/16
Fourth Quarter	        3 1/16                	    2 3/8

1995
First Quarter		       $3 7/16                	   $2 15/16
Second Quarter		       3 3/8	                     2 1/8
Third Quarter		        2 7/8	                     2 1/8
Fourth Quarter		       2 7/8	                     2 1/8



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

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders of
EXECUTONE Information Systems, Inc.:

We have audited the accompanying consolidated balance sheets of EXECUTONE Information Systems, Inc. (a
Virginia corporation) and subsidiaries as of December
31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years ended December 31, 1996. These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EXECUTONE Information Systems, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years ended December
31, 1996, in conformity with generally accepted accounting principles.





ARTHUR ANDERSEN LLP




Stamford, Connecticut,
January 31, 1997

STOCKHOLDER INFORMATION


CORPORATE HEADQUARTERS	                     		INDEPENDENT PUBLIC ACCOUNTANTS
EXECUTONE Information Systems, Inc.	    	     Arthur Andersen LLP
478 Wheelers Farms Road		                   		Champion Plaza
Milford, Connecticut 06460              			   400 Atlantic Street
(203) 876-7600			                             Stamford, Connecticut 06912-0021
http://www.executone.com
		                                            OUTSIDE COUNSEL
STOCK AND WARRANT TRANSFER AGENT   	    	     Hunton & Williams
American Stock Transfer and Trust Company     Riverfront Plaza
40 Wall Street                         					  951 East Byrd Street
New York, New York 10005	              	      Richmond, Virginia 23219

BOND TRANSFER AGENT	            			           ADDITIONAL INFORMATION
U.S. Trust Company of New York                A copy of EXECUTONE's Annual
114 West 47th Street                          Report on Form 10-K, which is
New York, New York 10036-1532        	        filed with the Securities and
                                              Exchange Commission, is
                                              available without charge by
                                              writing to:

                     				                     David Krietzberg
             				  	                          Treasurer/Investor Relations
					                                         Corporate Headquarters




DIRECTORS AND OFFICERS

BOARD OF DIRECTORS
Alan Kessman					                             Jerry M. Seslowe   2
Chairman of the Board				                     Managing Director
					                                         Resource Holdings, Ltd.
Stanley M. Blau 1
Vice Chairman

Thurston R. Moore 1
Partner
Hunton & Williams

Richard S. Rosenbloom  2
David Sarnoff Professor of Business Administration
Harvard Business School

1  Audit committee member
2  Compensation committee member





OFFICERS
Alan Kessman				                              Anthony R. Guarascio
President and Chief Executive Officer	        Vice President, Finance
			                                           Chief Financial Officer

Andrew Kontomerkos                            Michael W. Yacenda
Senior Vice President, Hardware               Executive Vice President
Engineering and Production                    President, Unistar

Israel J. Hersh                               Vic Northrup
Vice President,                               Vice President,
Software Engineering                          Computer Telephony

Barbara C. Anderson                           Elizabeth Hinds
Vice President, General Counsel               Vice President,
and Secretary                                 Human Resources

Frank J. Rotatori                             James E. Cooke III
Vice President,                               Vice President,
Healthcare Communications                     National Accounts

Robert W. Hopwood                             Shlomo Shur
Vice President, Operations                    Senior Vice President,
Unistar                                       Advanced Technology




29