Form 10-K405, Exhibit 13
period 1997-12-31
EXECUTONE INFORMATION SYSTEMS INC
filed 1998-04-15
CIK 725282

EXHIBIT 13

ANNUAL REPORT TO SHAREHOLDERS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

EXECUTONE Information Systems, Inc. (the Company) develops, markets and supports voice and data communications systems. Products and services include telephone systems, voice mail systems, inbound and outbound call center systems and specialized healthcare communications systems. The Company's UniStar Entertainment indirect subsidiary has the exclusive right to design, develop and manage the National Indian Lottery (NIL). The Company's products are sold under the EXECUTONE'r', INFOSTAR'r', IDS'tm', LIFESAVER'tm' and INFOSTAR/ILS'tm' brand names through a national network of independent distributors and company direct sales and service employees.

Revenues are derived from product sales to distributors, direct sales of healthcare products, and direct sales to national accounts and government customers, as well as installations, additions, changes, upgrades or relocation of previously installed systems, maintenance contracts, and service charges to the existing base of healthcare, national account and government customers.

1997 COMPARED TO 1996

Results of Operations

On May 31, 1996, the Company sold substantially all of its direct sales and services organization, including its long-distance reseller business (hereinafter referred to as the "sale of the direct offices"), for consideration valued at $69.6 million to Clarity Telecom Holdings, Inc. d/b/a Executone Business Solutions (Clarity, subsequently known as Claricom). As a result of the business sales and dispositions consummated during the first half of 1996, including the sale of the direct offices, the financial results for 1997 are not comparable to 1996, other than on certain measures of overall profitability. During 1997, the Company generated approximately $0.1 million in operating income compared to an operating loss of $3.4 million in 1996. The Company had a net loss of $0.2 million, or $0.00 per share in 1997, compared to a net loss of $2.6 million, or ($0.05) per share in 1996, excluding the gain on the sale of the direct offices.

The 1997 results, while improved over 1996, were not in line with the Company's expectations. Increased revenues achieved by the Healthcare Communications business in 1997 along with the non-recurring expenses incurred in the first half of 1996 relating to the sale of the direct sales offices were the primary reasons for the year over year improvement. However, these favorable variances were largely offset by the much lower than anticipated sales levels to the Company's largest distributor.

Computer Telephony

The mission of the Computer Telephony (CT) business is to develop and distribute telephony products that are easy to install, easy to maintain, easy to use and create value for its customers. CT offers a complete portfolio of applications built upon the IDS'tm' family of digital telephone systems. Products range from PBXs for small to medium-sized businesses to standards-compliant computer telephony applications, LAN and Internet-based applications, including voice mail, unified messaging, automatic call distribution (ACD), callback predictive dialing and wireless communications. This business targets the under-400-extension market segment. Customers range from small companies with fewer than ten employees to large national accounts and government agencies.

CT markets its products through independent distribution and direct sales. The direct sales effort focuses on product and service sales to National and Government Accounts. The Company utilizes its independent distribution channel to service and install direct company sales through a National Account Service Arrangement with the independent channel. CT had 1997 revenues of $117.2 million, compared to $129.4 million in 1996. The decrease in revenue is due to a $16.0 million decrease in sales to Claricom, the purchaser of the direct offices and the Company's largest distributor during 1997. For comparability, the 1996 revenue includes sales revenue to the former direct sales and service organization prior to the sale. Excluding Claricom, the remainder of the independent distribution channel increased revenue by $6.4 million, or 22%, compared to 1996. Revenues from the retail portion of CT were largely stable year over year. Repair revenue decreased approximately $2 million, primarily due to lower Claricom activity, and LCR revenues increased almost 50% to $1.8 million.

The reduced level of sales to Claricom, the Company's largest distributor, had a significant impact on the financial results for 1997. Effective April 1, 1998, Claricom became a non-exclusive distributor of the Company's products in all parts of its territory. It is the Company's intention to supplement sales in the Claricom territories with additional distribution. The Company has identified other distributors to sell the Company's products in certain parts of Claricom's territory, which will give the Company the ability over time to increase revenues by adding alternative distribution in Claricom territories.

Since Claricom accounted for more than 10% of the Company's revenues in 1997 and is expected to continue to represent a large portion of the Company's revenues, the reduction of sales to Claricom could have a material adverse effect on the Company if the Company could not supplement the shipments to the Claricom territories with other alternative distribution. The Company believes that within a reasonable period of time it can establish alternative distribution channels in Claricom's major markets to supplement the reduced volume from Claricom. However, the Company cannot state with certainty when, or the extent to which, such alternative distribution arrangements will be completed or their effect on revenues.

Healthcare Communications

The mission of the Healthcare Communications business is to provide a full array of solutions that enable healthcare facilities to realize a substantial savings in operating costs without compromising the quality of patient care. Integrated on the scaleable Healthcare Communications Platform (HCP), healthcare products are designed to improve patient care quality, prevent technological obsolescence and increase staff productivity. Products range from traditional nurse call systems, intercoms and room status indicators to more sophisticated patient reporting systems, infrared locating systems and wireless technologies. All of these products can be seamlessly integrated to enhance a facility's communications and information networking. Healthcare customers include hospitals, surgical centers, nursing homes and assisted living centers.

Revenues for 1997 were $39.0 million compared to $30.2 million in 1996 due to an increase in new installations, system upgrades and expansions.

Other Matters

Interest expense decreased to $2.0 million in 1997 from $2.7 million in 1996 due to a decrease in the debt outstanding during 1996 after the sale of the direct offices. The proceeds of the sale in 1996 were used to repay the then entire outstanding balance on the Company's revolving credit facility. Other income, net, decreased by $0.3 million compared to 1996 primarily due to lower interest income on invested cash.

The Company accounts for income taxes in accordance with FAS No. 109, "Accounting for Income Taxes". For the year ended December 31, 1997, the Company recorded a tax benefit of $0.1 million. The tax benefit for the year increased the deferred tax asset reflecting an increase in tax benefits to be utilized in the future. As of December 31, 1997, the deferred tax asset of $18.6 million represents the expected benefits to be received from the utilization of tax benefit carryforwards. The Company believes that the deferred tax asset will more likely than not be recognized in the carryforward periods.

For the years ended December 31, 1997 and 1996, more than 10% of the Company's revenues were derived from a single independent distributor, Claricom. Revenues, net of discounts, were $29.3 million and $31.7 million for 1997 and the seven-month period after the sale of the direct sales and service organization in 1996, respectively. Had the sale to Claricom taken place at the beginning of 1996, it is estimated that Claricom revenues for 1996 would have been $45.3 million. This includes $13.6 million in sales to the former direct sales and service organization prior to the sale to Claricom. See "Computer Telephony" above. In 1997, the Company adopted FAS No. 128, "Earnings per Share," effective for periods ending after December 15, 1997. As a result, the Company's reported earnings per share for prior years were restated. The effect of this accounting change on previously reported earnings per share data was to increase 1996 basic earnings per share by $0.01 compared to the original calculation of primary earnings per share pursuant to APB No.
15. Earnings per share did not change for 1997 or 1995.

During 1996, the Company adopted FAS No. 123, "Accounting for Stock-Based Compensation". In compliance with the provisions of the new statement, the Company has elected to continue to apply APB Opinion 25 in accounting for its stock compensation plans and, accordingly, has not recognized compensation expense for its plans. If compensation cost had been determined in accordance with FAS No. 123, net income would have been reduced by $0.2 million, $0.1 million and $0.3 million for 1997, 1996 and 1995, respectively. The change in earnings per share would have been immaterial for each of the three years.

The Company has conducted a review of its computer systems to identify systems that could be affected by the "Year 2000" issue. Systems that do not properly recognize such information could generate erroneous data or fail. Although the Company estimates the cost to resolve the Year 2000 issue through its current software system is less than $0.5 million, it has decided as part of its long-term information systems plan to convert to a new and more comprehensive software system which will cost approximately $2 million, including installation and data conversion costs. These costs will be capitalized and depreciated over the expected service life of the system beginning in 1999. The Company believes that the conversion to new software will resolve the Year 2000 issue. However, if the conversion is not completed timely, the Year 2000 problem may have a material impact on the operations of the Company.

Unistar

On December 19, 1995, the Company acquired 100% of the common stock of Unistar Gaming Corporation (Unistar Gaming) for 3.7 million shares of the Company's common stock valued at $5.4 million and 350,000 shares of newly issued preferred stock valued at $7.3 million. Unistar Gaming was privately-held prior to the acquisition. Its subsidiary, UniStar Entertainment, Inc. (UniStar), has an exclusive five-year contract ending January 2003 to design, develop, finance and manage the NIL for the Coeur d'Alene Tribe of Idaho ("CDA" or "the Tribe"). See Note L of the Notes to Consolidated Financial Statements for the terms of the agreement with the Tribe.

The initial goal of the investment in UniStar was to establish and manage a telephone lottery that could be played by any individual of majority age, residing in one of the 36 states or the District of Columbia that currently operates a state-run lottery. In the original telephone-based lottery, it was contemplated that calls via an 800 number would be processed with interactive voice response equipment or live agents located on the Tribe's Reservation in Idaho using ACD software to process nationwide lottery sales. The NIL business plan has evolved in response to legal challenges to encompass Internet-based instant lottery games, and as of January 1998, a local, non-toll-free telephone and Internet-accessible weekly draw lottery. The Company has made a significant investment in UniStar, which upon acquisition created 8% dilution to the Company's stockholders and, subsequent to the acquisition, has totaled an additional $11.3 million in cash. In 1997, the Company invested $6.7 million as part of the cost to develop the software systems, building and other costs related to the project, $5.9 million of which have been recorded as assets on the balance sheet. The total UniStar investment as of December 31, 1997 is $25.4 million, including $15.8 million in goodwill and $8.0 million in other assets with the remainder consisting of funded UniStar expenses. In the opinion of the Company's management, this investment is justified based upon the potential returns.

In an attempt to block the NIL, certain states filed letters under 18 U.S.C.
Section 1084 to prevent the long-distance carriers from providing telephone service to the NIL. In 1995, the CDA initiated legal action against AT&T Corporation (AT&T) to compel the long-distance carriers to provide telephone service to the NIL. The CDA's position is that the lottery is authorized by the Indian Gaming Regulatory Act (IGRA) passed by Congress in 1988, that IGRA preempts state law, and that 18 U.S.C. Section 1084 is inapplicable and, therefore, the states lack authority to issue the Section

1084 notification letters to any carrier. On February 28, 1996, the CDA Tribal Court ruled that CDA had satisfied all requirements of IGRA and the Section 1084 letters issued by certain state attorneys general in an effort to interfere with the lawful operation of the NIL are invalid. In addition, the Tribal Court ruled that the long-distance carriers cannot refuse to provide telephone service based upon 18 U.S.C. Section 1084. On July 2, 1997, the Tribal Appellate Court affirmed the lower Tribal Court's rulings and analysis, upholding the CDA's right to conduct the telephone lottery. On August 22, 1997, AT&T filed a complaint for declaratory judgment in the U.S. District Court in Idaho against the CDA, seeking a federal court ruling as to the enforceability of the Tribal Court's May 1, 1996 order affirming the CDA's right to conduct the telephone lottery. The CDA has answered that complaint.

On May 28, 1997, the State of Missouri brought an action in the Missouri Circuit Court in Kansas City against UniStar and the CDA to enjoin the NIL's US Lottery Internet instant games offered by the CDA and managed by UniStar. The complaint sought civil penalties, attorneys fees and court costs. The complaint alleged that the US Lottery violates Missouri anti-gaming laws and that the marketing and promotion of the US Lottery violate the Missouri Merchandising Practices Act. The CDA and UniStar removed the case to the U.S. District Court for the Western District of Missouri, which denied the State's subsequent motion to remand the case back to the state court. The Court subsequently granted a motion to dismiss CDA from the case based on sovereign immunity. The Court denied the motion to dismiss UniStar based on sovereign immunity, although the Court indicated it might reconsider that decision. UniStar filed a motion for reconsideration of its motion for dismissal.

On January 28, 1998, the State of Missouri sought to dismiss voluntarily the existing case against UniStar and filed the next day, a new action against the Company, UniStar and two tribal officials, with essentially the same allegations, in state court. The State obtained a temporary restraining order from a state judge enjoining the marketing of the Internet and telephone lottery in the State of Missouri. On February 5, 1998, the U. S. District Court for the Eastern District of Missouri ruled that this second case also should be heard in federal court, transferred the second case to the Western District of Missouri where the original case had been filed, and dissolved the state court's temporary restraining order, effective February 9, 1998. A motion to dismiss the second case based on the sovereign immunity of all the defendants and a motion to abstain in favor of the jurisdiction of the CDA Tribal Court are pending. The state has noticed its appeal of the federal district court's rulings to the Eighth Circuit Court of Appeals.

On September 15, 1997, the State of Wisconsin, by its Attorney General, filed an action in the Wisconsin State Circuit Court for Dane County against the Company, UniStar and the CDA, to permanently enjoin the US Lottery offered by the Tribe on the Internet and managed by UniStar. The complaint alleges that the offering of the US Lottery violates Wisconsin anti-gambling laws and that legality of the US Lottery has been misrepresented to Wisconsin residents in violation of state law. In addition to an injunction, the suit seeks restitution, civil penalties, attorneys' fees and court costs. The Company, UniStar and the CDA have removed the case to the U.S. District Court in Wisconsin. On February 18, 1998, the District Court dismissed the Tribe from the case based on sovereign immunity and dismissed the Company based on the State's failure to state a claim against the Company. Motions to dismiss the case against UniStar were denied. UniStar has filed its notice of appeal of this decision to the Seventh Circuit Court of Appeals.

The NIL conducts business under the US Lottery trade name. The US Lottery began test marketing its Instant ticket games on the Internet in July 1997. Through December 31, 1997, the US Lottery generated revenues of $1.5 million. On January 20, 1998, the US Lottery launched its first Draw game, the Super6. Tickets for the Super6 can be purchased either over the Internet or by telephone. As of March 31, 1998, the registered base of the US Lottery was approximately 21,000 people with about 3,000 active players. Due to advertising, professional fees and other startup costs, the NIL has yet to generate a profit. As a result, UniStar has not recognized any revenue as of December 31, 1997.

There are market and legal risks associated with the development of the NIL. The Company believes there is a national market for the NIL based upon research into the experience of other national lotteries and the growth of the overall lottery market. However, there is no assurance that there will be acceptance of a telephone or Internet lottery. Based upon the ruling of the Tribal Appellate Court affirming the CDA's right to conduct the telephone lottery and opinions from outside legal counsel, the Company also believes that the legal decision rendered by the CDA Tribal Court and affirmed by the Tribal Appellate Court will ultimately be affirmed by the Idaho federal court. The Company believes that UniStar also will prevail in the Missouri and Wisconsin lawsuits. However, there is no assurance of such a legal outcome. In the event that the telephone and Internet lotteries do not attain the level of market acceptance anticipated by the Company or if the outcome of the pending lawsuits is adverse, the Company would have to reevaluate its investment in UniStar.

SUBSEQUENT EVENTS

Corporate Reorganization

On January 8, 1998, the Company announced the beginning of the restructuring of its businesses and the retirement of its Chief Executive Officer (CEO). These announcements have resulted in several related charges which will be reflected in the consolidated financial statements for the first quarter of 1998.

Alan Kessman, Chairman and CEO of the Company announced his intention to retire from the management of the day-to-day operations of the Company. In accordance with the diminishment of responsibility section of his employment continuity agreement, Mr. Kessman will receive a severance payment of $1.3 million. The Company will establish a reserve for this cost during the first quarter of 1998.

The Company has retained an executive search firm to find a successor for Mr. Kessman, who has agreed to remain in his current position until his successor is selected. The Company has incurred approximately $0.2 million in expenses to recruit a new CEO which will be expensed as part of the restructuring charge in the first quarter of 1998.

In addition, the Company has restructured current operations which resulted in a workforce reduction during January and February 1998. The Company will incur approximately $0.6 million for severance, benefits and other restructuring charges in the first quarter of 1998.

As previously announced, Furman Selz LLC has been hired to advise the Company as to certain financing and corporate restructuring options. Based upon advice of Furman Selz and the recommendation of a special committee of the Board of Directors, the Board has determined that it is in the best interests of the shareholders of the Company to separate the business of the Company's UniStar subsidiary from the operations of its computer telephony and healthcare communications businesses. The Company expects, subject to completion of further analysis and receipt of necessary approvals, that the separation would be effected through a taxable distribution to shareholders later this year.

During the first quarter of 1998, the Company incurred approximately $0.2 million in advisory expenses related to preparation and review of corporate restructuring options. Future expenses will be dependent upon the form and nature of the corporate restructuring. The Company is also pursuing a plan to retain and motivate key employees, the details of which are expected to be concluded by the second quarter of 1998.

In total, the Company expects to record a restructuring charge of approximately $2.3 million during the first quarter of 1998.

Amended Distributor Agreement with Claricom

On March 30, 1998, the Company entered into an Amended and Restated Distributor Agreement with Claricom (the "Amended Agreement"). The Amended Agreement, effective April 1, 1998 and continuing through December 31, 2001, provides, among other things, that Claricom will be a non-exclusive distributor of the Company's telephony products and that Claricom can market products competing with those sold by the Company. Upon execution of the Amended Agreement, Claricom released to the Company the $5 million plus interest being held in escrow to satisfy potential indemnity claims under the 1996 Asset Purchase Agreement and waived all potential contract claims under the prior distributor agreement.

1996 COMPARED TO 1995

Results of Operations

With the sale of the direct offices and the sale of the Videoconferencing division in 1996, the year as a whole was not comparable to 1995 other than on overall measures of profitability such as operating or net income. In addition, with the timing of the sale, the first half of 1996 is not comparable to the second half of 1996 either on a financial or operational basis. For the first six months of 1996, the primary mission of the Company, and the primary focus of management resources, was to complete the sale of the direct offices while transitioning the Company, adversely affecting operating results. For the second six months of 1996, the Company operated on a post-sale standalone basis. Excluding the gain on the sale of businesses, operating income for the six-month period ended December 31, 1996 was $7.3 million compared to an operating loss of $10.7 million for the first six months of 1996. Net income for the six-month period ended December 31, 1996 was $4.4 million, or $0.09 per share, compared to a net loss of $7.0 million, or ($0.14) per share, for the first six months of 1996.

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

In June 1996, the Company sold its Videoconferencing division to BT Visual Images LLC for a $0.2 million note, royalties on videoconferencing revenue through June 1998 and contingent consideration related to the sale of inventory transferred to the buyer as part of the sale. The Company recorded a reserve for loss of $3.9 million on the transaction during the three-month period ended March 31, 1996. The Company has filed a legal action against GPT Video Systems, with whom the Company terminated its distribution agreement for failure to deliver properly functioning videoconferencing products on a timely basis, which case is in the discovery stages.

In April 1996, the Company also sold its Inmate Calling business for $0.5 million in cash and notes and recorded a pretax loss of $1.0 million.

CT includes independent distribution, National Accounts and Government Systems. Revenues for 1996, excluding revenues derived from the business sold, were $129.4 million, of which $76.1 million was generated during the last six months of 1996. Sales to Claricom totaled $31.7 million during the seven-month, post-sale period. Healthcare revenues for 1996 were $30.2 million, of which $17.3 million was generated during the last six months of 1996. Selling, general and administrative costs were higher than anticipated as the transition of post-sale administrative functions such as billing and inventory control was more costly than planned.

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity is represented by cash, cash equivalents and cash availability under its existing credit facilities. The Company's liquidity was approximately $28 million, $50 million and $23 million as of December 31, 1997, 1996 and 1995, respectively.

At December 31, 1997 and 1996, cash and cash equivalents amounted to $7.7 million and $27.7 million, respectively, or 11% and 32% of current assets, respectively. The $20.0 million decrease in cash and cash equivalents was used to repurchase $4.9 million of the Company's common stock, fund $5.8 million in operating activities, purchase $1.5 million in capital equipment and fund $5.6 million relating to the Company's investment in UniStar. Cash used by operating activities was $5.8 million compared to $11.0 million in 1996. The decrease in cash used by operating activities is primarily due to the decrease in average trade receivables due to lower revenues over the periods.

Total debt at December 31, 1997 was $15.6 million, an increase of $0.9 million from $14.7 million at December 31, 1996. The increase in debt is due to $1.8 million in capital lease obligations incurred in connection with equipment acquisitions and an increase to the carrying value of the convertible subordinated debentures of $0.3 million due to accretion, offset by $1.2 million in debt repayments on other borrowings.

Proceeds from the sale of the direct offices included $5.0 million of cash which was held in escrow and reported on the consolidated balance sheet as of December 31, 1997 and 1996 as restricted cash. These funds were released to the Company by Claricom on March 31, 1998.

The Company obtained a new revolving credit facility (the Credit Facility) in October 1997. The $35 million Credit Facility is unsecured and expires in January 2000. It consists of a revolving line of credit providing for direct borrowings and letter of credit advances, subject to availability. Direct borrowings and letter of credit advances are made available pursuant to a formula that measures total outstanding debt in relation to cash, accounts receivable and earnings before interest, taxes, depreciation and amortization. The Credit Facility agreement contains certain restrictive covenants that include, among other things, limitations on total outstanding debt, minimum levels of consolidated net worth and maximum levels of capital expenditures and capitalized leases. During 1997, the Company was in compliance with all such financial covenants. Interest rates are also subject to adjustment based upon certain financial ratios. Refer to Note C of the Notes to Consolidated Financial Statements.

Required principal payments for debt in 1998 are approximately $1.0 million. The Company believes that borrowings under the Credit Facility and cash flow from operations will be sufficient to meet working capital and other requirements for 1998.

SELECTED FINANCIAL DATA

The following is selected financial data for EXECUTONE for the five years ended December 31, 1997. (In thousands, except for per share amounts)


                                                              Years Ended December 31,
                                    ---------------------------------------------------------------------------------
                                    1997               1996            1995              1994              1993
                                    ---------------------------------------------------------------------------------


Revenues (1)                        $156,396          $212,022          $296,393         $291,969          $271,765
                                    ========          ========          ========         ========          ========

Income (Loss) Before
    Income Taxes From
    Continuing Operations(2)        $   (358)         $ 39,782          $(39,221)        $ 10,041          $  7,580
                                    ========          ========          ========         ========          ========

Income (Loss) From
    Continuing Operations           $   (221)         $ 24,162          $(36,934)        $  6,734          $  4,903

Income From
    Discontinued Operations,
    Net of Taxes(3)                      ---               ---               ---              757               298

Extraordinary Item - Loss on
    Extinguishment of Debt,
    Net of Taxes(4)                      ---              (355)              ---              ---              ---
                                    --------          --------          --------         --------          -------

Net Income (Loss)                   $   (221)         $ 23,807          $(36,934)        $  7,491          $ 5,201
                                    ========          ========          ========         ========          =======

EARNINGS (LOSS) PER SHARE:
    Continuing Operations           $    ---          $   0.47          $  (0.79)        $   0.15          $  0.15
    Discontinued Operations              ---               ---               ---             0.02             0.01
    Extraordinary Item                   ---             (0.01)              ---              ---              ---
                                    --------          --------          --------         --------          -------
    Net Income (Loss)               $    ---          $   0.46          $  (0.79)        $   0.17          $  0.16
                                    ========          ========          ========         ========          =======

DILUTED EARNINGS (LOSS) PER SHARE:
    Continuing Operations           $    ---          $   0.46          $  (0.79)        $   0.14          $  0.10
    Discontinued Operations              ---               ---               ---             0.02             0.01
    Extraordinary Item                   ---             (0.01)              ---              ---              ---
                                    --------          --------          --------         --------          -------
    Net Income (Loss)               $    ---          $   0.45          $  (0.79)        $   0.16          $  0.11
                                    ========          ========          ========         ========          =======

Total Assets                        $138,864          $152,009          $167,844         $189,481         $175,555
                                    ========          ========          ========         ========         ========

Long-Term Debt                      $ 14,643          $ 13,837          $ 29,829         $ 24,698         $ 32,279
                                    ========          ========          ========         ========         ========

Cash Dividends Declared
    Per Share (5)                   $    ---          $    ---          $    ---         $    ---         $    ---
                                    ========          ========          ========         ========         ========

(1) The decline in revenues in 1997 and 1996 from prior years is attributable to the sale of the Company's direct sales and service organization (DSOs) in May 1996 (See Note M).

(2) The 1996 financial results included a pretax gain on the sale of the Company's DSO's of $48.9 million (See Note M). The 1995 financial results included a restructuring charge of $44.0 million (See Note N).

(3) Discontinued operations are presented for the Vodavi Communications Systems Division (VCS) which was sold in March 1994.

(4) The 1996 extraordinary item relates to the write-off of deferred debt issue costs associated with the Company's revolving credit facility repaid in June 1996.

(5) The Company has not declared or paid any cash dividends on its Common Stock. Refer to "Stock Data".

EXECUTONE INFORMATION SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except for per share amounts)





                                                                        Years Ended December 31,
                                                             1997                 1996                1995
                                                             ----                 ----                ----

REVENUES                                                     $156,396            $212,022            $296,393

COST OF REVENUES                                              103,387             132,510             173,536
                                                            ---------            --------           ---------
    Gross Profit                                               53,009              79,512             122,857
                                                            ---------            --------           ---------

OPERATING EXPENSES:
    Product development and engineering                        12,794              13,773              14,703
    Selling, general and administrative                        40,125              69,180             100,520
    Provision for restructuring and unusual items
        (Note N)                                                  ---                 ---              44,042
                                                            ---------            --------           ---------
                                                               52,919              82,953             159,265
                                                            ---------            --------           ---------
OPERATING INCOME (LOSS)                                            90              (3,441)            (36,408)

INTEREST EXPENSE                                               (1,985)             (2,707)             (3,920)
NET GAIN ON SALE OF BUSINESSES (Note M)                           ---              44,060                 ---
OTHER INCOME, NET                                               1,537               1,870               2,129
ACQUISITION COSTS (Note M)                                        ---                 ---              (1,022)
                                                            ---------            --------           ---------
INCOME (LOSS) BEFORE INCOME TAXES                                (358)             39,782             (39,221)

PROVISION (BENEFIT) FOR INCOME TAXES:
    Cash                                                            6               4,200                 350
    Noncash (Note D)                                             (143)             11,420              (2,637)
                                                           ----------            --------           ---------
                                                                 (137)             15,620              (2,287)
                                                           ----------            --------           ---------

INCOME (LOSS) BEFORE EXTRAORDINARY ITEM                          (221)             24,162             (36,934)
Extraordinary item - loss on extinguishment
    of debt (net of income tax benefit of $238)                   ---                (355)                ---
                                                           ----------            --------           ---------

NET INCOME (LOSS)                                          $     (221)           $ 23,807           $ (36,934)
                                                           ==========            ========           =========

EARNINGS (LOSS) PER SHARE:
    INCOME (LOSS) BEFORE EXTRAORDINARY
       ITEM                                                $      ---            $   0.47           $   (0.79)
    EXTRAORDINARY ITEM                                            ---               (0.01)                ---
                                                           ----------            --------           ---------
    NET INCOME (LOSS)                                      $      ---            $   0.46           $   (0.79)
                                                           ==========            ========           =========

DILUTED EARNINGS (LOSS) PER SHARE:
    INCOME (LOSS) BEFORE EXTRAORDINARY
       ITEM                                                $      ---            $   0.46           $   (0.79)
    EXTRAORDINARY ITEM                                            ---               (0.01)                ---
                                                           ----------            --------           ---------
    NET INCOME (LOSS)                                      $      ---            $   0.45           $   (0.79)
                                                           ==========            ========           =========

AVERAGE COMMON SHARES OUTSTANDING:
         BASIC                                                 49,655              51,712              46,919
                                                           ==========            ========           =========
         DILUTED                                               49,655              52,251              46,919
                                                           ==========            ========           =========

The accompanying notes are an integral part of these consolidated statements.

EXECUTONE INFORMATION SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS


(In thousands)                                                          Years Ended December 31,
                                                              1997                1996                1995
                                                              ----                ----                ----
CASH FLOWS FROM OPERATING ACTIVITIES:
    Income (loss) before extraordinary item                 $    (221)           $ 24,162            $(36,934)
    Adjustments to reconcile net income (loss) to net
      cash used by operating activities:
      Depreciation and amortization                             2,969               4,242               6,093
      Deferred income tax provision (benefit)                    (137)             11,420              (2,637)
      Net gain on sale of businesses (Note M)                     ---             (44,060)             (1,087)
      Provision for restructuring and unusual items
         (Note N)                                                 ---                 ---              44,042
      Provision for losses on accounts receivable                 277               1,921               1,440
      Other, net                                                  201                (465)               (250)
    Changes in working capital items:
      Accounts receivable                                       5,439              (8,754)             (4,205)
      Inventories                                              (3,893)              1,048              (3,121)
      Accounts payable and accruals                            (8,779)             (2,857)             (9,402)
      Other working capital items, net                         (1,668)              2,375               2,177
                                                            ---------            --------            --------

NET CASH USED BY OPERATING ACTIVITIES                          (5,812)            (10,968)             (3,884)
                                                            ---------            --------            --------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property and equipment                         (1,469)             (2,534)             (3,457)
    Dispositions of businesses                                    ---              56,948                 125
    Investment in UniStar                                      (5,556)             (4,182)                ---
    Proceeds from sale of VCS                                     ---                 ---               1,200
    Other, net                                                 (1,325)                298                 822
                                                            ---------            --------            --------
NET CASH (USED) PROVIDED BY
    INVESTING ACTIVITIES                                       (8,350)             50,530              (1,310)
                                                            ---------            --------            --------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Borrowings (repayments) under revolving credit
     facility                                                     ---             (15,445)              4,478
   Repayments of other long-term debt                          (1,182)             (1,134)               (622)
   Repurchase of stock                                         (4,893)             (4,554)               (810)
   Proceeds from issuance of stock                                268                 819               1,641
   Other borrowings                                               ---                 356                 750
                                                            ---------            --------            --------
NET CASH (USED) PROVIDED BY FINANCING
   ACTIVITIES                                                  (5,807)            (19,958)              5,437
                                                            ---------            --------            --------
INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS                                       (19,969)             19,604                 243
CASH AND CASH EQUIVALENTS - BEGINNING
   OF YEAR                                                     27,696               8,092               7,849
                                                            ---------            --------            --------
CASH AND CASH EQUIVALENTS - END
  OF YEAR                                                   $   7,727            $ 27,696            $  8,092
                                                            =========            ========            ========


The accompanying notes are an integral part of these consolidated statements.

EXECUTONE INFORMATION SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS



(In thousands, except for share amounts)                         December 31,              December 31,
                                                                     1997                      1996
                                                                 ------------              -----------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                        $  7,727                 $ 27,696
   Restricted cash                                                     5,084                      ---
   Accounts receivable, net of allowance
      of $1,814 and $2,106                                            33,403                   38,992
   Inventories                                                        20,436                   16,814
   Prepaid expenses and other current assets                           4,091                    3,099
                                                                    --------                 --------
   Total Current Assets                                               70,741                   86,601

RESTRICTED CASH                                                          ---                    5,031
PROPERTY AND EQUIPMENT, net                                            7,767                    7,578
INTANGIBLE ASSETS, net (Note L)                                       19,765                   19,893
DEFERRED TAXES                                                        18,577                   18,434
OTHER ASSETS                                                          22,014                   14,472
                                                                    --------                 --------
                                                                    $138,864                 $152,009
                                                                    ========                 ========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Current portion of long-term debt                               $    951                 $    882
    Accounts payable                                                  23,009                   26,666
    Accrued payroll and related costs                                  3,007                    3,398
    Accrued liabilities                                               13,123                   17,956
    Deferred revenue and customer deposits                             2,541                    3,164
                                                                    --------                 --------
    Total Current Liabilities                                         42,631                   52,066

LONG-TERM DEBT                                                        14,643                   13,837
OTHER LONG-TERM LIABILITIES                                            1,092                      759
                                                                    --------                 --------
    Total Liabilities                                                 58,366                   66,662
                                                                    --------                 --------

STOCKHOLDERS' EQUITY:
    Common stock:  $.01 par value; 80,000,000 shares
        authorized; 49,660,359 and 51,173,755 issued and
        outstanding                                                      497                      512
    Preferred stock:  $.01 par value; Cumulative Convertible
      Preferred Stock (Series A), 250,000 shares authorized,
      issued and outstanding; Cumulative Contingently
      Convertible Preferred Stock (Series B), 100,000 shares
      authorized, issued and outstanding                               7,300                    7,300
    Additional paid-in capital                                        71,500                   76,113
    Retained earnings (since July 1, 1988)                             1,201                    1,422
                                                                    --------                 --------
    Total Stockholders' Equity                                        80,498                   85,347
                                                                    --------                 --------
                                                                    $138,864                 $152,009
                                                                    ========                 ========



The accompanying notes are an integral part of these consolidated balance sheets.

EXECUTONE INFORMATION SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY




(In thousands,  except for                Common  Stock          Preferred Stock        Additional     Retained       Total
  share amounts)                         ------------------      ------------------      Paid-In      Earnings    Stockholders'
                                         Shares      Amount      Shares      Amount      Capital      (Deficit)      Equity
                                         ------      ------      ------      ------      -------      ---------      ------
Balance at December 31, 1994            45,647,894    $456         ---      $  ---       $72,303       $14,549       $87,308

Proceeds from issuances of stock
    from employee stock plans            1,934,492      19                                 1,613                       1,632
Warrants exercised for common
    stock                                  363,549       4                                    (4)                        ---
Common and preferred stock issued
    to acquire Unistar (Note L)          3,700,000      37      350,000      7,300         5,374                      12,711
Common stock issued for
    investment in DCC (Note G)             353,118       4                                 1,100                       1,104
Repurchase of stock                       (340,561)     (3)                                 (807)                       (810)
Amortization of deferred
    compensation                                                                              89                          89
Net loss                                                                                               (36,934)      (36,934)
                                       -------------------------------------------------------------------------------------
Balance at December 31, 1995            51,658,492    $517     350,000      $7,300       $79,668      $(22,385)      $65,100

Proceeds from issuances of stock
    from employee stock plans              810,036       8                                   839                         847
Warrants exercised for common
    stock                                  199,431       2                                     7                           9
Repurchase of stock                     (1,494,204)    (15)                               (4,536)                     (4,551)
Amortization of deferred
    compensation                                                                             135                         135
Net income                                                                                              23,807        23,807
                                       -------------------------------------------------------------------------------------
Balance at December 31, 1996            51,173,755    $512     350,000      $7,300       $76,113        $1,422       $85,347

Proceeds from issuances of stock
    from employee stock plans              323,490       3                                   201                         204
Warrants exercised for common
    stock                                   50,000       1                                    60                          61
Repurchase of stock                     (1,886,886)    (19)                               (4,874)                     (4,893)
Net loss                                                                                                  (221)         (221)
                                       -------------------------------------------------------------------------------------
Balance at December 31, 1997            49,660,359    $497     350,000      $7,300       $71,500        $1,201       $80,498
                                       =====================================================================================


The accompanying notes are an integral part of these consolidated statements.

EXECUTONE INFORMATION SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - NATURE OF THE BUSINESS AND FORMATION OF THE COMPANY

EXECUTONE Information Systems, Inc. (the Company) develops, markets and supports voice and data communications systems. Products and services include telephone systems, voice mail systems, inbound and outbound call center systems and specialized healthcare communications systems. The Company's UniStar Entertainment indirect subsidiary (UniStar) has an exclusive five-year contract with the Coeur d'Alene Tribe of Idaho (CDA) to design, develop, finance and manage the National Indian Lottery (NIL). Products and services are sold under the EXECUTONE'r', INFOSTAR'r', IDS'tm', LIFESAVER'tm' and INFOSTAR/ILS'tm' brand names through a national network of independent distributors and direct sales and service employees. The Company's products are manufactured primarily in the United States, Malaysia, China and the Dominican Republic.

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

Earnings Per Share. Earnings per share is calculated in accordance with the provisions of FAS No. 128, "Earnings per Share", effective for periods ending after December 15, 1997. Accordingly, prior year amounts have been restated. Earnings per share is based upon the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is based upon the weighted average number of shares of common stock outstanding plus the dilutive effect of stock options and warrants outstanding during the period. Stock options and warrants, the convertible preferred stock and the convertible debentures, which are antidilutive, have been excluded from the computations.

Cash Equivalents. Cash equivalents include short-term investments with original maturities of three months or less.

Inventories. Inventories are stated at the lower of first-in, first-out (FIFO) cost or market and consist of the following at December 31, 1997 and 1996:


         (Amounts in thousands)             1997              1996
         ----------------------             ----              ----
         Raw Materials                    $  4,672           $  3,493
         Finished Goods                     15,764             13,321
                                          --------           --------
                                           $20,436            $16,814
                                           =======            =======

Intangible Assets. Intangible assets represent the excess of the purchase price of the predecessor companies acquired over the fair value of the net tangible assets acquired. The carrying value of intangibles is evaluated periodically in accordance with the provisions of FAS No. 121, "Accounting for the Impairment of Long-Lived Assets", by projecting the lowest level of future undiscounted net cash flows of the underlying businesses. If the sum of such cash flows is less than the book value of the long-lived assets, including intangibles, projected future cash flows are discounted and intangibles are adjusted accordingly. Amortization is provided over a 40-year period, except for the goodwill related to the UniStar acquisition which will be amortized beginning in 1998 over the five-year term of the management agreement (See Note L). Intangible assets at December 31, 1997 and 1996 are net of accumulated amortization of $1.1 million and $1.0 million, respectively.

Property and Equipment. Property and equipment at December 31, 1997 and 1996 consist of the following:


         (Amounts in thousands)                1997                      1996
         ----------------------                ----                      ----

         Furniture and fixtures             $      887                 $    1,992
         Leasehold improvements                  1,718                      1,813
         Machinery and equipment                16,858                     20,253
                                             ---------                 ----------
                                                19,463                     24,058
         Accumulated depreciation              (11,696)                   (16,480)
                                             ---------                 ----------
         Property and equipment, net         $   7,767                 $    7,578
                                             =========                 ==========

Depreciation is provided on a straight-line basis over the estimated economic useful lives of property and equipment which range from three to ten years for equipment. Amortization, principally of leasehold improvements, is provided over the life of the respective lease terms which range from five to ten years.

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

Fair Value of Financial Instruments. The fair value of the Company's Convertible Subordinated Debentures at December 31, 1997 is approximately $14.6 million, based upon market quotes. The carrying value of all other financial instruments included in the accompanying consolidated financial statements approximate fair value as of December 31, 1997 based upon current interest rates.

Noncash Investing and Financing Activities. The following noncash investing and financing activities took place during the three years ended December 31, 1997:


         (Amounts in thousands)                                         1997            1996            1995
         ----------------------                                         ----            ----            ----
         Note Receivable and Warrants from Sale of
             DSOs (Note M)                                           $   ---          $ 8,100        $    ---
         Restricted Cash Received from Sale of
             DSOs (Note M)                                               ---            5,031             ---
         Common and Preferred Stock issued to
             acquire Unistar (Note L)                                    ---              ---          12,711
         Notes receivable for 1995 disposition of direct sales
             offices (Note M)                                            ---              ---           1,911
         Equity investment in DCC (Note G)                               ---              ---           1,505
         Common shares exchanged to exercise options
             and warrants                                                507              549           1,137
         Capital leases for equipment acquisitions                     1,805              302             437

Refer to the consolidated statements of cash flows for information on cash-related operating, investing and financing activities.

NOTE C - DEBT

The Company's debt is summarized below at December 31, 1997 and 1996:


(Amounts in thousands)                                                        1997             1996
----------------------                                                        ----             ----

Borrowings Under Revolving Credit Facility (a)                               $   ---         $    ---
Convertible Subordinated Debentures (b)                                       12,569           12,317
Capital Lease Obligations (c)                                                  2,326            1,499
Other                                                                            699              903
                                                                             -------         --------
Total Debt                                                                    15,594           14,719
Less:  Current Portion of Long-Term Debt                                         951              882
                                                                             -------         --------
Total Long-Term Debt                                                         $14,643         $ 13,837
                                                                             =======         ========


(a) The Company obtained a new revolving credit facility (the Credit Facility) in October 1997. The $35 million Credit Facility is unsecured and expires in January 2000. It consists of a revolving line of credit providing for direct borrowings and letter of credit advances, subject to availability. Direct borrowings and letter of credit advances are made available pursuant to a formula that measures outstanding debt in relation to cash, accounts receivable and earnings before interest, taxes, depreciation and amortization. To minimize interest expense on the revolving line of credit, the Company has the option to borrow money based upon an adjusted prime borrowing rate (8.5% at December 31, 1997) or at an adjusted eurodollar rate (8.2% at December 31, 1997). Approximately $19.8 million was available at December 31, 1997 under the revolving line of credit, after giving effect to $7.2 million that was committed to cover outstanding letters of credit. The unused portion of the line of credit has a commitment fee of 0.375%. The Company repaid all amounts outstanding under the previous revolving credit facility in June 1996. No direct borrowings against the revolving credit facility were outstanding at December 31, 1997 and 1996. The Company's average outstanding indebtedness under the revolving line of credit for the year ended December 31, 1996 was $6.5 million, and the average interest rate on such indebtedness was 7.9%.

     The Credit Facility agreement contains certain restrictive covenants including, among other things, limitations on total outstanding debt, minimum levels of consolidated net worth and maximum levels of capital expenditures and capitalized leases. During 1997, the Company was in compliance with all such financial covenants. Interest rates are also subject to adjustment based upon certain financial ratios.

(b) The Company's Convertible Subordinated Debentures (the Debentures), issued in April 1986, are due March 15, 2011 and bear interest at 7 1/2%, payable March 15th and September 15th. The face value of the outstanding Debentures at December 31, 1997 was $16.4 million. The face value of the Debentures was adjusted to fair value in connection with the Company's 1988 quasi-reorganization. The Debentures are convertible at the option of the holder into Common Stock of the Company at any time on or before March 15, 2011, unless previously redeemed, at a conversion price of $10.625 per share, subject to adjustment in certain events. Subject to certain restrictions, the Debentures are redeemable in whole or in part, at the option of the Company, at par. The Debentures are also subject to annual sinking fund payments of $1.5 million. In January 1992, $15 million principal amount of Debentures with a book value of $10.1 million was exchanged for 674,865 shares of Convertible Preferred Stock and 2,999,400 Common Stock Purchase Warrants. Debentures reacquired by the Company in the debt-for-equity exchange and in connection with Warrant exercises were delivered in lieu of cash in satisfying sinking fund requirements. Thus, no cash sinking fund payment will be due on the Debentures until March 2008.

(c) The Company has entered into capital lease arrangements for office furniture, computer and test equipment with a net book value of approximately $2.3 million and $1.5 million at December 31, 1997 and 1996, respectively. Such leases have been capitalized using implicit interest rates which range from 2% to 11%.

The following is a schedule of future maturities of long-term debt at December 31, 1997:



         Years Ending December 31:                 (Amounts in thousands)
         ------------------------                  ----------------------
                  1998                                       $   951
                  1999                                           551
                  2000                                           500
                  2001                                           566
                  2002                                           261
                  Thereafter                                  12,765
                                                             -------
                                                             $15,594
                                                             =======

For the years ended December 31, 1997, 1996 and 1995, the Company made cash payments of approximately $1.8 million, $2.6 million and $3.6 million, respectively, for interest expense on indebtedness.

NOTE D - INCOME TAXES

The components of the provision (benefit) for income taxes applicable to income
(loss) from continuing operations for the three years ended December 31, 1997 are as follows:


         (Amounts in thousands)              1997             1996            1995
         ----------------------              ----             ----            ----
         Current   - Federal                $  ---          $ 1,100        $   150
                   - State                     ---            3,100            200
                   - Foreign                     6              ---            ---
                                            ------          -------        -------
                                                 6            4,200            350
                                            ------          -------        -------

         Deferred  - Federal                  (111)          11,005         (1,922)
                   - State                     (32)             415           (715)
                                            ------          -------        -------
                                              (143)          11,420         (2,637)
                                            ------          -------        -------
                                            $ (137)         $15,620        $(2,287)
                                            ======          =======        =======

For the year ended December 31, 1996, the Company recorded a deferred income tax benefit of $238,000 related to an extraordinary loss on the extinguishment of debt.

A reconciliation of the statutory federal income tax provision (benefit) to the reported income tax provision (benefit) on income (loss) from continuing operations for the three years ended December 31, 1997 is as follows:


(Amounts in thousands)                                      1997              1996           1995
----------------------                                      ----              ----           ----
Statutory income tax provision (benefit)                   $ (122)          $13,924      $(13,335)
State income taxes, net of
    federal income tax benefit                                (21)            2,364          (338)
Impairment of intangible assets                               ---               ---        11,392
Amortization of intangible assets                              45                44           171
Research and development credit                              (807)             (351)         (148)
Other                                                         768              (361)          (29)
                                                           ------           -------      --------
Reported income tax provision (benefit)                    $ (137)          $15,620      $ (2,287)
                                                           ======           =======      ========

The components of and changes in the net deferred tax asset are as follows:


                                                                            Deferred
                                                        December 31,        (Expense)    December 31,
(Amounts in thousands)                                      1996             Benefit          1997
----------------------                                  --------------     -----------   ---------
Net operating loss and tax credit carryforwards            $19,609          $  5,552        $25,161
Inventory reserves                                           4,974            (2,778)         2,196
Accrued liabilities and restructuring costs                  1,146              (740)           406
Debenture revaluation                                       (1,531)               94         (1,437)
Other                                                       (1,020)           (1,985)        (3,005)
                                                           -------          --------        -------
                                                            23,178               143         23,321
Valuation allowance                                         (4,744)             ---          (4,744)
                                                           -------          --------        -------
Deferred tax asset                                         $18,434          $    143        $18,577
                                                           =======          ========        =======


The deferred tax asset represents the benefits expected to be realized from the utilization of pre- and post-acquisition tax benefit carryforwards, which include net operating loss carryforwards (NOLs), tax credit carryforwards and the excess of tax bases over fair value of the net assets of the Company. The utilization of these tax benefits for financial reporting purposes will be reflected in the provision for income taxes each year, as applicable.

In order to fully realize the remaining deferred tax asset of $18.6 million as of December 31, 1997, the Company will need to generate future taxable income of approximately $50 million prior to the expiration of the NOLs and tax credit carryforwards. Although the Company believes that it is more likely than not that the deferred tax asset will be fully realized based on current projections of future pre-tax income, a valuation allowance has been provided for a portion of the deferred tax asset. The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carryforward period are reduced.

As of December 31, 1997, the Company has NOLs and tax credit carryforwards (subject to review by the Internal Revenue Service) available to offset future income for tax return purposes of approximately $60.5 million and $5.0 million, respectively. A portion of the NOLs and tax credit carryforwards were generated prior to the formation of the Company and their utilization is subject to certain limitations imposed by the Internal Revenue Code. The NOLs expire as follows: $25.3 million in 2004; $9.7 million in 2005; $12.3 million in 2006; $0.8 million in 2010; $12.4 million in 2012.

A reconciliation of the Company's income (loss) before taxes for financial reporting purposes to taxable income for the three years ended December 31, 1997 is as follows:



(Amounts in thousands)                                               1997             1996             1995
----------------------                                               ----             ----             ----

Income (loss) before taxes                                          $   (358)        $ 39,782       $(39,221)
Extraordinary Item                                                       ---             (592)           ---
                                                                    ---------        --------       --------
Income (loss) before taxes for financial
     reporting purposes                                                 (358)          39,190        (39,221)
Differences between income (loss) before taxes for
  financial reporting purposes and taxable income:

  Permanent differences                                                  (28)             124         28,600
                                                                    --------         --------       --------
  Book taxable income (loss)                                            (386)          39,314        (10,621)
  Net changes in temporary differences                               (12,063)         (15,282)        11,433
                                                                    --------         --------       --------
Taxable income (loss)                                               $(12,449)        $ 24,032       $    812
                                                                    ========         ========       ========

The permanent differences relate to the write-off (in 1995) and amortization of goodwill, which are not deductible, and other items which adjusted book income but are not included in determining taxable income. Changes in temporary differences principally relate to the taxable gain on the sale of businesses (in
1996), the impairment in service stock inventory (in 1995), inventory reserves and other costs accrued for book purposes, but not deducted for tax purposes until subsequently paid.

For the years ended December 31, 1997, 1996 and 1995, the Company made cash payments of approximately $0.4 million, $1.5 million and $0.2 million, respectively, for income taxes.

NOTE E - EARNINGS PER SHARE

A reconciliation of the Company's earnings (loss) per share calculations for the three years ended December 31, 1997 is as follows:



(in thousands, except for per share amounts)                       Income/(Loss)         Shares     Per Share Amount
For the year ended December 31, 1997:                              -------------         ------     ----------------
Basic and Diluted Loss Per Share:
Net Loss                                                               $  (221)          49,655         $ ---
                                                                       =======           ======         =====

For the year ended December 31, 1996:

Basic Earnings Per Share:
Income from Continuing Operations                                      $24,162           51,712         $0.47
                                                                                                        =====

Stock Options and Warrants                                                                  539
                                                                       -------           ------

Diluted Earnings Per Share:
Income from Continuing Operations                                      $24,162           52,251          $0.46
                                                                       =======           ======          =====

For the year ended December 31, 1995:

Basic and Diluted Loss Per Share:
Net Loss                                                               $(36,934)          46,919         $(0.79)
                                                                       ========           ======         ======

The Company's Convertible Subordinated Debentures (see Note C(b)) are convertible into approximately 1.5 million shares of common stock as of December 31, 1997. The shares issuable upon conversion of the Debentures were not included in the computation of diluted earnings per share because they would be antidilutive for each of the periods presented. Due to net losses for the years ended December 31, 1997 and 1995, all stock options and warrants were antidilutive, regardless of the exercise prices. Options to purchase approximately 1.0 million shares of common stock as of December 31, 1996 were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price of the shares of common stock.

The convertible preferred stock issued in connection with the acquisition of UniStar (See Note L) is antidilutive and has been excluded from the above calculations.

In 1997, the Company adopted FAS No. 128, "Earnings per Share," effective for periods ending after December 15, 1997. As a result, the Company's reported earnings per share for prior years were restated. The effect of this accounting change on previously reported earnings per share data was to increase 1996 basic earnings per share by $0.01 compared to the previously reported calculation of primary earnings per share. Earnings per share did not change for 1997 or 1995.

NOTE F - COMMITMENTS AND CONTINGENCIES

Operating Leases. The Company conducts its business operations in leased premises under noncancellable operating lease agreements expiring at various dates through 2005. Rental expense under operating leases amounted to $4.2 million, $6.3 million and $9.6 million for the years ended December 31, 1997, 1996 and 1995, respectively.

The following represents the future minimum rental payments due under noncancellable operating leases that have initial or remaining lease terms in excess of one year as of December 31, 1997:

         Years Ending December 31,                 (Amounts in thousands)
         ------------------------                  ----------------------
                 1998                                     $ 3,219
                 1999                                       3,198
                 2000                                       3,198
                 2001                                       3,323
                 2002                                       3,586
                 Thereafter                                 7,400
                                                          -------
                                                          $23,924
                                                          =======

Litigation. The Company has various lawsuits, claims and contingent liabilities arising from the conduct of business; however, in the opinion of management, they are not expected to have a material adverse effect on the results of operations, cash flow or financial position of the Company. See Note L for discussion of legal issues related to UniStar.

NOTE G - RELATED PARTY TRANSACTIONS

During 1995, the Company acquired 43% of the common stock and certain other assets of Dialogic Communications Corporation (DCC), a vendor of certain telephony products, in exchange for 353,118 shares of the Company's common stock and $100,000 cash. This investment is included in Other Assets and the related equity income is included in Other Income, Net.

NOTE H - STOCK OPTIONS AND WARRANTS

The Company has established stock option plans under which it is authorized to grant both incentive stock options and non-qualified stock options to officers and other key employees. Options are granted at a price not less than the fair market value on the date of the grant and generally become exercisable over a four-year period and expire after five years. Shares available for granting of future options under these plans total 2.3 million as of December 31, 1997.

The Company also had non-plan options outstanding at December 31, 1997, all of which were exercisable. These options expire at various dates through March 2001. Certain options include registration rights for the shares issuable thereunder.

A summary of the status of the Company's stock option plans, as well as non-plan options, as of December 31, 1997, 1996 and 1995 is as follows:



                                       1997                               1996                           1995
                             ----------------------------    -----------------------------    ---------------------------
                                               Weighted                         Weighted                        Weighted
                                                Average                          Average                         Average
                                                Exercise                         Exercise                        Exercise
                               Shares            Price          Shares            Price           Shares          Price
                             ----------------------------     ----------------------------    ---------------------------
Outstanding 1/1               1,972,485          $2.54          2,858,577         $2.18            3,977,782       $1.33
Granted                         251,400          $2.32            316,875         $2.65            1,027,500       $3.05
Exercised                      (481,786)         $1.23           (761,570)        $1.28           (1,970,760)      $0.92
Cancelled                      (231,200)         $2.71           (441,397)        $2.46             (175,945)      $2.27
                             ----------                        ----------                        -----------

Outstanding 12/31             1,510,899          $2.89          1,972,485         $2.54            2,858,577       $2.18
                              =========                        ==========                        ===========

Options exercisable
    12/31                     1,017,134          $3.04          1,335,402         $2.44            1,862,286       $1.93
                              =========                        ==========                        ===========


Information relative to options outstanding at December 31, 1997 is as follows:


                                             Options Outstanding                                Options Exercisable
                                  ----------------------------------------------             -------------------------
                                                     Weighted           Weighted                             Weighted
                                      Shares          Average           Average                Shares        Average
    Exercises                      Outstanding       Remaining          Exercise             Exercisable     Exercise
      Prices                        12/31/97         Life (yrs)          Price                12/31/97         Price
----------------                  ----------------------------------------------             -------------------------
$1.75 - $ 2.00                        251,300           1.2              $1.96                 206,300          $1.97
$2.03 - $ 2.50                        288,900           4.3              $2.35                  94,077          $2.38
$2.56 - $ 3.00                        330,769           3.1              $2.82                 200,102          $2.89
$3.10 - $20.43                        639,930           2.8              $3.55                 516,655          $3.64
                                   ----------                                               ----------
$1.75 - $20.43                      1,510,899           2.9              $2.89               1,017,134          $3.04

The fair value of options granted during 1997, 1996 and 1995 was $1.24, $1.20 and $1.09 per share, respectively. Fair value was estimated using the Black-Scholes option-pricing model with the following assumptions: expected volatility ranging from 66% to 85%, risk-free interest rate of 6.2%, an expected option life of 5.0 years and no dividend yield.

The Company applies APB Opinion 25 in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plans. If compensation cost had been determined in accordance with FAS No. 123, "Accounting for Stock-Based Compensation," net income would have been reduced by $0.2 million, $0.1 million and $0.3 million for 1997, 1996 and 1995, respectively. The change in earnings per share would have been immaterial each year.

As of December 31, 1997, the Company has warrants outstanding that permit the holders to purchase a total of 50,000 shares of Common Stock at prices ranging from $2.00 to $2.63 per share, expiring through July 2001. Warrants were exercised for 50,000, 199,431 and 488,890 shares of Common Stock for the three years ended December 31 1997, 1996 and 1995, respectively. Such exercises were at average prices of $1.21, $0.04 and $1.00 per share for the years ended December 31, 1997, 1996 and 1995, respectively. At December 31, 1997, 16,667 warrants were exercisable.

NOTE I - STOCK PURCHASE PLAN

A total of 2,750,000 shares of Common Stock are authorized for issuance under the Company's employee stock purchase plan (the "Employee Plan"). The Employee Plan permits eligible employees to purchase up to 1,000 shares of Common Stock at the lower of 85% of the fair market value of the Common Stock at the beginning or at the end of each six-month offering period. Pursuant to the Employee Plan, 63,904, 216,504 and 229,636 shares of common stock were sold to employees during the three years ended December 31, 1997, 1996 and 1995, respectively. The weighted average fair value of these purchase rights for 1997, 1996 and 1995 was $0.67, $0.81 and $0.97 per share, respectively. Fair value was estimated using the Black-Scholes option pricing model with the following assumptions used for all three years: expected volatility ranging from 66% to 85%, risk-free interest rate of 6.0%, an expected term of six months and no dividend yield.

The Company applies APB Opinion 25 in accounting for the Employee Plan and, accordingly, no compensation cost has been recognized. If compensation cost had been determined in accordance with FAS No. 123, the impact on net income and earnings per share would have been immaterial for 1997, 1996 and 1995.

In 1994, the Company's shareholders adopted the 1994 Executive Stock Incentive Plan (the "Executive Plan"), which enabled officers and other key employees to purchase a total of up to 3,000,000 shares of the Company's Common Stock. During 1995 and 1994, the Participants purchased 140,000 and 2,745,000 shares of Common Stock, respectively, at fair market value, which were financed through individual bank borrowings at market interest rates by each Participant from Bank of America Illinois (the "Bank"), payable over five years. In December 1997, the Company agreed, subject to obtaining the agreement of the Bank, that it would allow the loans to remain outstanding until December 2001. The Company lends each Participant 85% of the interest due to the Bank, with $1,569,000 and $980,000 of such loans outstanding as of December 31, 1997 and 1996, respectively. In December 1997, the Company also loaned each participant the 15% of the interest that would otherwise have been currently payable. The Company guarantees the Participant borrowings under a $6.4 million letter of credit. Participant loans guaranteed by the Company with letters of credit as of December 31, 1997 and 1996 were $6.1 million and $6.5 million, respectively. Shares acquired under the Executive Plan are held by the Company as security for the guarantees under a loan and pledge agreement. Sales of such shares by Participants are subject to certain restrictions, and, generally, they may not be sold for five years.

During 1996, the Company repurchased 820,000 shares of Common Stock from Participants in the Executive Plan who were no longer employees of the Company, primarily due to the sale of the direct offices (see Note M). The shares were repurchased because, as nonemployees, the Company could no longer guarantee the bank loans for these individuals or make advances of interest to the Bank on their behalf. The Company accepted the stock being held as collateral as payment in full for the purchase price plus all of the unpaid interest and satisfied the indebtedness to the Bank on behalf of these individuals. In those instances where the value of the common stock held as collateral was not sufficient to cover the purchase price plus all of the unpaid interest, the Company recorded an aggregate amount of $110,000 in compensation expense for these individuals during the year.

NOTE J - SAVINGS AND POST-RETIREMENT BENEFIT PLANS

The Company has a 401(k) Savings Plan under which it matches employee contributions at the discretion of the Company's Board of Directors. The Company's matching contribution, consisting of shares of its Common Stock purchased in the open market, is equal to 25% of each employee's contribution, up to a maximum of $660 per employee. The expense for the matching contribution for the years ended December 31, 1997, 1996 and 1995 was approximately $261,000, $540,000 and $687,000, respectively.

The Company has an obligation remaining from the acquisition of Executone, Inc. to provide post-retirement health and life insurance benefits for a group of fewer than 75 former Executone, Inc. employees, including two current employees of the Company. The Company does not provide post-retirement health or life insurance benefits to any other employees. Effective January 1, 1993, the Company adopted FAS No. 106, "Employers' Accounting For Postretirement Benefits Other Than Pensions". This standard requires that the expected cost of these benefits must be charged to expense during the years that employees render services. The Company adopted the new standard prospectively and is amortizing the transition obligation over a 20-year period.

Post-retirement benefit expense for the three years ended December 31, 1997 consists of the following:


(Amounts in thousands)                                           1997             1996             1995
----------------------                                           ----             ----             ----
Interest on accumulated benefit obligation                         $220             $214            $219
Amortization of transition obligation                               116              116             116
Net amortization and other                                            4               20              20
                                                                   ----             ----            ----
                                                                   $340             $350            $355
                                                                   ====             ====            ====

The status of the plan at December 31, 1997 and 1996 is as follows:

(Amounts in thousands)                                                            1997             1996
----------------------                                                            ----             ----
Accumulated post-retirement benefit obligation (APBO):
     Retirees                                                                     $2,765          $2,875
     Active Employees                                                                364             339
                                                                                  ------          ------
                                                                                   3,129           3,214
Unamortized transition obligation                                                 (1,744)         (1,861)
Unrecognized net loss                                                               (312)           (466)
                                                                                  ------          ------
Accrued liability                                                                 $1,073          $  887
                                                                                  ======          ======


In determining the APBO as of December 31, 1997 and 1996, the weighted average discount rate used was 7%. The Company used a healthcare cost trend rate of approximately 11%, decreasing through 2007 and leveling off at 6% thereafter. A 1% increase in the healthcare trend rate would increase the APBO at December 31, 1997 by approximately 3% and increase the interest cost component of the post-retirement benefit expense for 1997 by less than $10,000.

NOTE K - OTHER INCOME, NET

Other Income, Net consists of the following for the three years ended December 31, 1997:

(Amounts in thousands)                                       1997                  1996                 1995
----------------------                                       ----                  ----                 ----
Interest income                                              $  741               $1,117               $  285
Equity in earnings of DCC (Note G)                              377                  288                  401
Gain on sale of two direct sales offices                        ---                  ---                1,213
Other, net                                                      419                  465                  230
                                                             ------               ------               ------
                                                             $1,537               $1,870               $2,129
                                                             ======               ======               ======

NOTE L - UNISTAR

On December 19, 1995, the Company acquired 100% of the common stock of Unistar Gaming Corporation (Unistar Gaming) for 3.7 million shares of the Company's common stock valued at $5.4 million and 350,000 shares of newly issued preferred stock valued at $7.3 million. Unistar Gaming's subsidiary, UniStar Entertainment, Inc. (UniStar), has an exclusive five-year contract to design, develop, finance and manage the National Indian Lottery (NIL) for the Coeur d'Alene Tribe of Idaho (CDA). The NIL comprises a national telephone lottery authorized by federal law and a compact between the State of Idaho and CDA, as well as Internet-based lottery games. In return for providing these management services to the NIL, UniStar will be paid a fee equal to 30% of the profits of the NIL. UniStar did not have any assets or operations other than the NIL contract prior to its acquisition by the Company.

The purchase price was approximately $12.7 million and was based upon the determination by an investment banking firm of the value assigned to the common and the preferred stock issued in the transaction. The common stock valuation was based upon the value of the common stock issued at the closing date, discounted for restrictions on the sale of the shares, which range from six to twenty-six months. The preferred stock was valued based upon the number of shares of common stock into which it was estimated that the preferred shares may be converted at some future date. The excess of the purchase price over the value of the net liabilities assumed has been included in intangible assets and will be amortized over the five-year term of the contract commencing in the first quarter of 1998.

The preferred stock consists of 250,000 shares of Cumulative Convertible Preferred Stock, Series A (Series A Preferred Stock) and 100,000 shares of Cumulative Contingently Convertible Preferred Stock, Series B (Series B Preferred Stock). The Series A Preferred Stock has voting rights equal to one share of common stock and will earn dividends equal to 18.5% of the consolidated retained earnings of UniStar as of the end of a fiscal period, less any dividends paid to the holders of the Series A Preferred Stock prior to such date. The Series B Preferred Stock has voting rights equal to one share of common stock and will earn dividends equal to 31.5% of the consolidated retained earnings of UniStar as of the end of a fiscal period, less any dividends paid to the holders of the Series B Preferred Stock prior to such date. All dividends on Preferred Stock are payable (i) when and as declared by the Board of Directors,
(ii) upon conversion or redemption of the Series A and Series B Preferred Stock or (iii) upon liquidation. The Series A and Series B Preferred Stock is redeemable for a total of 13.3 million shares of common stock (Series A Preferred Stock for 4.925 million shares and Series B Preferred Stock for 8.375 million shares) at the Company's option. In the event that UniStar meets certain revenue and profit parameters, the Series A Preferred Stock is convertible for up to 4.925 million shares of common stock and the Series B Preferred Stock is convertible for up to 8.375 million shares of common stock (a total of an additional 13.3 million shares of common stock). Liquidation preferences for all shares of Series A and Series B preferred stock total $7.3 million as of December 31, 1997. Liquidation preference is based upon fair market value of the Series A and Series B preferred stock as determined by the investment banking firm engaged by the Company, plus any dividends in arrears. As of December 31, 1997, no dividends have accrued to the preferred stockholders.

In an attempt to block the NIL, certain states filed letters under 18 U.S.C.
Section 1084 to prevent the long-distance carriers from providing telephone service to the NIL. In 1995, the CDA initiated legal action against AT&T Corporation (AT&T) to compel the long-distance carriers to provide telephone service to the NIL. The CDA's position is that the lottery is authorized by the Indian Gaming Regulatory Act (IGRA) passed by Congress in 1988, that IGRA preempts state law, that 18 U.S.C. Section 1084 is inapplicable and, therefore, that the states lack authority to issue the Section 1084 notification letters to any carrier. On February 28, 1996, the NIL was ruled lawful by the CDA Tribal Court. The CDA Tribal Court found that all requirements of IGRA have been satisfied and the Section 1084 letters issued by certain state attorneys general in an effort to interfere with the lawful operation of the NIL are invalid. In addition, the Tribal Court found that the long-distance carriers cannot refuse to provide the service requested in the action based upon 18 U.S.C. Section 1084. This ruling and a related order dated May 1, 1996 were subsequently appealed to the Tribal Appellate Court, which on July 2, 1997 affirmed the lower Tribal Court's May 1, 1996 ruling and analysis upholding the CDA's right to conduct the telephone lottery. On August 22, 1997, AT&T filed a complaint for declaratory judgment against the CDA in the U.S. District Court for the District of Idaho. The CDA has answered that complaint. In March 1998, the attorneys general of nineteen states filed a motion for permission to submit a brief as amicus curiae in the case with respect to the Tribal Court's interpretation of IGRA and in support of the position taken by AT&T.

On May 28, 1997, the State of Missouri brought an action in the Missouri Circuit Court in Kansas City against UniStar and the CDA to enjoin the NIL's US Lottery Internet instant games offered by the CDA and managed by UniStar. The complaint also seeks civil penalties, attorney's fees and court costs. The complaint alleged that the US Lottery violates Missouri anti-gaming laws and that the marketing and promotion of the US Lottery violate the Missouri Merchandising Practices Act. The CDA and UniStar removed the case to the U.S. District Court for the Western District of Missouri, which denied the State's subsequent motion to remand the case back to the state court. The Court also subsequently granted a motion to dismiss by CDA based on sovereign immunity. The Court denied the motion to dismiss UniStar based on sovereign immunity, although the Court indicated it might reconsider that decision. UniStar filed a motion for reconsideration of its motion for dismissal. The State of Missouri has filed a notice of appeal evidencing its intent to appeal to the Eighth Circuit Court of Appeals, the dismissal of the CDA.

On January 28, 1998, the State of Missouri sought to dismiss voluntarily the existing case against UniStar and filed the next day, a new action against the Company, UniStar and two tribal officials, with essentially the same allegations, in a state court in a different district. The State obtained a temporary restraining order from a state judge enjoining the marketing of the Internet and telephone lottery in the State of Missouri. On February 5, 1998, the U.S. District Court for the Eastern District of Missouri ruled that this second case also should be heard in federal court, transferred the second case to the Western District of Missouri, where the original case had been filed, and dissolved the state court's temporary restraining order, effective February 9, 1998. A motion to dismiss the second case based on the sovereign immunity of all the defendants and a motion to abstain in favor of the jurisdiction of the CDA Tribal Court are pending. The State of Missouri has filed a notice of appeal evidencing its intent to appeal the denial of its motion to remand the case to State Court or in the alternative to grant a preliminary injunction.

On September 15, 1997, the State of Wisconsin, by its Attorney General, filed an action in the Wisconsin State Circuit Court for Dane County against the Company, UniStar and the CDA, to permanently enjoin the US Lottery offered by the Tribe on the Internet and managed by UniStar. The complaint alleges that the offering of the US Lottery violates Wisconsin anti-gambling laws and that legality of the US Lottery has been misrepresented to Wisconsin residents in violation of state law. In addition to an injunction, the suit seeks restitution, civil penalties, attorneys' fees and court costs. The Company, UniStar and the CDA have removed the case to the U.S. District Court in Wisconsin. On February 18, 1998, the District Court dismissed the Tribe from the case based on sovereign immunity and dismissed the Company based on the State's failure to state a claim against the Company. Motions to dismiss the case against UniStar were denied. UniStar has filed a notice of appeal evidencing its intent to appeal to the Seventh Circuit Court of Appeals the denial of its motion to dismiss.

The Company believes, based on consultation with and opinions rendered by outside legal counsel, that the favorable rulings of the tribal courts will be affirmed by the Idaho federal court. The Company believes that UniStar also will prevail in the Missouri and Wisconsin lawsuits. However, there is no assurance of such a legal outcome. The Company accrued $1 million in 1995 to cover estimated legal costs through the possible appeal to the U.S. District Court. If the matter is appealed beyond the U.S. District Court or if additional court challenges are brought by states opposed to the NIL, the Company estimates that additional legal costs could be in the range of $1 million to $2 million.

Funding for UniStar capital expenditures, including the computers and software to build the telecommunications system, will be capitalized and depreciated over the life of the management agreement. The guaranteed monthly advance of $25,000 to the CDA, which began in January 1996, will be reimbursed when the NIL is operational and making profit distributions to UniStar. In addition, the Company has capitalized other fundings, consisting primarily of direct UniStar expenses, professional fees and other expenses, which the Company believes are reimbursable in accordance with the terms of the management agreement. Cumulative funding as described above totals $8.0 million ($5.9 million for the year ended December 31, 1997) and is reflected in non-current other assets.

The Company has also funded legal and other accrued liabilities assumed as part of the acquisition of UniStar totaling, on a cumulative basis, $2.4 million ($0.3 million for the year ended December 31, 1997). Such cash flows, which were previously reflected as part of the change in working capital items, are now reflected as part of the investment in UniStar in the statement of cash flows. Prior year amounts have been reclassified to conform to the current year's presentation. The investment in UniStar reflected on the statement of cash flows includes the deferred charges and assumed liabilities noted above (net of $0.6 million in capital lease obligations) for a cumulative total of $9.7 million ($5.6 million for the year ended December 31, 1997). Since inception, the Company has also funded various UniStar expenses totaling $1.6 million, which are reflected in the Company's consolidated net income. Cumulative cash expenditures on UniStar, including UniStar expenses, total $11.3 million as of December 31, 1997.

Other than legal costs related to an appeal of the CDA Tribal Court ruling or other actions by the states, if any, the Company estimates that it will invest an additional $2 million to $4 million by June 1998. The costs include capital expenditures for computers and software to build the telecommunications system, funds to complete the building on the CDA reservation which will be the operations center for the lottery, and various start-up and operating expenses including personnel-related costs and advertising expenses. The Company is also required to make a guaranteed payment of $300,000 per year to the CDA, which is included in the above estimates. The Company expects it will be able to obtain additional financing for these costs, if necessary.

In February 1997, the Company signed agreements with Virtual Gaming Technologies (formerly Internet Gaming Technologies (IGT)) and CasinoWorld Holdings, Ltd.
(CWH). The agreements required the Company to invest $700,000 in IGT common stock in September 1996 under a previous agreement. In addition, the Company was granted a 200,000-share, five-year option set at 15% more than the price per share on the initial investment, or $3.45 per share. CWH is to provide project management services overseeing the development of the software for the NIL, with the

Company contracting independently for system software development. Such charges are not to exceed $2 million. The Company will acquire all hardware for the system without financial obligation by either IGT or CWH. Approximately $600,000 in hardware costs were incurred as of December 31, 1997. All of these system development costs are included in the above estimate for expenditures through June 1998.

The investment in IGT is being accounted for under the cost method. All hardware costs incurred will be capitalized and depreciated over the useful life of the assets, beginning when the assets are placed in service. As of December 31, 1997, $1.5 million in progress payments have been made toward the software system. Such payments are being deferred until completion of the system and will be capitalized and depreciated over the life of the asset or term of the management agreement, whichever is shorter.

There are market and legal risks associated with the development of the NIL. The Company believes there is a national market for the NIL based upon research into the experience of other national lotteries and the growth of the overall lottery market. In the event that the telephone and Internet lotteries do not attain the level of market acceptance anticipated by the Company or if the outcome of the pending lawsuits is adverse, the Company would have to reevaluate its investment in UniStar.

The Company periodically evaluates the recoverability of this investment in UniStar in accordance with the provisions of FAS No. 121, "Accounting for the Impairment of Long-Lived Assets" by projecting future undiscounted net cash flows for the telephone and Internet lotteries. If the sum of such cash flows is not sufficient to recover the Company's investment in UniStar, projected cash flows would then be discounted and the Company's investment would be adjusted accordingly.

NOTE M - SALE OF BUSINESSES AND OTHER ACQUISITIONS/DISPOSITIONS

On May 31, 1996, the Company sold its direct sales and service organization, including its Network Services division to Clarity Telecom Holdings, Inc. d/b/a Executone Business Solutions (Clarity, subsequently renamed Claricom), a new acquisition company formed for the acquisition by Bain Capital, Inc. The Company received $61.5 million in cash, a $5.9 million junior subordinated note due July 1, 2004, with interest at 7.5% per year, and warrants to purchase 8% of the equity issued as of the closing in the new company for $1.1 million, exercisable for three years. After recording the notes and the warrants at their fair market value, the total value of the consideration received was $69.6 million. The Company and Claricom also entered into a five-year exclusive distributor agreement pursuant to which Claricom will sell and service EXECUTONE'r' and INFOSTAR'r' telephone products to business and commercial locations that require up to 400 telephones.

The sale did not include the Pittsburgh direct sales and service office, which the Company sold to one of its existing independent distributors for approximately $1.3 million in cash and notes in May 1996, resulting in no gain or loss. The sale of the direct offices (including the separate sale of the Pittsburgh office) related primarily to the retail distribution channel of the Computer Telephony division and included the Network Services division.

The Company recorded a pretax gain of $48.9 million on the sale to Claricom net of transaction, severance and other costs related to the sale. The proceeds were used to repay the Company's bank borrowings, and the excess was invested in short-term cash investments.

The cash proceeds of $61.5 million included $5.0 million which was held in escrow and reported on the consolidated balance sheet as of December 31, 1997 and 1996 as restricted cash. These funds were released to the Company, by Claricom on March 31, 1998.

For the years ended December 31, 1997 and 1996, more than 10% of the Company's revenues were derived from a single independent distributor, Claricom. Revenues, net of discounts, were $29.3 million and $31.7 for 1997 and for the seven-month post-sale period in 1996, respectively.

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

During the first quarter of 1995, the Company was involved in extensive negotiations to acquire the Dictaphone division of Pitney Bowes. In April 1995, the acquisition was awarded to another bidder. The Company incurred approximately $1 million in fees and expenses related to the attempted acquisition which were recognized during 1995.

NOTE N - PROVISION FOR RESTRUCTURING

In July 1995, the Company reorganized its then-existing business into five divisions: Computer Telephony, Healthcare Communications Systems, Call Center Management, Videoconferencing Products, and Network Services, and changed its business strategy in the Computer Telephony division to focus on software applications in the communications market. The business that was acquired in 1988 was a telephone equipment hardware company focused on customers with small systems, with an emphasis on selling additional hardware and service to generate add-on revenue. As a result of the change in strategy, the business acquired in 1988 was de-emphasized. The Company adopted FAS No. 121, requiring impairment to be measured by projecting the lowest level of identifiable future cash flows. The Company concluded there was an impairment. As a result, the Company recorded a $44.0 million provision for restructuring consisting of a $33.5 million goodwill impairment, an $8.8 million write-down of inventory, primarily service stock relating to the impaired assets and other non-recurring inventory adjustments, $0.9 million related to the shutdown of the Company's Scottsdale, Arizona facility and $0.8 million of other unusual items.

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

NOTE O - SUBSEQUENT EVENTS (UNAUDITED)

Corporate Reorganization. On January 8, 1998, the Company announced the beginning of the restructuring of its businesses and the retirement of its Chief Executive Officer (CEO). These announcements have resulted in several related charges which will be reflected in the consolidated financial statements for the first quarter of 1998.

Alan Kessman, Chairman and CEO of the Company announced his intention to retire from the management of the day-to-day operations of the Company. In accordance with the diminishment of responsibility section of his employment continuity agreement, Mr. Kessman will receive a severance payment of $1.3 million. The Company will establish a reserve for this cost during the first quarter of 1998.

The Company has retained an executive search firm to find a successor for Mr. Kessman, who has agreed to remain in his current position until his successor is selected. The Company has incurred approximately $0.2 million in expenses to recruit a new CEO which will be expensed as part of the restructuring charge in the first quarter of 1998.

In addition, the Company has restructured current operations which resulted in a workforce reduction during January and February 1998. The Company will incur approximately $0.6 million for severance, benefits and other restructuring charges in the first quarter of 1998.

As previously announced, Furman Selz LLC has been hired to advise the Company as to certain financing and corporate restructuring options. Based upon advice of Furman Selz and the recommendation of a special committee of the Board of Directors, the Board has determined that it is in the best interests of the shareholders of the Company to separate the business of the Company's UniStar subsidiary from the operations of its computer telephony and healthcare communications businesses. The Company expects, subject to completion of further analysis and receipt of necessary approvals, that the separation would be effected through a taxable distribution to shareholders later this year.

During the first quarter of 1998, the Company incurred approximately $0.2 million in advisory expenses related to preparation and review of corporate restructuring options. Future expenses will be dependent upon the form and nature of the corporate restructuring. The Company is also pursuing a plan to retain and motivate key employees, the details of which are expected to be concluded by the second quarter of 1998.

In total, the Company expects to record a restructuring charge of approximately $2.3 million during the first quarter of 1998.

Amended Distributor Agreement with Claricom. On March 30, 1998, the Company entered into an Amended and Restated Distributor Agreement with Claricom (the "Amended Agreement"). The Amended Agreement, effective April 1, 1998 and continuing through December 31, 2001, provides, among other things, that Claricom will be a non-exclusive distributor of the Company's telephony products and that Claricom can market products competing with those sold by the Company. Upon execution of the Amended Agreement, Claricom released to the Company the $5 million plus interest being held in escrow to satisfy potential indemnity claims under the 1996 Asset Purchase Agreement and waived all potential contract claims under the prior distributor agreement.

NOTE P - SELECTED QUARTERLY FINANCIAL DATA

The following is a summary of unaudited selected quarterly financial data for the years ended December 31, 1997 and 1996:



                                                                               Three Months Ended
                                                         -----------------------------------------------------------------
                                                          March 31,          June 30,     September 30,       December 31,
(In thousands, except for per share amounts)                 1997              1997            1997                1997
                                                         ----------          --------     -------------       ------------
Revenues                                                    $39,019          $34,777          $42,936             $39,664
Gross Profit                                                 14,120            9,899           14,892              14,098
Income (Loss) Before Income Taxes                               854           (3,942)           1,321               1,409
Net Income (Loss)                                               512           (2,371)             793                 845
Basic and Diluted Earnings (Loss) Per Share                    0.01            (0.05)            0.02                0.02



                                                                               Three Months Ended
                                                         -----------------------------------------------------------------
                                                          March 31,          June 30,     September 30,       December 31,
(In thousands, except for per share amounts)                 1996              1996            1996                1996
                                                         ------------       ---------     -------------       ------------
Revenues                                                    $66,966          $51,982          $44,791             $48,283
Gross Profit                                                 26,520           18,969           16,458              17,565
Income (Loss) Before Income Taxes
   and Extraordinary Item                                    (8,969)          39,820            3,535               5,396
Income (Loss) Before Extraordinary Item                      (5,358)          23,860            2,124               3,536
Net Income (Loss)                                            (5,358)          23,860            2,124               3,181
Earnings (Loss) Per Share:
   Income (Loss) Before Extraordinary Item                    (0.10)            0.46             0.04                0.07
   Extraordinary Item                                          ---               ---              ---               (0.01)
Diluted Earnings (Loss) Per Share:
  Income (Loss) Before Extraordinary Item                     (0.10)            0.44             0.04                0.07
  Extraordinary Item                                           ---               ---              ---               (0.01)

The three months ended March 31, 1996 includes a loss of $4.9 million relating to the sale of the Videoconferencing and Inmate Calling businesses (see Note M). The three months ended June 30 and December 31, 1996 include a pretax gain on the sale of businesses (See Note M) of $47.5 million and $1.4 million, respectively.

STOCK DATA

The number of holders of record of the Company's Common Stock as of the close of business on February 28, 1998 was approximately 2,000. The Common Stock is traded on the NASDAQ National Market System under the symbol "XTON". As reported by NASDAQ on February 23, 1998, the closing sale price of the Common Stock on the NASDAQ National Market System was $2 3/8. The following table reflects in dollars the high and low closing sale prices for EXECUTONE's Common Stock as reported by the NASDAQ National Market System for the periods indicated:

         Fiscal Period                     High             Low
         -------------                     ----             ---
         1997
         First Quarter                     $2 13/16         $2 7/16
         Second Quarter                     2 3/4            1 11/16
         Third Quarter                      2 1/8            1 11/16
         Fourth Quarter                     2 3/4            1 7/8

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

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
EXECUTONE Information Systems, Inc.:

We have audited the accompanying consolidated balance sheets of EXECUTONE Information Systems, Inc. (a Virginia corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EXECUTONE Information Systems, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP


Stamford, Connecticut
February 7, 1998

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

BOND TRANSFER AGENT                              ADDITIONAL INFORMATION
U.S. Trust Company of New York                   A copy of EXECUTONE's Annual Report on Form 10-K,
114 West 47th Street                             which is filed with the Securities and Exchange Commission,
New York, New York 10036-1532                    is available without charge by writing to:

                                                 DAVID KRIETZBERG
                                                 Treasurer/Investor Relations
                                                 Corporate Headquarters



DIRECTORS AND OFFICERS


BOARD OF DIRECTORS
---------------------------------------------------------------------------------------------------------------------------------
ALAN KESSMAN                                     JERRY M. SESLOWE 2
Chairman of the Board                            Managing Director
                                                 Resource Holdings, Ltd.

STANLEY M. BLAU 1
Vice Chairman                                    LOUIS K. ADLER 2
                                                 Private Investor

THURSTON R. MOORE 1
Partner
Hunton & Williams

RICHARD S. ROSENBLOOM  2
David Sarnoff Professor of Business Administration
Harvard Business School

1  AUDIT COMMITTEE MEMBER
2  COMPENSATION COMMITTEE MEMBER



OFFICERS
---------------------------------------------------------------------------------------------------------------------------------
ALAN KESSMAN                                ANTHONY R. GUARASCIO                        VIC NORTHRUP
President and Chief Executive Officer       Vice President, Finance & Administration    Vice President
                                            Chief Financial Officer                     President, Computer Telephony

MICHAEL W. YACENDA
Executive Vice President                    ISRAEL J. HERSH                             FRANK J. ROTATORI
President, UniStar                          Vice President, Software Engineering        Vice President
                                                                                        President, Healthcare Communications

BARBARA C. ANDERSON                         ROBERT W. HOPWOOD
Vice President, General Counsel and         Vice President                              SHLOMO SHUR
Secretary                                   Vice President - Operations, UniStar        Senior Vice President,
                                                                                        Advanced Technology

JAMES E. COOKE III                          ANDREW KONTOMERKOS
Vice President, National Accounts           Senior Vice President, Hardware
                                            Engineering and Production